UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Venture Financial Group, Inc.
(Exact name of registrant as specified in its charter)

Washington	6022	91-1277503
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1495 Wilmington Dr., P.O. Box 970
DuPont,Washington 98327
(253) 441-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ken F. Parsons, Sr.
Chief Executive Officer and Chairman of the Board
1495 Wilmington Dr., P.O. Box 970
DuPont,Washington 98327
(253) 441-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Andrew H. Ognall, Esq.	Stephen M. Klein, Esq.
Foster Pepper LLP	Graham & Dunn P.C.
601 SW Second Avenue, Suite 1800	Pier 70, 2801 Alaskan Way, Suite 300
Portland, Oregon 97204	Seattle, Washington 98121-1128
Telephone: (503) 221-0607	Telephone: (206) 340-9648
Facsimile: (503) 221-1510	Facsimile: (206) 340-9599

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate
Securities to be Registered	Offering Price(1)	Amount of Registration Fee
Common Stock, no par value	$46,000,000	$1,412

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2007

PRELIMINARY PROSPECTUS

           Shares

VENTURE FINANCIAL GROUP, INC.
Common Stock

We are the bank holding company for Venture Bank, a Washington state-chartered bank with operations in the southern Puget Sound region. This is an initial public offering of          ,           shares of our common stock. All of the offered shares will be purchased by the underwriters on a firm-commitment basis.

Prior to this offering there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $     .          and $     .          per share. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price. The market price of the shares after the offering may be higher or lower than the initial public offering price. We have applied to list our common stock on the Nasdaq Global® Market under the symbol “VNBK.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 9 to read about the factors you should consider before investing in our common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to          additional shares of our common stock at the initial public offering price within 30 days following the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF VENTURE FINANCIAL GROUP, INC., AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The underwriters expect that the shares of our common stock will be ready for delivery to purchasers on or about          , 2007.

Keefe, Bruyette & Woods, Inc.	D.A. Davidson & Co.

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in this offering. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our website is not part of this prospectus.

Until          , 2007, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

Unless we indicate otherwise, the number of shares as well as all share, per share and financial information in this prospectus:

•	assumes a public offering price of $ per share, which is the mid-point of the range indicated on the front cover of this prospectus;

•	does not give effect to the use of proceeds of the offering; and

•	assumes that the underwriters do not exercise the over-allotment option to purchase any of the additional shares of our common stock subject to that option.

Venture Financial Group, Inc.

We are the bank holding company for Venture Bank, a rapidly growing Washington state-chartered bank. We foster an entrepreneurial, innovative culture focused on creating (i) a positive environment for employees, (ii) a unique customer experience and (iii) superior results for our shareholders. At March 31, 2007 we had total assets of $1.1 billion, net loans of $721.2 million, total deposits of $787.4 million and shareholders’ equity of $87.5 million. Based on information as of March 31, 2007, upon completion of this offering we will be one of the top five publicly-traded commercial banks headquartered in the Puget Sound region as measured by total assets.

We operate 18 full-service financial centers located primarily along the Interstate 5 corridor in the Puget Sound region of western Washington. We were established in 1979 and have grown through a combination of de novo branching and acquisitions. Since 1993, we have completed the following acquisitions:

•	Citizens First Bank (1993);

•	Northwest Community Bank (1995);

•	Prairie Security Bank (1997);

•	Wells Fargo Bank — Four Financial Centers (1997);

•	Harbor Bank, N.A. (2002); and

•	Redmond National Bank (2005).

In 2003, we unveiled a new brand under the Venture Bank name as part of our strategy to position us for future growth in our key target markets. The Venture Bank brand is embodied in every aspect of our business, from our advertising to the design of our financial centers to our employee training. We emphasize a relationship-building style of banking through our focus on developing a culture of empowered and well-trained employees.

Our business model has produced strong growth and consistent profitability. From December 31, 2002 to March 31, 2007 we have more than doubled our size by increasing:

•	Total assets from $474.5 million to $1.1 billion;

•	Total net loans from $361.6 million to $721.2 million;

•	Total deposits from $384.2 million to $787.4 million; and

•	Trailing twelve months diluted earnings per share from $0.93 to $1.65.

Our Market Area

We operate in diverse, vibrant communities that enjoy a growing population base and strong economic activity. Our market areas are in Thurston, Pierce, King and Lewis Counties and include:

•	Washington’s State Capitol, Olympia;

•	Washington’s third largest city, Tacoma; and

•	Suburban communities east of Washington’s largest city, Seattle.

Washington State has a population of 6.4 million, 2.9 million of whom are located in the counties we currently serve. As of May 2007, the unemployment rate in the State of Washington was at an historically low rate, 4.6%, with more than 59,000 jobs being added over the past year, and the unemployment rate in our market areas was 4.0%. Over the past few years, the Puget Sound region has experienced vibrant economic activity and has developed a diversified economy driven by real estate, technology, aerospace, international trade, medical and manufacturing industries and by a significant government and military presence.

According to publicly available FDIC data, bank and thrift deposits in our current markets have grown at a compound annual growth rate of 9.8% since 2002, from $40.7 billion at June 30, 2002 to $59.1 billion at June 30, 2006. The median household income of our markets for 2006 was $63,324, which outpaced both the national and state median household income of $46,326 and $56,473, respectively.

Our Business

We focus on meeting the commercial banking needs associated with the continued population and economic growth of the greater Puget Sound region. Our customers are businesses that generally have up to $15 million in annual revenues and require highly personalized commercial banking products and services. We also serve retail customers in our communities with traditional consumer banking products. We believe our customers prefer locally managed banks that provide responsive, personalized service and customized products. We emphasize a sales and service culture that offers our customers direct access to decision-makers empowered to provide timely solutions to their financial needs. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

Construction and commercial real estate lending are the primary focus of our lending activities. At March 31, 2007, our loan portfolio consisted of:

•	43.2% construction loans;

•	37.7% commercial real estate loans;

•	11.6% commercial and industrial loans;

•	5.5% residential real estate loans;

•	1.3% consumer loans; and

•	0.7% loans held for sale.

Our loan portfolio is diversified by property type, geographic market, a wide-ranging customer base, and loan purpose. While real estate lending continues to be a large part of our business, we see significant opportunities in growing our commercial and industrial, or C&I, business.

On the deposit side, we continue to seek to establish core deposit relationships. We emphasize growing lower cost deposits by offering a wide array of commercial banking products and developing strong personal relationships that allow us to meet all the needs of our commercial customers. For our retail deposit customers, we offer competitive retail banking products and differentiate ourselves from our competitors with a warm, friendly hometown atmosphere at our financial centers including Internet workstations, fresh coffee and home-made cookies.

We also originate residential mortgage loans for resale through our mortgage banking team and offer a variety of investment services and products through Venture Wealth Management, a wholly owned subsidiary of Venture Bank.

Our corporate headquarters is located at 1495 Wilmington Drive, DuPont, Washington 98327, and our telephone number is (253) 441-4000. Venture Bank is chartered by the State of Washington at 721 College Street SE, Lacey, Washington 98503. We maintain a website at www.venture-bank.com.

Our Strategy

We strive to be a high performing community bank with a focus on profitable growth for the long-term benefit of our shareholders, customers and employees. Our culture distinguishes us from our competition. The key elements of our strategy, including our distinctive culture, are:

•	Expand our franchise through additional acquisitions or the opening of new financial centers in attractive markets. We have completed six acquisitions since 1993, most recently acquiring Redmond National Bank in 2005. We will continue to look for accretive acquisitions that will expand our franchise. We also intend to continue to grow through de novo branching opportunities, having opened two new financial centers in 2007.

•	Continue to develop new products and services to grow our core customer relationships by offering competitive products for both commercial and retail customers. We provide our commercial lending customers a full range of products to support working capital or to finance equipment, real estate, construction, or land acquisition. We offer leading-edge products such as remote deposit capture, online cash management and bill pay. We also seek to provide our retail customers with a full complement of value-added products with high levels of service. We pride ourselves on continually seeking new, innovative products that enhance our relationships with our existing customers, and make us attractive to new customers.

•	Maintain strong credit quality by knowing our customers and our markets, and focusing on underwriting and risk controls. We believe our strong asset quality is the result of a stable Puget Sound area economy, prudent underwriting standards, experienced commercial lenders and diligent monitoring of our loan portfolio. At March 31, 2007, our nonperforming assets were 0.09% of our total assets.

•	Continue to actively manage our balance sheet to support both earnings and asset growth by focusing on our capital, funding sources, and investments in both loans and securities. We concentrate on efficient capital utilization while remaining well-capitalized under federal banking regulations.

•	Continue to actively manage interest rate and market risks by closely monitoring and managing the volume, cash flow, pricing, and market price aspects of both our interest rate sensitive assets and our interest rate sensitive liabilities. We focus on this in order to mitigate adverse net income effects of rapid changes in interest rates on either side of our balance sheet.

•	Hire, train and retain experienced and qualified employees to support our planned expansion and growth strategies. We carefully select the right people to join the Venture Bank team — people who are technically qualified and fit our unique culture and style. We seek to attract and retain relationship-oriented and experienced employees who want to participate in a high-achieving, growth-oriented community bank. We believe that our emphasis on culture and professional training results in low turnover and the successful development and advancement of our employees.

•	Foster a culture that produces superior quality service to our customers with empowered employees. The Venture Bank experience is best demonstrated when a customer interacts with employees who are trained and empowered to provide a memorable banking experience. Every employee starts with a two-day training program that immerses the employee in our culture, brand, values, and philosophies. We reinforce that training through our “Venture Bank University,” which provides all of our employees an ongoing curriculum for career growth with customized training to develop quality sales and service relationships with our customers. Venture Bank University includes required courses on culture, sales, service, technical skills, management, coaching and product knowledge for employees at all levels including our senior and executive management teams.

•	Build on our strong brand of Identity, Place, and Culture. In May 2003, we enhanced awareness of our company and positioned ourselves for growth through a significant rebranding effort. The key elements of our brand are our Identity, Place, and Culture. Our visual “Identity” is portrayed by our logo, image art and merchandising that reflect our Pacific Northwest roots and our independent, innovative and entrepreneurial nature. Our “Place” is how we reach our customers and is illustrated by the design of our state-of-the-art financial centers and other channels of delivery. The final component of our brand is our “Culture” that brings all this together through empowered employees who are committed to our values, our approach to service and our community participation. We continue to build our brand around the phrase “As Independent as You.” We believe that our customers associate our brand with our culture of superior, personalized products and services.

Our Employees and Management Team

We are led by an experienced and local Board of Directors and a dedicated executive management team. We also have a talented, motivated management team at the next level that is active in the decision making process at Venture Bank. The Board and our management team have a proven record of working together during challenging times, whether completing acquisitions, managing growth, or responding to changes in the regulatory environment and changes in the management team itself.

Our Chairman and Chief Executive Officer Ken Parsons, a founding Director of Venture Bank and our largest single shareholder, has served as CEO since 1990. James “Jim” Arneson returned to Venture Bank in September 2005 when we acquired Redmond National Bank where he held the role of President and CEO. Jim Arneson has served as our President and as President and Chief Executive Officer of Venture Bank since his return and has successfully transitioned into responsibilities previously managed by Mr. Parsons, which has allowed Mr. Parsons to focus on strategic oversight. Mr. Parsons will remain as our Chairman and CEO through 2010.

Our experienced executive management team consists of the following individuals:

•	Ken F. Parsons, Sr., a founder of Venture Bank in 1979, serves as our Chairman and Chief Executive Officer. He has served as our CEO since 1990 and served as President from 1990 to 2005, when Mr. Arneson returned to the Company as President. From 1981 to 1990, Mr. Parsons was the first President of a national telecommunications company. Mr. Parsons holds leadership positions with the Washington Independent Community Bankers Association and the Independent Community Bankers of America.

•	James F. Arneson, is President and Chief Executive Officer of Venture Bank, and President of the Company. He returned to the Company in September 2005, when we acquired Redmond National Bank where he served as President and Chief Executive Officer. During his first tenure at Venture Bank, Mr. Arneson served as Executive Vice President/Chief Financial Officer for 10 years, while being mentored to become President, and was instrumental in helping create and execute our strategic plan. Mr. Arneson’s background includes seven years as a CPA for a major accounting firm in the State of Washington that specialized in financial institutions.

•	Sandra L. Sager, CPA, Executive Vice President and Chief Financial Officer, joined us in late 2005. In 2005, Ms. Sager was Senior Vice President and Chief Financial Officer of Columbia Trust Bank. From 2002 to 2004, Ms. Sager served as President and Chief Executive Officer of North Cascades Bancshares and North Cascades National Bank, served as its Chief Financial Officer from 1988 through 2001, and was a founding employee in 1986. Ms. Sager was a director of North Cascades Bancshares, Inc., from 1992 to 2004. Ms. Sager has over 23 years in banking, with initial experience from 1983 to 1986 as a bank examiner with the FDIC.

•	Bruce H. Marley, Executive Vice President and Chief Lending Officer, has been with us in that role since 2003, having joined us in 2002 as Senior Vice President and Credit Administrator. In addition to his 33 years in banking, Mr. Marley served as Treasurer for Labor Ready from 2000 to 2002.

•	Patricia A. Graves, Executive Vice President/Retail Banking, a role she has held since 2003, joined us in 1993. Previously, Ms. Graves was Senior Vice President of Operations. In her 26 years in banking, Ms. Graves has held numerous operational positions within the banking industry.

•	Catherine J. Mosby, Senior Vice President/Human Resources, joined us in 2002 with our acquisition of Harbor Bank, where she was Chief Financial Officer. Ms. Mosby has over 25 years of banking experience and has held various positions within the banking industry.

•	Joseph P. Beaulieu, Senior Vice President/Marketing, has served us since 1994. Prior to joining us, Mr. Beaulieu was President of the Thurston County Chamber of Commerce, and is a Certified Financial Marketing Professional (by the American Bankers Association Institute of Certified Bankers) in the State of Washington.

The Offering

Common stock offered by Venture Financial Group, Inc.	Shares

Common stock to be outstanding immediately after the offering	Shares(1)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $ . million, or $ . million if the over-allotment option is exercised by the underwriters, based on an assumed price of $ . per share (which is the midpoint of the range indicated on the front of this prospectus).

We expect to use the net proceeds we will receive from this offering for expansion through acquisition and de novo branching, to reduce existing junior subordinated debt and for general corporate purposes. Our use of proceeds is more fully described under “Use Of Proceeds.”

Dividend Policy	We have historically paid a quarterly cash dividend. In 2007, we paid quarterly cash dividends of $0.08 per share, on February 8 and May 11. We intend to continue paying cash dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will remain the same in the future.

Proposed Nasdaq Global® Market Symbol	We have applied to have our common stock listed for quotation on the Nasdaq Global® Market under the symbol “VNBK.”

(1)	The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding on , 2007 and excludes , shares of common stock issuable upon the exercise of stock options at the date hereof.

Risk Factors

See “Risk Factors” beginning on page • for a description of material risks related to an investment in our common stock.

Summary Consolidated Financial Information

You should read the summary consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The summary consolidated statement of income data for the years ended December 31, 2006, 2005 and 2004 and the summary consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of income data for the years ended December 31, 2003 and 2002 and the summary consolidated balance sheet data as of December 31, 2004, 2003 and 2002 have been derived from our audited financial statements that are not included in this prospectus.

The summary consolidated financial data as of and for the three-month periods ended March 31, 2007 and 2006 is derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring accruals) that we consider necessary for a fair presentation of our financial position and operating results for such periods. Historical results are not necessarily indicative of future results and results for the three-month period ended March 31, 2007 are not necessarily indicative of our expected results for the full year ending December 31, 2007.

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)

Consolidated Income Data:
Interest income	$18,438	$12,945	$64,671	$41,379	$31,828	$31,356	$29,974
Interest expense	8,930	5,129	28,855	12,932	6,694	6,166	6,552

Net interest income	9,508	7,816	35,816	28,447	25,134	25,190	23,422
Provision for loan and lease losses	375	150	1,075	753	227	2,329	2,343

Net interest income after provision for loan losses	9,133	7,666	34,741	27,694	24,907	22,861	21,079
Non-interest income	2,568	1,967	8,666	8,210	13,569	12,560	7,865
Non-interest expense	7,074	6,093	26,668	22,800	21,078	22,192	20,073

Income before income taxes	4,627	3,540	16,739	13,104	17,398	13,229	8,871
Provision for income taxes	1,433	1,226	5,670	4,076	5,621	4,173	2,659

Net income	$3,194	$2,314	$11,069	$9,028	$11,777	$9,056	$6,212

Share Data:
Earnings per common share (basic)	$0.45	$0.32	$1.54	$1.33	$1.82	$1.38	$0.95
Earnings per common share (diluted)	0.44	0.31	1.52	1.30	1.77	1.32	0.93
Dividends declared per common share	0.08	0.07	0.29	0.28	0.21	0.16	0.13
Dividend payout ratio	18.0%	22.0%	18.9%	20.5%	11.3%	11.6%	14.1%
Book value per common share	$12.15	$10.74	$11.83	$10.55	$8.86	$7.52	$6.72
Tangible book value per common share	8.57	7.11	8.26	6.88	7.41	5.65	4.94
Weighted average shares outstanding (basic)	7,154,805	7,215,485	7,172,290	6,768,229	6,487,613	6,560,403	6,569,865
Weighted average shares outstanding (diluted)	7,282,498	7,365,276	7,295,569	6,930,533	6,652,139	6,855,342	6,697,355
Total number of shares outstanding at period end	7,195,271	7,239,940	7,186,349	7,218,152	6,527,507	6,474,244	6,583,854

	As of and for the
	Three Months Ended
	March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,259	$37,489	$24,544	$24,329	$13,861	$24,791	$38,041
Investment securities	227,858	91,177	162,447	60,911	73,291	84,878	33,622
Gross Loans(1)	730,419	626,696	716,095	602,335	432,641	367,631	369,564
Allowance for credit losses	(9,247)	(8,705)	(8,917)	(8,434)	(7,189)	(7,589)	(7,947)
Goodwill and other intangible assets	25,822	26,310	25,874	26,508	9,487	11,597	11,708
Total assets	1,061,692	824,250	978,108	752,793	556,216	513,900	474,450
Total deposits	787,443	584,472	771,250	514,028	326,721	382,223	384,207
Junior subordinated debt(2)	22,932	22,682	22,682	22,682	19,589	19,000	13,000
Long term debt	20,000	40,000	20,000	30,000	15,000	23,000	11,000
Total shareholders’ equity	87,450	77,772	85,232	76,154	57,840	48,673	44,209
Selected Financial Ratios:
Return on average shareholders’ equity(3)	14.97%	12.04%	14.05%	14.87%	22.99%	19.55%	15.13%
Return on average assets(3)	1.28%	1.21%	1.25%	1.46%	2.23%	1.88%	1.56%
Net interest margin(3)	4.22%	4.58%	4.44%	4.93%	5.28%	5.91%	6.84%
Efficiency ratio	55.2%	58.0%	55.5%	57.7%	51.1%	56.7%	61.8%
Capital Ratios:
Average shareholders’ equity to average assets	8.53%	10.05%	8.87%	9.82%	9.70%	9.60%	10.28%
Tangible equity to tangible assets	5.95%	6.45%	6.23%	6.84%	8.84%	7.38%	7.02%
Leverage capital ratio	8.62%	10.14%	9.44%	12.01%	12.94%	10.70%	11.60%
Tier 1 risk-based capital ratio	9.69%	9.41%	10.27%	9.37%	12.24%	11.20%	10.23%
Total risk-based capital ratio	10.76%	10.50%	11.39%	10.46%	13.49%	13.04%	11.49%
Selected Asset Quality Ratios:
Non-performing loans to total loans	0.11%	0.49%	0.10%	0.37%	1.18%	0.60%	2.16%
Non-performing assets to total loans and foreclosed real estate	0.11%	0.49%	0.10%	0.37%	1.17%	0.60%	2.09%
Non-performing assets to total assets	0.09%	0.43%	0.07%	0.36%	1.05%	0.82%	2.69%
Allowance for credit losses to total loans	1.28%	1.40%	1.25%	1.41%	1.66%	2.06%	2.20%
Allowance for credit losses to non-peforming loans	1113%	281%	1290%	379%	141%	344%	102%
Allowance for credit losses to non-performing assets	1029%	244%	1230%	312%	124%	180%	62%
Net charge-offs (recoveries) to average loans	0.01%	(0.02)%	0.09%	0.13%	0.16%	0.74%	0.75%

(1)	Includes loans held for sale

(2)	At fair value for the three months ended March 31, 2007

(3)	Annualized for the three month periods ended March 31, 2007 and 2006

RISK FACTORS

An investment in our common stock involves a high degree of risk. The material risks and uncertainties described below may affect our market, business and the value of the shares offered through this prospectus. Before you decide to invest in our securities, you should carefully consider the risks described below and all of the other information contained in this prospectus. If any of the events described in the following risks actually occur, our business, financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a significant concentration in real estate loans and a downturn in the Puget Sound economy or real estate market could significantly hurt our business and our prospects for growth.

As of March 31, 2007 our loan portfolio consisted of:

•	43.2% construction loans;

•	37.7% commercial real estate loans, primarily comprised of retail, small office, warehouse, and industrial properties;

•	11.6% commercial loans;

•	5.5% residential real estate;

•	1.3% consumer loans; and

•	0.7% loans held for sale.

Substantially all of our loans are to individuals and small businesses in the Puget Sound region. We are particularly susceptible to fluctuating land values and economic downturns that affect the level of real estate investment activity. Changes in regional economic conditions could result in increased loan delinquencies. Collateral for our loans could decline in value and, as a result, our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be diminished and we would be more likely to suffer losses on defaulted loans. Any economic decline in our market areas could also reduce demand for loans and other products and services and, accordingly, reduce our income.

Construction lending involves special risks not associated with other types of lending.

Construction and development loans are subject to the risks inherent in most other loans, but also carry higher levels of risk predicated on whether the project can be completed on-time and on-budget, and, for non-owner occupied projects, whether the customer can find tenants at rates that will service the debt. Construction loans are typically based upon estimates of costs to complete the project, and an appraised value associated with the completed project. Cost estimates, and completed appraised values, are subject to changes in the market, and such values may in fact change between the time a loan is approved and the final project is complete. Delays or cost overruns in completing a project may arise from labor problems, material shortages and other unpredicted contingencies. If actual construction costs exceed budget, the borrower may need to put more capital into the project, or we may need to increase the loan amount to ensure the project is completed, potentially resulting in a higher loan-to-value than anticipated. Where a non-owner occupied project is not pre-leased, changes in the market could result in a slow lease-up period or rents below what were anticipated. For residential land development or spec home loans, a general slowdown in home buying can result in slow sales or reduced prices. Either situation will strain the borrower’s cash flows, and potentially cause deterioration in the loan.

Our ability to grow depends upon our ability to increase our deposits and fund our lending activities.

Our primary source of funding growth is through deposit accumulation. Our ability to attract deposits is significantly influenced by general economic conditions, changes in prevailing interest rates and competition. If we are not successful in increasing our current deposit base to a level commensurate with our funding needs and pricing objectives, we may have to seek alternative sources of funds which may be at a higher cost. Or we may have to curtail our growth. Our mix of funding sources currently include: deposits comprised of retail and business customer deposits, public deposits, and brokered deposits; borrowings; and repurchase agreements. Our inability to increase deposits or to access other sources of funds could have a negative effect on our ability to meet customer needs, could slow loan growth and could adversely affect our results of operations.

Our ability to successfully transition executive management is critical to our future prospects.

Our Chief Executive Officer Ken Parsons is a founding director of Venture Bank and has served as CEO since 1990. Jim Arneson rejoined us in September 2005 when we acquired Redmond National Bank. Effective July 1, 2007, pursuant to our management transition plan, Ken Parsons moved to a strategic oversight role until his planned retirement in 2010. We believe that our success to date has been significantly influenced by the role Mr. Parsons has played, and further believe that it is important for Mr. Parsons to remain active as our Chairman and Chief Executive Officer until his planned retirement. Jim Arneson, in his previous role as our Executive Vice President and Chief Financial Officer, worked closely with Mr. Parsons for ten years. Mr. Arneson has served as our President and as President and Chief Executive Officer of Venture Bank since his return in 2005, and has transitioned into positions previously held by Mr. Parsons. The loss of Mr. Parsons’ services, or our failure to successfully complete the transition of leadership from Mr. Parsons to Mr. Arneson, could materially adversely affect our ability to successfully implement our strategic plan. We could have difficulty replacing any of our senior management team or senior officers with equally competent persons who also are familiar with our market area.

We may grow through acquisitions, which strategy introduces risks of successfully integrating and managing acquisitions.

As part of our growth strategy, we intend to pursue acquisitions of financial institutions within and outside of our current market. At this time we have no agreements or understandings to acquire any financial institution, and we may not find suitable acquisition opportunities. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, accounting processes and personnel of the target;

•	failing to realize the anticipated synergies of the combined businesses;

•	loss of customers of the target company during the transition following an acquisition;

•	diversion of financial and management resources from existing operations;

•	entering new markets or areas in which we have limited or no experience;

•	loss of key employees from either our business or the target’s business;

•	assumption of unanticipated problems or latent liabilities of the target; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to charge-off if it is subsequently determined that goodwill recorded has become impaired under applicable accounting rules. In addition, if we finance acquisitions by issuing our securities, our existing shareholders may be diluted, which could affect the market price of our common stock. If we fail to properly evaluate or integrate acquisitions, we may not achieve the anticipated benefits of any such acquisitions and we may incur costs in excess of what we anticipate, which could materially harm our business and financial results.

We may not be able to control costs or generate revenue as we open new financial centers.

A key component of our business strategy is to expand into adjacent growing markets and to attempt to increase our market share in our current markets by opening new financial centers. Because of the marketing, staffing, site development and construction costs associated with de novo branching, we believe that it can take up to three years for new financial centers to generate sufficient new business to first achieve operational profitability. If we open or remodel financial centers, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our financial results.

Rapid growth could strain our resources, systems and controls, which could adversely affect business and operations.

Our ability to manage growth successfully will depend upon our ability to maintain our asset quality, control costs and monitor and control risk. If we grow too quickly and are unable to successfully manage this growth, our financial performance could be materially and adversely affected.

Our business and financial condition may be adversely affected by competition.

Financial services and banking are mature, highly competitive businesses. The banking business in our market area is currently dominated by a number of large regional and national financial institutions. In addition, there are many smaller commercial banks that operate in our market areas. We compete for loans and deposits with banks, savings and loan associations, finance companies, credit unions, insurance companies, brokerage and investment banking companies and mortgage bankers. The rapid increase in Internet banking permits institutions outside our market area to compete for customers in our geographic markets. We also compete for loans with non-bank companies and governmental agencies that make available low-cost or guaranteed loans to certain borrowers. The industry could become even more competitive as a result of legislative, regulatory and technological changes. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have greater resources than we have or are not subject to the same level of regulation and restriction that we face, which may enable them to offer more products and services, offer lower priced products due to greater economies of scale, maintain more banking locations and ATMs or conduct more extensive promotional and advertising campaigns. Competitors seeking to expand market share or enter our market area often offer lower priced loans and higher priced deposits, which can have an adverse result on our interest margin as we seek to remain competitive. The loss of customers to our competitors could adversely affect our results. We may not be able to compete successfully against current and future competitors.

Our allowance for credit losses may not be adequate to cover actual loan losses.

As a lender, a significant source of risk arises from the possibility that we could sustain losses due to our customers being unable to repay their loans according to their terms. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We maintain an allowance for credit losses, or the Allowance, in accordance with accounting principles generally accepted in the United States to provide for customer defaults and other non-performance. The level of the Allowance is based on management’s judgments and various assumptions about the loan portfolio. The determination of the appropriate level of the Allowance is an inherently difficult process. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. In addition, our underwriting policies, adherence to credit monitoring processes, and risk management systems and controls may not prevent unexpected losses. The Allowance may not be adequate to cover our actual loan losses. The actual amount of future provisions for the Allowance cannot now be accurately determined and may exceed the amounts of past provisions. Any increase to the Allowance could decrease our net income.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable.

We may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

An interruption in or breach in security of our systems may result in a loss of business.

We rely heavily on communications and information systems to conduct our business, some of which are outsourced to third parties. Our customer relationship management, general ledger, deposits, loan origination and loan servicing systems are all driven by computer technology. We use technology-based systems to process new and renewed loans, facilitate collections and share data internally. Any failure or interruptions of these systems or of third parties that operate or support them could result in disruptions in our ability to deliver products and services to our customers and consequently have a material adverse effect on our results of operations and financial condition.

If our internal controls over financial reporting do not comply with the requirements of the Sarbanes-Oxley Act, our business could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of 2007, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our 2007 annual report. In 2008, Section 404 will require our independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting. Our management, including our CEO and CFO, does not expect that our internal controls over financial reporting will prevent all errors and all fraud. We cannot assure you that any design of internal controls will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We or our independent registered public accounting firm could identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to evaluate our internal controls as ineffective. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

RISKS RELATED TO THE BANKING INDUSTRY

Changes in interest rates may affect our profitability.

Our earnings depend primarily on net interest income — the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits and the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In addition, an increase in interest rates may adversely affect the ability of some of our borrowers or potential customers to pay the principal or interest on their loans and reduce the demand for new loans. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

We are subject to extensive government regulation and supervision, and regulatory changes may adversely affect us.

The banking industry is heavily regulated under both federal and state law. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not our shareholders. As a bank holding company, we are also subject to extensive regulation by the Federal Reserve Board, in addition to other regulatory and self-regulatory organizations. The level of regulation has increased in recent years with the adoption of the Bank Secrecy Act and the privacy requirements of Gramm-Leach-Bliley Act. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Such changes could affect us in substantial and unpredictable ways and could subject us to additional costs necessary to comply with new rules and regulations, limit the types of financial services and products we may offer or increase the ability of non-banks to offer competing financial services and products. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of such changes, which could have a material adverse effect on our profitability or financial condition. If government regulation and supervision become more burdensome, our costs of complying could increase and we could be less competitive compared to unregulated competitors.

Recent supervisory guidance on commercial real estate concentrations could restrict our activities and impose financial requirements or limitations on the conduct of our business.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation recently finalized guidance on sound risk management practices for concentrations in commercial real estate lending. This guidance is intended to help ensure that institutions pursuing a significant commercial real estate lending strategy remain healthy and profitable while continuing to serve the credit needs of their communities. The federal agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. The regulatory guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending. The guidance provides supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny.

There are two numerical measures in the regulatory guidance. The thresholds of numerical indicators in the guidance that indicate significant commercial real estate loan concentrations are as follows: (1) loans and loan commitments in the Call Report (the quarterly Report of Condition required to be filed with federal banking regulators) categories of Construction, Land Development and Other Land loans are greater than 100% of the institution’s Tier 1 Capital; and (2) commercial real estate loans and loan commitments, as defined in the guidance, are greater than 300% of the institution’s total Tier 1 Capital. The first numerical indicator, the aggregate of construction, land development and other land loans and unfunded loan commitments related to these loans divided by our Tier 1 Capital was 564% as of March 31, 2007. The second numerical indicator, the aggregate of our non-owner-occupied commercial real estate loans and unfunded loan commitments related to these loans, divided by our Tier I Capital was 753% as of March 31, 2007. Thus, our portfolio meets the definition of a concentration, as set forth in the guidelines. If we exclude unfunded commitments from the first and second numerical indicators, then the ratios would have been 382% and 563%, respectively.

The guidance does not limit banks’ commercial real estate lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Our lending and risk management practices are taken into account in supervisory evaluations of our capital adequacy.

Real estate properties securing our loans are subject to a variety of environmental laws that can diminish the value of our collateral or a borrower’s ability to repay a loan.

Under federal, state or local law, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on such property or damage to property or personal injury. Environmental laws may impose liability whether or not the owner or operator was responsible for the presence of hazardous or toxic substances. If a property is exposed to such liability, its value is often diminished and could be reduced to an amount less than the principal amount of our loan. If foreclosure is necessary and no guarantees exist, a loan loss would result.

Environmental laws also may impose restrictions on the manner in which properties may be used or businesses may be operated, and these restrictions may require unexpected expenditures by our borrowers. Changes in environmental laws that set forth new or more stringent standards could also require our borrowers to make unexpected expenditures, some of which could be significant. Additionally, our borrowers could be held responsible for sanctions for noncompliance or significant expense related to the cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating any contaminated property, which would diminish the ability of any such borrowers to repay our loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

Most of our outstanding loan portfolio at March 31, 2007 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third- parties for property damage, personal injury, investigation or clean-up costs, or we may be required to investigate or clean up hazardous or toxic substances at a property. The costs associated with investigation or remediation activities could be substantial. If we are the owner or former owner of a contaminated site, we may also be subject to common law claims by third-parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The financial services industry frequently adopts new technology-driven products and services that we may be unable to effectively implement or compete with.

The effective use of technology increases efficiency and enables financial institutions to reduce costs and provide better service to our customers. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We face a variety of threats from technology-based frauds and scams.

Financial institutions are a prime target of criminal activities through various channels of information technology. Risks of business interruption, fraud losses, business recovery expenses, and other potential losses or expenses that we may incur from a significant event are not readily predictable and, therefore, are not easily mitigated or prevented and could have a negative impact on our results of operations.

RISKS RELATED TO THE OFFERING

There is no existing market for our common stock and our stock price may trade below the initial public offering price.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiations between the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price.

You will experience immediate and substantial dilution in the book value of the shares you purchase in this offering.

Based upon the issuance and sale of           shares of our common stock at an assumed initial public offering price of $     .           per share, if you purchase common stock in this offering, you will incur immediate dilution of approximately $     .           in the pro forma net tangible book value per share of our stock.

We cannot be sure that an active public trading market will develop or be maintained.

We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the Nasdaq Global® Market or otherwise, or how liquid that market may become. If few stock analysts follow our stock or issue research reports concerning our business, an active trading market may not develop. Neither the underwriters nor any other market maker in our common stock will be obligated to make a market in our shares, and any such market making activity may be discontinued at any time in the sole discretion of each market maker. In addition, we estimate that immediately following this offering, approximately     % of our outstanding common stock will be beneficially owned by our executive officers and directors who also will hold options exercisable for an additional           shares of our common stock. The substantial amount of common stock that is owned by and issuable to our executive officers and directors may adversely affect the development of an active and liquid trading market. If an active trading market does not develop, you may have difficulty selling any shares that you buy in this offering.

Management will have broad discretion to use of the proceeds from this offering, and we may not use the proceeds effectively.

Although we plan to use the net proceeds from this offering for expansion purposes, including funding loan growth, seeking out possible acquisitions or developing new financial centers, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion in deciding how and when to apply the proceeds. Management could use the proceeds for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Management may use the proceeds for corporate purposes that may not increase our market value or profitability.

A significant number of shares of our common stock will become eligible for sale in the public market 180 days after the date of this offering, which could cause the price of our common stock to decline.

Our officers, directors, and principal shareholders (shareholders holding more than 5% of our common stock), have entered into lock-up agreements with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus. When these lock-up agreements expire, shares held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. Sales of these shares could cause the market price of our common stock to decline and adversely affect the market for our common stock.

Provisions of our articles of incorporation and bylaws could delay, deter or prevent our acquisition by another party.

Our articles of incorporation and bylaws contain provisions that may make it substantially more difficult for a third-party to acquire control of us without the approval of our Board of Directors, even if doing so might be beneficial to our shareholders. These provisions, among other things, permit us to issue blank-check preferred stock and require supermajority voting for certain business combinations, which can make an acquisition difficult to complete. Our articles of incorporation require that 90% of our outstanding shares approve any business combination transaction unless (i) two-thirds of our directors approve the transaction, or

(ii) the consideration to be received by our shareholders satisfies certain “fair price” criteria. See “Description of Capital Stock — Defensive Provisions in Articles of Incorporation or Bylaws — Fair Price Provision”. In addition, we have a staggered Board of Directors, require advance notice for nomination of directors, and limit the ability of shareholders to call a special meeting of shareholders, all of which can make shareholder representation on the Board of Directors more difficult to achieve.

The Washington Business Corporation Act contains provisions designed to protect Washington corporations and employees from the adverse effects of hostile corporate takeovers.

Statutory provisions applicable to us reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the Board of Directors, to affect our policies generally or to benefit from actions which are opposed by the current Board of Directors. These statutory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the then current market price for their common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, which are not historical facts, but rather predictions or goals. These statements may include statements regarding projected performance for periods following the completion of this offering. These statements can generally be identified by use of phrases such as “believe,” “expect,” “will,” “seek,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “foresee,” or other words of similar import. Any statements that expressly or implicitly describe our future financial condition, results of operations, objectives, strategies, plans, goals or future performance and business are also forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those anticipated and expressed in, or implied by, forward-looking information and statements contained in this prospectus.

The following factors, among others, could cause our financial performance to differ materially from our goals, objectives, intentions, expectations and other forward-looking statements:

•	changes in general economic conditions, either nationally or particularly in the Puget Sound area;

•	increases in competitive products and pricing, that may lead to pressure on rates we charge on loans and pays on deposits;

•	changes in prevailing interest rates that could lead to decreased net interest margin;

•	fiscal and monetary policies of the federal government;

•	changes in government regulations affecting financial institutions including regulatory fees and capital requirements;

•	the integration of acquired businesses;

•	our ability to effectively deploy the proceeds of the offering to support our growth;

•	loss of customers;

•	credit risk management and asset/liability management;

•	changes in technology or required investments in technology; and

•	the availability of, and costs associated with, sources of liquidity.

We caution you not to rely on our forward-looking information and statements. You should read this prospectus and the documents that we reference in this prospectus and that are exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to release publicly our revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to shares of our common stock being offered by us. Our net proceeds from the sale of our shares are expected to be $     (or $      if the underwriters’ over-allotment option is exercised in full) assuming an initial public offering price of $     .           per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and estimated offering expenses.

We plan to use the net proceeds from this offering for general corporate purposes including:

•	financing acquisitions in the Puget Sound area and potentially in growth markets north of Seattle to the Canadian border and south of Olympia to the Portland metropolitan area;

•	opening new financial centers;

•	paying off existing junior subordinated debentures; and

•	contributing proceeds to Venture Bank to provide it with capital to support growth.

The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors including: market conditions, Venture Bank’s funding requirements and availability of other funds and other factors. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending such uses, we will invest the net proceeds in securities or Fed funds.

TRADING HISTORY AND DIVIDEND POLICY

Prior to this offering, there has been no public market for our common stock. Our common stock has been traded, from time to time, by individuals on a negotiated basis between the parties. Trades that have occurred cannot be characterized as amounting to an active market. The following table sets forth those trades since January 1, 2005 through June 30, 2007 of which we have knowledge, including the quarter in which the trades occurred, the aggregate number of shares traded during such quarter and the range of sales price per share and the per share amount of dividends declared:

	# of Shares	Price	Dividends
Period	Traded	per Share	Declared

2005
1st Quarter	75,100	$20.00-$22.90	$0.07
2nd Quarter	67,250	$18.00-$21.00	$0.07
3rd Quarter	23,555	$19.00-$21.50	$0.07
4th Quarter	53,987	$18.00-$21.50	$0.07
2006
1st Quarter	41,940	$19.00-$20.50	$0.07
2nd Quarter	105,678	$19.50-$20.25	$0.07
3rd Quarter	42,840	$19.00-$21.25	$0.08
4th Quarter	40,242	$21.00-$22.00	$0.08
2007
1st Quarter	23,131	$21.00-$21.75	$0.08
2nd Quarter	37,703	$21.60-$23.00	$0.08
3rd Quarter

We have applied to have our common stock listed on the Nasdaq Global® Market under the symbol “VNBK.” On June 30, 2007, there were 1,765 holders of record of our common stock.

Under Washington law, our Board of Directors may authorize payment of a dividend. However, we may not pay a dividend if, after giving effect to the dividend, we would not be able to pay our liabilities as they become due in the usual course of business; or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the payment of the dividend, to satisfy the dissolution rights of any shareholders with preferential rights superior to those receiving the distribution.

Additionally, our junior subordinated debt agreement prohibits us from paying dividends if we have deferred payment of interest on any of our outstanding trust preferred securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources.”

We have paid quarterly cash dividends since April 1999, and we intend to continue to pay dividends on a quarterly basis. We are a legal entity separate and distinct from Venture Bank. Because we are a holding company with no significant assets other than ownership of the common stock of Venture Bank, we depend on dividends from Venture Bank for cash with which to pay dividends to our shareholders.

Washington law limits the ability of Venture Bank to pay dividends to us. A Washington state-chartered bank may not declare or pay any dividend in an amount greater than its retained earnings without approval of the Director of the Washington State Department of Financial Institutions. For a discussion of the Washington and federal regulatory limitations on Venture Bank’s ability to pay dividends, see “Supervision and Regulation — Federal and State Regulation of Venture Bank — Dividends.”

In the future, our ability to declare and pay cash dividends will be subject to evaluation by our Board of Directors of our and Venture Bank’s operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations, and we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of or cease paying dividends in the future.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual and as adjusted basis. The as adjusted basis reflects the receipt and application by us of the estimated net proceeds from the sale of           shares of our common stock in this offering at an assumed public offering price of $     .      per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us, but without the exercise of over-allotment option granted to the underwriter.

You should read this table in conjunction with the consolidated financial statements and the other financial information included in this prospectus.

	March 31, 2007
	Actual	As Adjusted
	(Dollars in thousands, except per share data)

Indebtedness:
Junior subordinated debt at fair value	$22,932	$22,932
Stockholders’ Equity:
Common stock (no par value), shares authorized: 30,000,000; shares outstanding: 7,195,271 at March 31, 2007	5,972
Additional paid-in capital	29,757
Retained earnings	52,033
Advance to ESOP	(634)
Accumulated other comprehensive income (loss)	322
Total stockholders’ equity	87,450
Total capitalization	110,382
Ratios:
Book value per share	$12.15
Tangible book value per share	$8.57
Stockholders’ equity to total assets	8.2%
Tangible stockholders’ equity to tangible assets	6.0%
Regulatory capital ratios(1)
Tier 1 leverage capital ratio	8.62%
Tier 1 risk-based capital ratio	9.69%
Total risk-based capital ratio	10.76%

(1)	The net proceeds from our sale of common stock in this offering are presumed to be invested in 0% risk weighted U.S. Treasury bonds for the purposes of as adjusted risk-based regulatory capital ratios.

DILUTION

If you invest in our common stock, you will experience dilution to the extent that the initial public offering price per share of our common stock exceeds the tangible book value of our common stock immediately after this offering. The tangible book value of our common stock as of March 31, 2007 was approximately $61.6 million, or $8.57 per share of common stock. The tangible book value per share represents total tangible assets less total liabilities, divided by the 7,195,271 shares of our common stock outstanding as of that date.

After giving effect to the issuance and sale of           shares of our common stock in this offering and our receipt of approximately $      million in net proceeds from such sale, based on an assumed public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriters’ discounts and commissions and the expenses of the offering, our as adjusted tangible book value as of March 31, 2007 would have been approximately $      million, or $      per share. This amount represents an immediate increase in tangible book value per share of $      to existing shareholders and an immediate dilution of $      per share to purchasers of our common stock in this offering. Dilution is determined by subtracting the tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock.

The following table illustrates the per share dilution as of March 31, 2007:

Offering price per share			$
Tangible book value per share as of March 31, 2007		$8.57
Increase in tangible book value per share attributable to new investors	$
As adjusted tangible book value per share after this offering			$
Dilution per share to new investors			$

The shares of common stock outstanding exclude shares of common stock granted and unexercised under our 2004 Stock Incentive Plan. As of March 31, 2007, a total of 357,128 option shares were outstanding, at a weighted average exercise price of $12.72 per share. Of the option shares outstanding, 213,968 were then currently exercisable. At March 31, 2007, 200,400 shares were reserved for future option or restricted stock grants. To the extent that options are exercised or other options are awarded, there may be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Venture Financial Group, Inc. is the bank holding company for Venture Bank, a Washington state chartered bank established in 1979. For the purpose of this discussion, “we,” “us” and “our” refers to the holding company and Venture Bank as a single, consolidated entity unless the context otherwise indicates.

The following table sets forth key financial measures:

	As of and for the Three
	Months Ended		As of and for the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands, except per share data)

Net income	$3,194	$2,314	$11,069	$9,028	$11,777
Diluted earnings per share	0.44	0.31	1.52	1.30	1.77
Total assets	1,061,692	824,250	978,108	752,793	556,216
Investment securities	227,858	91,177	162,447	60,911	73,291
Gross Loans(1)	730,419	626,696	716,095	602,335	432,641
Total deposits	787,443	584,472	771,250	514,028	326,721
Return on average assets(2)	1.28%	1.21%	1.25%	1.46%	2.23%
Return on average equity(2)	14.97%	12.04%	14.05%	14.87%	22.99%
Net interest margin(2)	4.22%	4.58%	4.44%	4.93%	5.28%
Efficiency ratio	55.2%	58.0%	55.5%	57.7%	51.1%
Dividend payout ratio	18.0%	22.0%	18.9%	20.5%	11.3%

(1)	Includes loans held for sale

(2)	Annualized for the three month periods ended March 31, 2007 and 2006

On October 8, 2004, we sold seven financial centers. Excluding the $3.5 million net gain on the sale, our return on average assets and return on average equity at December 31, 2004 would have been 1.56% and 16.32%, respectively. On September 2, 2005, we completed a merger with Washington Commercial Bancorp and its wholly owned subsidiary Redmond National Bank. At closing we acquired $131.8 million of assets, $107.1 million of loans and $86.9 million of deposits.

Trends and Developments

•	Diversification of assets for more effective capital utilization. Our asset mix has changed significantly since December 31, 2005 to include more securities, which are available for liquidity and for pledging toward funding sources. This allows us to leverage our growing capital base to expand earnings. At December 31, 2005, securities available-for-sale constituted 8.1% of total assets, gross loans including loans held for sale constituted 80.0% and other assets were 11.9%. At March 31, 2007, securities available-for-sale constituted 21.5% of total assets, gross loans including loans held for sale constituted 68.8% and other assets were 9.7%.

•	Net interest margin changes. The changes in our asset mix since December 31, 2005 have provided a more liquid balance sheet position, but also reduced our net interest margin. We believe we have attained the desired asset mix and that in future periods the comparative net interest margins will move based on pricing decisions and term decisions of assets and liabilities more than on significant changes in mix. Net interest margin reductions have been impacted primarily by the highly competitive and rising cost of funding. Asset yields have increased also but at less than half the cost of the funding. From December 31, 2005 through March 31, 2007, loan yields increased 117 basis points and securities yields increased 139 basis points, while interest-bearing deposit costs increased 207 basis points and other borrowing costs increased 147 basis point over the same period.

•	Diversification of liabilities and less reliance on borrowings. The funding mix of our balance sheet has been changing in response to the availability of various types of deposits and other sources of funding at reasonable prices. Both the volume and pricing of various liabilities has been significantly impacted.

At December 31, 2005, deposits comprised 76.0% of total liabilities. Brokered deposits as a percent of total deposits were 11.6%, public deposits were 7.0%, and the remaining 81.4% was in other customer deposits. Short and long-term borrowings and repurchase agreements comprised 19.5% of our total liabilities at that same time. Non-interest bearing deposits as a percentage of total deposits were 19.3% at December 31, 2005.

At March 31, 2007, deposits comprised 80.8% of total liabilities which included brokered deposits at 13.3%, public deposits of 17.3% and the remaining 69.4% of total deposits in other customer deposits. Short and long-term borrowings and repurchase agreements comprised 15.7% of our total liabilities at that same time. Non-interest bearing deposits as a percentage of total deposits were 13.9% at March 31, 2007.

Historically, alternative sources of funds such as brokered deposits or borrowings have been more expensive than our certificates of deposit. At March 31, 2007, brokered certificates of deposit were either less expensive or the same cost as a certificate of deposit competitively priced with one of our local customers. Additionally, borrowing costs were also competitive or less costly than certificates of deposits with our customers.

•	Investments in infrastructure and the impact of increased non-interest expense. We have been adding staff to position us for future growth, especially if economic conditions warrant an acceleration of growth. We have also been adding facilities to expand our footprint in the Puget Sound. Additionally, as we reach our goal of becoming a “public company,” other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly.

•	Impact of various business decisions on profitability. Our strategic decision in 2004 to sell financial centers in less desirable market areas created a significant one-time gain, but also increased our reliance on higher cost funding to grow. In 2005, we started to phase out of our contractual relationships with third party small-dollar loan (payday lending) providers for regulatory reasons, and as a result our return on equity has declined from 2004 levels, but so has the risk associated with that business.

Critical Accounting Estimates and Accounting Policies

Our accounting policies are integral to understanding our financial results. Our most critical accounting estimates and policies require management to make subjective, complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. Management has identified several accounting estimates and policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements. These estimates and policies relate to items such as the methodology for the determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, income taxes, the impairment of investments, stock-based compensation, employer’s accounting for defined benefit pension and other post-retirement plans, and fair value measurements. Our significant accounting policies are set forth in Note 1 to our Audited Consolidated Financial Statements for the year ended December 31, 2006 included in this prospectus.

Allowance for Credit Losses.  The allowance for credit losses, or the Allowance, is established through a provision for loan losses charged against earnings. The Allowance is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of the Allowance is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management’s assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations, and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are possible and may have a material impact on our consolidated financial statements, results of operation, or liquidity.

For additional information regarding the Allowance, its relation to the provision for loan losses, and the risk related to asset quality, see Note 5 to our audited Consolidated Financial Statements for the year ended December 31, 2006, and “Management’s Discussion and Analysis of Financial Condition — Allowance for Credit Losses.”

Foreclosed Assets.  Assets acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or fair value, less estimated costs of disposal. Any write-down to fair value at the time of transfer or within a reasonable period thereafter is charged to the Allowance. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the recorded amounts to fair value, less estimated costs to dispose, are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operation of properties, are charged to operations.

For additional information regarding foreclosed assets, see Note 7 to our audited Consolidated Financial Statements for the year ended December 31, 2006.

Income Taxes.  Deferred tax assets and liabilities result from differences between financial statement recorded amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. The accounting for uncertainty in income taxes requires recognition and measurement of uncertain tax positions using a “more-likely-than-not” approach. This approach was effective beginning January 1, 2007.

For additional information regarding income taxes, see Note 11 to our audited Consolidated Financial Statements for the year ended December 31, 2006 and Note 1 — “Recent Accounting Pronouncements”.

Available for Sale Securities.  Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities be carried at fair value. We believe this requires “a critical accounting estimate” in that the fair market value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Management utilizes the services of a reputable third-party vendor to assist with the determination of estimated fair values. Adjustments to the available for sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.

For additional information regarding the available for sale securities, see Note 4 to our audited Consolidated Financial Statements for the year ended December 31, 2006, and “Management’s Discussion and Analysis of Financial Condition — Investments.”

Stock Based Compensation.  Prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method. Accordingly, no compensation expense was recognized in the consolidated financial statements when the grant price was equal to the market price on the date of grant. Effective January 1, 2006, the Company adopted SFAS No. 123(R) and began expensing share-based awards under the fair value method. SFAS No. 123R requires that management make assumptions about employee turnover that are utilized to measure compensation expense recorded in the financial statements. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions such as expected volatility, expected dividends, expected terms, and risk-free rate. For additional information regarding Stock Based Compensation, see Note 15 to our audited Consolidated Financial Statements for the year ended December 31, 2006.

Benefit Plans.  We have a nonqualified retirement plan covering a select group of employees, which is called the supplemental executive retirement plan (SERP). The SERP is available to key employees designated by our Board of Directors. In accounting for the plan, we must determine the obligation associated with the plan benefits. In estimating the annual SERP expense we must make assumptions and estimates based upon our judgment and also on information we receive from an independent third party actuary. The actuarial assumptions and estimates are reviewed at least annually for any adjustments that may be required.

For additional information regarding Benefit Plans, see Note 14 to our audited Consolidated Financial Statements for the year ended December 31, 2006.

Fair Value.  In February 2007, the FASB issued SFAS No. 159. We early adopted SFAS No. 157 and No. 159 effective January 1, 2007 with respect to our trust preferred debt. The fair value standards are required to be adopted January 1, 2008. Both standards address aspects of the expanding application of fair value accounting.

SFAS No. 157 establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. We use a discounted cash flow model to determine the fair value of the trust preferred debentures using market discount rate assumptions.

SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

For additional information regarding fair value and the level of pricing transparency associated with financial instruments carried at fair value, see Note 8 to our unaudited Condensed Consolidated Financial Statements for the quarter ended March 31, 2007.

Results of Operations

Our results of operations depend primarily on net interest income, which is the difference between interest income, primarily from loans and investments, and interest expense from interest bearing liabilities, primarily deposits and borrowed funds. Changes in net interest income are influenced by the volume of assets and liabilities and the rates earned and paid respectively. Other factors that determine the level of net income include fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other deposit related fees, origination fees and net gains and losses on the sale of loans and securities and income from bank owned life insurance. Non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense and other operating expenses.

The following discussion of our results of operations compares the three months ended March 31, 2007 to the three months ended March 31, 2006, followed by a comparison of the years ended December 31, 2006 to December 31, 2005 and the years ended December 31, 2005 to December 31, 2004.

Comparison of three months ended March 31, 2007 and 2006

	For the Three Months Ended March 31,
	2007	2006	Increase
	(Dollars in thousands except per share data)

Interest income	$18,438	$12,945	$5,493
Interest expense	8,930	5,129	3,801

Net interest income	9,508	7,816	1,692
Provision for credit losses	375	150	225

Net interest income after provision for credit losses	9,133	7,666	1,467
Non-interest income	2,568	1,967	601
Non-interest expense	7,074	6,093	981

Income before provision for income taxes	4,627	3,540	1,087
Provision for income taxes	1,433	1,226	207

Net income	$3,194	$2,314	$880

Earnings per share — basic	$0.45	$0.32	$0.13

Earnings per share — diluted	$0.44	$0.31	$0.13

The 38.0% increase in net income for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 is attributable primarily to an increase in net interest income of $1.7 million, partially offset by an increase in non-interest expense of $981 thousand. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans and securities at a greater yield than the cost of funding such assets.

Net Interest Income and Net Interest Margin.  The 21.6% increase in net interest income for the period was due to an increase in net interest income of $1.7 million, reflecting the effect of a $220.9 million increase in average interest-earning assets and an increase in yields on average earning assets partially offset by an increase in interest expense related to higher rates paid.

The average pre-tax yield earned on interest-earning assets increased to 8.19% in the first quarter of 2007 from 7.58% for the same period in 2006, an increase of 61 basis points. During this time, securities became a larger part of our mix of assets and securities generally carry lower yields than loans. The increase in the average rate earned on our interest-earning assets resulted in part from an increase in the Fed Funds and the prime rate of 50 basis points and more significantly from our ability to purchase higher yielding investments. Loan yields including interest and fees increased 89 basis points from 8.00% to 8.89% between March 31, 2006 and March 31, 2007. Securities interest yields improved from 4.31% at March 31, 2006 to 5.47% at March 31, 2007 which is an increase of 116 basis points.

The cost of our average interest-bearing liabilities increased to 4.52% for the first quarter of 2007 from 3.57% in the same period, an increase of 95 basis points. The majority of our deposits are short-term and re-price within a 12-month period. A significant amount of our deposits re-priced in the one year period to market rates that increased more than the 50 basis points Fed Funds increase due to increased competition in the marketplace. In addition to broad increases in the average rates paid on deposit balances, the increase was a result of a change in the mix of deposits to higher-cost time deposits and money market accounts. Over the past year, we have funded our incremental earning asset growth with public fund deposits (primarily money market), brokered CDs, retail CDs, and retail money market specials. As of March 31, 2007, public fund deposits were $136.0 million, or 17.3%

of our deposit portfolio as compared to $33.1 million, or 5.7% of our deposits at March 31, 2006. Wholesale CDs were $105.1 million at March 31, 2007 compared to $103.2 million at March 31, 2006. We did not significantly increase our borrowings during this time period because the comparative cost was higher than our other funding sources.

Our average rate on interest-bearing deposits increased from 3.05% for the three months ended March 31, 2006 to 4.32% for the same period in 2007. Our average rate on total deposits (including non-interest bearing deposits) increased to 3.69% for the three months ended March 31, 2007 from 2.44% for the three months ended March 31, 2006.

Our net interest margin for the three months ended March 31, 2007 was 4.22% down from 4.58% for the three months ended March 31, 2006, due in part to funding earning asset growth with higher cost deposits and in part to the change in the asset mix to a greater amount of securities. Net income increased during this same time period because of the volume change even with the reduced margin.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost of funds for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest earning assets for purposes of this table.

	Three Months Ended March 31,
	2007			2006
		Interest			Interest
	Average	Income	Average	Average	Income	Average
	Balance	(Expense)	Rates(3)	Balance	(Expense)	Rates(3)
	(Dollars in thousands)

Assets
Earning Assets:
Loans (Interest and fees)(1)	$726,207	$15,925	8.89%	$615,923	$12,144	8.00%
Federal funds sold	2,404	22	3.71%	3,851	31	3.26%
Investment securities(2)	184,584	2,491	5.47%	72,492	770	4.31%

Total earning assets and interest income	913,195	18,438	8.19%	692,266	12,945	7.58%
Other assets:
Cash and due from banks	13,869			14,259
Bank premises and equipment	29,816			19,713
Other assets	53,274			47,002
Allowance for credit losses	(9,146)			(8,630)

Total assets	$1,001,008			$764,610

Liabilities and Shareholders Equity
Interest bearing liabilities:
Deposits:
Savings, NOW, MMDA	$315,661	$(2,859)	3.67%	$183,115	$(729)	1.61%
Time deposits	339,549	(4,128)	4.93%	236,808	(2,429)	4.16%

Total interest bearing deposits	655,210	(6,987)	4.32%	419,923	(3,158)	3.05%
Other borrowings	146,646	(1,943)	5.37%	162,963	(1,971)	4.91%

Total interest bearing liabilities and interest expense	801,856	(8,930)	4.52%	582,886	(5,129)	3.57%
Non interest bearing liabilities	103,267			97,554
Other liabilities	10,532			7,300
Shareholders equity	85,353			76,870

Total liabilities and shareholders equity	$1,001,008			$764,610

Net interest income		$9,508			$7,816

Net interest margin as a percent of average earning assets			4.22%			4.58%

(1)	Average loan balance includes non-accrual loans. Interest income on non-accrual loans has been included. Loan fees and late charges of $878 thousand and $887 thousand are included in interest for the three months ended March 31, 2007 and 2006, respectively.

(2)	The yield on investment securities is calculated using historical cost basis. The yield on assets is calculated on a pre-tax, book value basis which does not consider the effect of tax exempt securities.

(3)	Annualized

An analysis of the change in net interest income is set forth on the following table. Changes due to both rate and volume are allocated in proportion to the relationship of the absolute dollar amounts of the change in each. Balances of non-accrual loans, if any, and related income recognized have been included for purposes of this table.

	Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
	Total
	Change	Rate	Volume
	(Dollars in thousands)

Interest earned on:
Loans	$3,781	$1,457	$2,324
Federal Funds sold and deposits in banks	(9)	23	(32)
Investment Securities	1,721	256	1,465

Total interest income	5,493	1,736	3,757
Interest paid on:
Savings, NOW, MMDA	2,130	1,359	771
Time Deposits	1,699	508	1,191
Other Borrowings	(28)	757	(795)

Total interest expense	3,801	2,634	1,167

Net Interest income	$1,692	$(898)	$2,590

Provision for Loan Losses.  The provision for loan losses is a charge against earnings in that period. The provision is the amount required to maintain the allowance for credit losses at a level that, in management’s judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

The provision for loan losses for the three months ended March 31, 2007 was $375 thousand compared to $150 thousand for the three months ended March 31, 2006. Net charge-offs for the first quarter of 2007 totaled $45 thousand compared to $121 thousand in recoveries for the same period in 2006.

The increase in provision expense during the first quarter primarily reflects the growth of our loan portfolio, our assessment of the potential impact on our region of the national economic trends, and our concentration in real estate lending. Each of these components influence our assessment of the adequacy of the Allowance, and we elected to increase the Provision to ensure we are adequately reserved to account for these factors.

Non-Interest Income.  The following table presents, for the periods indicated, the major categories of non-interest income.

	Three Months Ended March 31,
			Increase/
	2007	2006	(Decrease)
	(Dollars in thousands)

Non-Interest Income
Service charges on deposit accounts	$946	$940	$6
Origination fees and gain on sales of loans	402	442	(40)
Net gain (loss) on sale of securities	278	0	278
Income from bank owned life insurance	345	133	212
Gross income from Venture Wealth Management	209	151	58
Other non-interest income	388	301	87

Total non-interest income	$2,568	$1,967	$601

The 30.6% increase, over the same period in 2006, is primarily due to a net realized gain on sale of securities available for sale of $278 thousand and an increase in the cash surrender value of bank owned life insurance of $212 thousand. The increase in other non-interest income was primarily due to income of $91 thousand associated with the first quarter change in fair value of junior subordinated debentures. In spite of continued rising interest rates, residential mortgage volume remained strong providing fee income of $402 thousand for the first quarter of 2007 as compared to $442 thousand for the first quarter of 2006. The decline year over year in the mortgage segment was generally due to a more competitive market and its impact on fees collected, at a time when we increased the dollar volume of closings from the prior year. Venture Wealth Management increased its gross income 38.4% over the prior period with increased sales and commissions due to improved market conditions.

Non-Interest Expense.  The following table presents, for the periods indicated, the major categories of non-interest expense:

	Three Months Ended March 31,
			Increase/
	2007	2006	(Decrease)
	(Dollars in thousands)

Non-Interest Expense
Salaries and employee benefits	$4,074	$3,399	$675
Occupancy and equipment	1,008	1,053	(45)
Advertising / public relations	262	182	80
Amortization of intangible assets	72	72	0
Office supplies, telephone and postage	228	233	(5)
Director fees	36	47	(11)
Expense from foreclosed assets	10	6	4
Washington State excise tax	302	222	80
Other non-interest expense	1,082	879	203

Total non-interest expense	$7,074	$6,093	$981

Total non-interest expense increased 16.1% or $981 thousand for the three months ended March 31, 2007 compared to the same period in 2006. The change is primarily due to increased salaries and benefits of $675 thousand. This was largely due to adding employees to accommodate growth. The number of full time equivalent employees increased to 237 as of March 31, 2007 compared to 221 at March 31, 2006.

Advertising expenses increased with the advertising of deposit promotions and with a new ad campaign. Even though occupancy expenses decreased between March 31, 2006 and March 31, 2007, we expect occupancy expenses to increase by approximately $130 thousand in the second quarter of 2007 due to the completion of our new administrative headquarters and two financial centers, all of which we occupied in the second quarter of 2007. Other non-interest expense individual items did not change significantly for the three months ended March 31, 2007 from March 31, 2006. It is comprised mainly of legal, audit, consulting fees, ATM processing fees, and insurance expense.

Provision for Income Taxes.  We recorded tax provisions of $1.4 million for the three months ended March 31, 2007 compared to $1.2 million for the three months ended March 31, 2006. Our effective tax rate was approximately 31.0% as of March 31, 2007 and approximately 34.6% as of March 31, 2006. We expect our effective tax rate to range between 31% and 34% for the remainder of 2007 depending on our mix of assets.

Comparison of the Years Ended December 31, 2006 and 2005

	For the Years Ended December 31,
	2006	2005	Increase
	(Dollars in thousands except per share data)

Interest income	$64,671	$41,379	$23,292
Interest expense	28,855	12,932	15,923

Net interest income	35,816	28,447	7,369
Provision for credit losses	1,075	753	322

Net interest income after provision for credit losses	34,741	27,694	7,047
Non-interest income	8,666	8,210	456
Non-interest expense	26,668	22,800	3,868

Income before provision for income taxes	16,739	13,104	3,635
Provision for income taxes	5,670	4,076	1,594

Net income	$11,069	$9,028	$2,041

Earnings per share — basic	$1.54	$1.33	$0.21

Earnings per share — diluted	$1.52	$1.30	$0.22

Our net income grew by 22.6% to $11.1 million for the year ended December 31, 2006 as compared to $9.0 million for the year ended December 31, 2005. In 2006, net income increased primarily due to growth in our loan and investment portfolios and the effect of a full year of operations from the Redmond National Bank acquisition, which we completed in September 2005. Our return on average equity was 14.05% and return on average assets was 1.25% for the year ended December 31, 2006 compared to 14.87% and 1.46% for the year ended December 31, 2005.

Net Interest Income and Net Interest Margin.  Net interest income in 2006 increased over 2005 by $7.4 million or 25.9%. In 2006, net interest income increased largely from the increased volume in loans and investments coupled with the fact that the volume of assets earning interest increased at a faster rate than interest-earning liabilities.

During 2005 and the first half of 2006 interest rates increased rapidly. The Federal Reserve increased its target federal funds rate by 200 basis points in 2005 and 100 basis points in 2006. The prime rate, as published in The Wall Street Journal, is based on a survey of what the 30 largest banks charge their customers. In recent years, the prime rate has moved in lockstep at a 300 basis point margin above the federal funds rate. The published prime rate is used as a base index on many of our loans. As rates increased in 2005, our net interest margin declined. The effect of a rising rate environment started to impact net interest income in 2005 because the increases in loan and investment rates lagged behind the deposit and borrowing rate increases. As market rates increased in 2005 and 2006, rates on deposits and borrowings increased at a much faster pace than rates on interest-earning assets.

Over the two year period of 2006 and 2005, market rates increased 300 basis points and our net interest margin declined from 4.93% to 4.44%. This 49 basis point decrease in the margin was due to two factors: (1) deposits repriced upward at a faster pace than loans and investments in a rising rate environment and (2) a larger percentage of assets were held in securities.

Interest earned on federal funds sold and interest bearing deposits decreased by $128 thousand in 2006 over the prior year. The most significant reason for this decrease was the change in average volume from $12.4 million to $6.3 million, generating a decrease in interest income in the amount of $241 thousand. The volume decreased and was shifted to higher yielding assets. The decrease in volume was offset by the increase in yield which increased from 3.32% to 4.46%, generating an additional $113 thousand in interest income from the rate increases. Interest earned on investments increased by $3.7 million in 2006 over the prior year primarily due to an increase in volume of debt securities which went from $71.8 million to $131.2 million. The yield on investments increased from 4.08% to 5.09% providing $862 thousand in interest income from December 31, 2005 to December 31, 2006.

The largest component of interest income is interest earned on loans. Total interest income earned from loans in 2006 increased by $19.7 million; the net effect of an increase of $14.8 million due to an increase in the average volume of loans during the year plus an increase in the average yield on loans of $4.9 million. The average yield on loans increased from 7.72% from December 31, 2005 to 8.63% at December 31, 2006.

Interest expense on deposits in 2006 increased 181.6% or $13.8 million from 2005, largely due to the increase in volume and rate of interest paid on time deposits. The average rate increased on time deposits to 4.60% in 2006 from 3.28% in 2005 which resulted in an increase of $2.7 million in interest expense. In 2006, the average volume of time deposits increased $158.3 million from the average 2005 balance causing an increase in interest expense of $6.7 million. The total impact to interest expense from time deposits from both volume and rate movements was $9.4 million. Interest bearing checking (negotiable order of withdrawal or “NOW”), savings and money market deposit accounts (“MMDA”) also contributed to the increase in interest expense. The average rate on these accounts increased to 2.82% in 2006 from 1.33% in 2005 which resulted in an increase of $3.4 million in interest expense. The average year-to-date volume of NOW, savings and MMDA increased $61.7 million from the average year-to-date 2005 balance causing an increase in interest expense of $1.0 million. Interest expense on other borrowings increased $2.1 million from $5.3 million in 2005 to $7.5 million in 2006. The increase in the average interest rate for other borrowings to 5.31% from 3.90% cost $2.0 million in interest expense including junior subordinated debentures which were tied to LIBOR (London Inter-Bank Offering Rate index) and increased from a weighted average rate of 7.66% at December 31, 2005 to 8.93% at December 31, 2006.

Over the two year period of 2006 and 2005, market rates moved up 300 basis points and Venture Bank’s net interest margin declined from 4.93% to 4.44%.

An analysis of the change in net interest income is set forth in the following table:

	Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005
	Total
	Change	Rate	Volume
	(Dollars in thousands)

Interest Earned on:
Loans	$19,674	$4,880	$14,794
Federal Funds sold and deposits in banks	(128)	113	(241)
Investment Securities	3,746	862	2,884

Total interest income	23,292	5,855	17,437
Interest paid on:
Savings, NOW, MMDA	4,400	3,365	1,035
Time Deposits	9,381	2,709	6,672
Other Borrowings	2,142	1,977	165

Total interest expense	15,923	8,051	7,872

Net Interest income	$7,369	$(2,196)	$9,565

The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Average consolidated statements of financial position and analysis of net interest spread were as follows:

	December 31,
	2006			2005
		Interest			Interest
	Average	Income	Average	Average	Income	Average
	Balance	(Expense)	Rates	Balance	(Expense)	Rates
			(Dollars in thousands)
Assets
Earning Assets:
Loans(1)	$668,443	$57,717	8.63%	$492,506	$38,043	7.72%
Federal funds sold and interest bearing deposits in banks	6,325	282	4.46%	12,357	410	3.32%
Investment securities(2)	131,177	6,672	5.09%	71,765	2,926	4.08%

Total earning assets and interest income	805,945	64,671	8.02%	576,628	41,379	7.19%
Other Assets:
Cash and due from banks	14,904			16,611
Bank premises and equipment	22,989			15,458
Other assets	52,478			25,542
Allowance for credit losses	(8,583)			(7,631)

Total Assets	$887,733			$626,608

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Deposits:
NOW,Savings, and MMDA	$239,261	$(6,754)	2.82%	$177,577	$(2,355)	1.33%
Time deposits	318,055	(14,619)	4.60%	159,788	(5,237)	3.28%

Total interest bearing deposits	557,316	(21,373)	3.83%	337,365	(7,592)	2.25%
Other borrowings	140,881	(7,482)	5.31%	136,780	(5,340)	3.90%

Total interest bearing liabilities and interest expense	698,197	(28,855)	4.13%	474,145	(12,932)	2.73%

Non-interest bearing deposits	103,057			83,670
Other liabilities	7,701			5,681
Shareholders’ equity	78,778			63,112

Total liabilities, shareholders’ equity and net interest income	$887,733	$35,816		$626,608	$28,447

Net interest income as a percentage of average of earnings assets:
Interest Income			8.02%			7.19%
Interest Expense			4.13%			2.73%

Net Interest Margin			4.44%			4.93%

(1)	Average loan balance includes non-accrual loans. Interest income on non-accrual loans has been included. Loan fees and late charges of $3.3 and $2.3 are included in interest income in 2006 and 2005, respectively.

(2)	The yield on investment securities is calculated using historical cost basis. The yield on assets is calculated on a pre-tax, book value basis, which does not consider the effect of tax exempt securities.

Non-Interest Income.  The following table presents, for the periods indicated, the major categories of non-interest income.

	Year Ended December 31,		Increase/
	2006	2005	(Decrease)
	(Dollars in thousands)

Non-Interest Income
Service charges on deposit accounts	$3,953	$3,569	$384
Origination fees and gain on sales of loans	1,809	1,634	175
Net gain (loss) on sale of securities	52	0	52
Income from bank owned life insurance	693	722	(29)
Gross income from Venture Wealth Management	751	507	244
Other non-interest income	1,408	1,778	(370)

Total non-interest income	$8,666	$8,210	$456

Total non-interest income increased $456 thousand in 2006 to $8.7 million. The 5.6% increase over the same period in 2005 is primarily due to service charges on deposit accounts increasing by 10.8%, mainly due to increases in both NSF income and bounce protection fee income. Origination fees and gains on the sale of residential real estate loans increased in 2006 by $175 thousand or 10.7% over 2005 mainly due to a higher volume of loans sold. Venture Wealth Management increased its gross income 48.1% due to increased sales and commissions, due to the hiring of a new President of the subsidiary and improved market conditions. Other non-interest income decreased 20.8% primarily due to a one time recognition in 2005 of other income related to a demutualization of an insurance policy in the amount of $260 thousand and to the termination of a small loan (payday lending) contract in which the we received $170 thousand.

Non-Interest Expense.  The following table presents, for the periods indicated, the major categories of non-interest expense.

	Year Ended December 31,		Increase/
	2006	2005	(Decrease)
	(Dollars in thousands)

Non-Interest Expense
Salaries and employee benefits	$14,985	$12,093	$2,892
Occupancy and equipment	4,072	3,754	318
Advertising/public relations	1,119	981	138
Amortization of intangible assets	287	155	132
Office supplies, telephone and postage	843	736	107
Director fees	178	130	48
Expense from foreclosed assets	34	105	(71)
Washington State excise tax	1,047	708	339
Other non-interest expense	4,103	4,138	(35)

Total non-interest expense	$26,668	$22,800	$3,868

Total non-interest expense increased 17.1% or $3.9 million in 2006 compared to 2005. Salaries and benefits represent the largest component of non-interest expense, and increased $2.9 million, or 24.0%, primarily due to the Redmond National Bank acquisition; in 2006 those employees were employed for a full year compared to only four months in 2005 from the date of acquisition in September 2005. Employee bonuses were also higher in 2006 from 2005 due to our increased profitability. We hired an additional 23 employees and the related salaries and benefits are reflected in 2006. Occupancy costs and equipment expenses increased $318 thousand or 8.5% in 2006 from 2005 due to increased real estate property taxes, maintenance contracts, and depreciation expense. Other expenses in 2006 increased $658 thousand or 9.5%

over 2005 mainly due to increase in advertising and public relations, business and occupation (excise) taxes and travel expenses. Other non-interest expense did not change significantly from 2005 to 2006. It is comprised mainly of legal, accounting, consulting, ATM processing fees, and insurance expense.

Comparison of the Years Ended December 31, 2005 and 2004

	For the Years Ended December 31,		Increase/
	2005	2004	(Decrease)
	(Dollars in thousands except per share data)

Interest income	$41,379	$31,828	$9,551
Interest expense	12,932	6,694	$6,238

Net interest income	28,447	25,134	3,313
Provision for credit losses	753	227	526

Net interest income after provision for credit losses	27,694	24,907	2,787
Non-interest income	8,210	13,569	(5,359)
Non-interest expense	22,800	21,078	1,722

Income before provision for income taxes	13,104	17,398	(4,294)
Provision for income taxes	4,076	5,621	(1,545)

Net income	$9,028	11,777	(2,749)

Earnings per share — basic	$1.33	$1.82	$(0.49)

Earnings per share — diluted	$1.30	$1.77	$(0.47)

Net income for the year ended December 31, 2005 was $9.0 million compared to $11.8 million in 2004 including an after tax gain of $3.5 million in 2004 on the divestiture of seven financial centers. Excluding such gain in 2004, net income would have been $8.2 million.

Our return on average equity and return on average assets were 14.87% and 1.46% for the year ended December 31, 2005 compared to 22.99% and 2.23% respectively, for the prior year. Excluding the one time gain from the sale of seven financial centers, return on average equity and return on average assets for the year ended December 31, 2004 would have been 16.32% and 1.56% respectively. The return on average equity and return on average assets for the year ended December 31, 2004 would have been 16.32% and 1.56% respectively. The return on average equity and return on average assets ratios that exclude the one-time gain in 2004 from the sale of seven financial centers are non-GAAP financial measures that we believe provide information useful in understanding our financial performance.

We acquired Washington Commercial Bancorp and its wholly owned subsidiary Redmond National Bank on September 2, 2005. Total assets, loans and deposits of Redmond National Bank on the date of acquisition were $131.8 million, $107.1 million, and $86.9 million, respectively. The effect on 2005 net income was not material as the net revenues generated were largely offset by costs related to the acquisition and integration of personnel and information systems.

Net Interest Income and Net Interest Margin.  Net interest income increased in 2005 by $3.3 million from 2004. In 2005, net interest income increased largely from increased volume in loans coupled with the fact that the volume of assets earning interest increased at a faster rate than the liabilities earning interest in both 2005 and 2004.

Prior to 2004, interest rates were declining.  In 2004 and 2005 rates increased rapidly with The Wall Street Journal published prime rate increasing 125 basis points and 200 basis points, respectively. The effect of a rising rate environment did not impact net interest income until 2005 because the increases in loan rates lagged behind the market rate increases. As market rates increased in 2004 and 2005, rates on liabilities, however, increased at a much faster pace than rates on interest-earning assets.

During 2005, our net interest margin decreased 35 basis points to 4.93% from 5.28% in 2004. The decrease was largely attributable to the shift in the mix of our liabilities from lower rate deposits to higher rate time deposits and long term borrowings. In 2004, we sold $88.0 million of deposits in connection with the sale of seven financial centers. We replaced those deposits with higher cost funding.

Interest earned on federal funds sold and interest bearing deposits increased by $386 thousand over the prior year. The most significant reason for this increase was additional volume which increased from an average volume of $2.2 million to $12.4 million, generating an additional $266 thousand in additional interest income. The yield on federal funds sold increased from 1.08% to 3.32%, generating an additional $120 thousand in interest income.

Interest earned on investments decreased by $270 thousand over the prior year. The most significant reason for this decrease was a reduction in volume which went from $78.9 million to $71.8 million causing a decrease in income of $281 thousand. The majority of this decrease in volume was due to $14.7 million principal payments and other investment maturities. The yield on investments increased from 4.05% to 4.08% providing $11 thousand in interest income.

The largest component of interest income is interest earned on our loan portfolio. Total interest income earned from loans in 2005 increased by $9.4 million, the net effect of an increase of $7.5 million due to an increase in the average volume of loans during the year, as well as an increase in the average yield on loans of $1.9 million. The average yield on loans increased from 7.25% in 2004 to 7.72% in 2005. The increase in interest yield was due primarily to the segment of our variable rate loans tied to a variety of indices affected by the changes in the prime rate in 2005. The loan rates increased but lagged in comparison to the increase in deposit rates.

Interest expense on deposits in 2005 increased 86.9% or $3.5 million from 2004. The increase was largely due to the increase in volume and rate of interest paid on time deposits in particular. The average rate increased on time deposits to 3.28% in 2005 from 2.25% in 2004 which resulted in an increase of $1.3 million in time deposit interest expense. The average volume of time deposits increased $53.8 million from the average 2004 balance which caused an increase in interest expense of $1.5 million. Interest expense on other borrowings increased $2.7 million. The increase in average interest rate to 3.90% from 2.69% cost $1.4 million in interest expense including junior subordinated debentures, which were tied to LIBOR and increased from a weighted average rate of 6.08% in 2004 to 7.66% in 2005. The increase in borrowing volume in 2005 to an average balance of $136.8 million from $97.4 million in 2004 accounted for $1.3 million of the $2.7 million interest expense increase. Short term borrowings decreased $35.3 million or 29% while long term borrowings increased $32.1 million or 93% in 2005. The increase in borrowings was primarily due to the divestiture of branches in 2004 as well as continued loan volume growth.

An analysis of the change in net interest income is set forth in the following table:

	Twelve Months Ended December 31, 2005 Compared to Twelve Months Ended December 31, 2004
	Total
	Change	Rate	Volume
	(Dollars in thousands)

Interest earned on:
Loans	$9,435	$1,900	$7,535
Federal Funds sold and deposits in banks	386	120	266
Investment Securities	(270)	11	(281)

Total interest income	9,551	2,031	7,520
Interest paid on:
Savings, NOW, MMDA	678	756	(78)
Time Deposits	2,851	1,347	1,504
Other Borrowings	2,708	1,418	1,290

Total interest expense	6,237	3,521	2,716

Net Interest income	$3,314	$(1,490)	$4,804

The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Average consolidated statements of financial position and analysis of net interest spread were as follows:

	December 31,
	2005			2004
		Interest			Interest
	Average	Income	Average	Average	Income	Average
	Balance	(Expense)	Rates	Balance	(Expense)	Rates
	(Dollars in thousands)

Assets
Earning Assets:
Loans(1)	$492,506	$38,043	7.72%	$394,611	$28,608	7.25%
Federal funds sold and interest bearing deposits in banks	12,357	410	3.32%	2,220	24	1.08%
Investment securities(2)	71,765	2,926	4.08%	78,870	3,196	4.05%

Total earning assets and interest income	576,628	41,379	7.19%	475,701	31,828	6.69%
Other Assets:
Cash and due from banks	16,611			19,613
Bank premises and equipment	15,458			12,198
Other assets	25,542			28,875
Allowance for credit losses	(7,631)			(7,506)

Total Assets	$626,608			$528,881

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Deposits:
NOW, Savings, and MMDA	$177,577	$(2,355)	1.33%	$185,880	$(1,677)	0.90%
Time deposits	159,788	(5,237)	3.28%	105,940	(2,386)	2.25%

Total interest bearing deposits	337,365	(7,592)	2.25%	291,820	(4,063)	1.39%
Other borrowings	136,780	(5,340)	3.90%	97,373	(2,631)	2.69%

Total interest bearing liabilities and interest expense	474,145	(12,932)	2.73%	389,193	(6,694)	1.72%

Non-interest bearing deposits	83,670			85,690
Other liabilities	5,681			2,767
Shareholders’ equity	63,112			51,231

Total liabilities, shareholders’ equity and net interest income	$626,608	$28,447		$528,881	$25,134

Net interest income as a percentage of average of earnings assets:
Interest Income		7.19%				6.69%
Interest Expense		2.73%				1.72%

Net Interest Margin		4.93%				5.28%

(1)	Average loan balance includes non-accrual loans. Interest income on non-accrual loans has been included. Loan fees and late charges of $2.3 and $1.5 million are included in interest income in 2005 and 2004, respectively.

(2)	The yield on investment securities is calculated using historical cost basis. The yield on assets is calculated on a pre-tax, book value basis, which does not consider the effect of tax exempt securities.

Non-Interest Income.  The following table presents, for the periods indicated, the major categories of non-interest income.

	December 31,		Increase/
	2005	2004	(Decrease)

Non-Interest Income
Service charges on deposit accounts	$3,569	$3,803	$(234)
Origination fees and gain on sales of loans	1,634	1,325	309
Net gain (loss) on sale of securities	0	(21)	21
Income from bank owned life insurance	722	675	47
Gain on branch divestiture	0	5,462	(5,462)
Gross income from Venture Wealth Management	507	530	(23)
Other non-interest income	1,778	1,795	(17)

Total non-interest income	$8,210	$13,569	$(5,359)

Total non-interest income decreased $5.4 million in 2005 from 2004 to $8.2 million. The 39.5% decrease was primarily due to the inclusion of a one-time $5.5 million gain on the divestiture of seven financial centers in 2004. Excluding the one-time gain, non-interest income was $8.2 million in 2004. Service charges on deposit accounts decreased in 2005 by $234 thousand or 6.2% over 2004, largely due to the divestiture of seven financial centers in late 2004. Origination fees and gains on sale of loans increased $309 thousand or 23% from 2004 to 2005.

Non-Interest Expense.  The following table presents, for the periods indicated, the major categories of non-interest expense.

	Year Ended December 31,		Increase/
	2005	2004	(Decrease)
	(Dollars in thousands)

Non-Interest Expense
Salaries and employee benefits	$12,093	$10,675	$1,418
Occupancy and equipment	3,754	3,461	293
Advertising / public relations	981	820	161
Amortization of intangible assets	155	110	45
Office supplies, telephone and postage	736	757	(21)
Director fees	130	233	(103)
Expense from foreclosed assets	105	217	(112)
Washington State excise tax	708	592	116
Other non-interest expense	4,138	4,213	(75)

Total non-interest expense	$22,800	$21,078	$1,722

Total non-interest expense increased $1.7 million or 8% in 2005 compared to 2004. In 2005, salaries and benefits, the largest component of non-interest expense, increased $1.4 million or 13% over 2004 due largely to the expansion of our mortgage loan originations operation and commission income paid and the effect of the additional employees from Redmond National Bank. Occupancy costs and equipment expenses increased $293 thousand or 8% in 2005 due primarily to the continued financial center facility branding and remodeling and the opening of two new financial centers. Other non-interest expense individual items did not change significantly from 2004 to 2005. It is comprised mainly of legal, accounting, consulting, ATM processing fees, and insurance expense.

Financial Condition

Our total consolidated assets at March 31, 2007, December 31, 2006 and December 31, 2005 were $1.1 billion, $978.1 million and $752.8 million, respectively. Total deposits at March 31, 2007, December 31, 2006 and December 31, 2005 were $787.4 million, $771.3 million and $514.0 million, respectively.

Loans

Total loans and loans held for sale at March 31, 2007, December 31, 2006 and December 31, 2005 were $730.4 million, $716.1 million and $602.3 million, respectively, an annual increase of 16.5% (from March 31, 2006), 18.9% and 39.2% over the prior period, respectively. Our loan growth has been focused in commercial and real estate construction lending.

The following table sets forth the relative composition of our loan portfolio at the end of the periods indicated:

	March 31,		December 31,
	2007		2006		2005		2004
	(Dollars in thousands)

Commercial	$84,665	11.6%	$75,017	10.5%	$74,921	12.4%	$58,556	13.5%
Real Estate
Residential 1-4	40,058	5.5%	40,371	5.6%	15,777	2.6%	9,415	2.2%
Commercial	275,489	37.7%	276,637	38.6%	310,284	51.5%	250,947	58.0%
Construction	315,368	43.2%	305,606	42.7%	187,514	31.1%	101,509	23.5%
Consumer	9,391	1.3%	13,822	1.9%	8,140	1.4%	5,275	1.2%
Small Loans	0	0.0%	0	0.0%	0	0.0%	3,821	0.9%

Total Loans	724,971	99.3%	711,453	99.4%	596,636	99.1%	429,523	99.3%
Loans Held for Sale	5,448	0.7%	4,642	0.6%	5,699	0.9%	3,118	0.7%

Total Loans and Loans Held for Sale	$730,419	100%	$716,095	100%	$602,335	100%	$432,641	100%

The following tables show the amounts of loans as of March 31, 2007 and December 31, 2006. Of the loans maturing after one year, as of March 31, 2007, $82.7 million had fixed interest rates and $249.4 million had adjustable interest rates, and as of December 31, 2006, $68 million had predetermined or fixed interest rates and $264 million had floating or adjustable interest rates. As of March 31, 2007, 77% of our floating rate loans were tied to the prime rate.

As of March 31, 2007:

	Maturity
	Within	After One	After
	One	but Within	Five
	Year	Five Years	Years	Total
	(Dollars in thousands)

Commercial	$60,665	$14,902	$9,098	$84,665
Real Estate
Residential 1-4	15,875	9,339	14,844	40,058
Commercial	66,288	53,181	156,020	275,489
Construction	248,575	63,359	3,434	315,368
Consumer and other	1,465	4,347	3,579	9,391

Total	$392,868	$145,128	$186,975	$724,971

As of December 31, 2006:

	Maturity
	Within	After One	After
	One	but Within	Five
	Year	Five Years	Years	Total
	(Dollars in thousands)

Commercial	$52,568	$13,182	$9,267	$75,017
Real Estate
Residential 1-4	22,046	6,448	11,877	40,371
Commercial	71,155	53,191	152,291	276,637
Construction	259,814	41,913	3,879	305,506
Consumer and other	8,288	2,040	3,494	13,822

Total	$413,871	$116,774	$180,808	$711,453

Concentrations.  As of March 31, 2007, in management’s judgment, a concentration of loans existed in real estate related loans. At March 31, 2007, our portfolio was centered in real estate loans with construction loans at 43.2% of the portfolio, commercial real estate loans at 37.7% and residential 1-4 family units at 5.5%. Although management believes the loans within the real estate related concentration have no more than the normal risk of collectibility, a substantial decline in the performances of the economy, in general or a decline in real estate values in our market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Asset Quality.  Generally, loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes collection of interest is unlikely after considering economic and business conditions and collection efforts.

The following table summarizes our non-performing assets, which consist of loans on which interest is no longer accrued, accruing loans past due 90 days or more, foreclosed real estate and other assets.

	March 31,	December 31,
	2007	2006	2005	2004
	(Dollars in thousands)

Non-accrual loans	$831	$691	$2,187	$3,081
Accruing loans past due 90 days or more	—	—	41	2,004
Total non-performing loans (NPLs)	831	691	2,228	5,085
Foreclosed real estate	68	34	474	718
Other assets	—	—	—	6

Total non-performing assets (NPAs)	$899	$725	$2,702	$5,809

Selected ratios
NPLs to total loans	0.11%	0.10%	0.37%	1.18%
NPAs to total loans and foreclosed real estate	0.11%	0.10%	0.37%	1.17%
NPAs to total assets	0.09%	0.07%	0.36%	1.05%

Impaired and Non-accrual Loans.  These loans generally are loans for which it is probable that we will not be able to collect all amounts due according to the original contractual terms of the loan agreement. We typically classify these loans as Substandard, Doubtful, or Loss. Impaired loans, specifically Substandard or Doubtful loans, may not be on non-accrual status as we continue to accrue interest if borrowers continue to make payments. The category “impaired loan” is broader than the category “non-accrual loan,” although the two categories overlap. Non-accrual loans are those loans on which the accrual of interest is discontinued

when collectibility of principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to categorize a loan as impaired, i.e. Substandard, Doubtful or Loss, due to payment delinquency or uncertain collectibility, and will closely monitor the loan to ensure performance and collection of amounts due in accordance with the original contractual terms of the loan.

The following table summarizes our non-accrual loans at the periods indicated. Non-accrual loans with valuation allowance refers to the portion of our total non-accrual loans that have been identified as having loss exposure and have a specific amount set aside for them in the Allowance. We refer to the specific amount set aside for these loans as the allocation of the Allowance.

	At March,	At December 31,
	2007	2006	2005	2004
	(Dollars in thousands)

Total non-accrual loans	$831	$691	$2,187	$3,081
Non-accrual loans with valuation allowance	$529	$365	$279	$2,175
Allocation of allowance for credit losses	$156	$116	$211	$530

Gross interest income of $54 thousand would have been recorded in 2006 if the non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for only a portion of 2006. Interest income on these loans was not included in net income in 2006.

As of March 31, 2007, we had no loans not disclosed as non-accrual loans as to which we had serious doubts about the ability of the borrower to comply with the loan repayment terms and which may result in disclosure of these loans as non-accrual loans.

Foreclosed Real Estate.  As of March 31, 2007, we held two foreclosed properties, represented by two single family residential building lots. The carrying value of the properties aggregated $68 thousand. As of December 31, 2006, we held one foreclosed property carried at $34 thousand. Valuation occurs when a property is foreclosed upon, and annually thereafter. We typically use the lesser of an appraised value or tax assessed value to establish the carrying values. For the properties noted, we have used assessed value due to the relative amounts involved. The change over the two periods reflected a second property being foreclosed upon, with the December 31, 2006 property included in the March 31, 2007 balance.

Allowance for Credit Losses

We must maintain an adequate allowance for credit losses, the Allowance, based on a comprehensive methodology that assesses the probable losses inherent in our loan portfolio. The Allowance reflects our current estimate of the amount required to absorb probable losses on existing loans and commitments to extend credit. There is no precise method of predicting specific credit losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the Allowance is determined based on management’s judgment, and on the analysis of various factors including historical loss experience based on volumes and types of loans; volumes and trends in delinquencies and non-accrual loans; trends in portfolio volume; results of internal credit reviews; and economic conditions.

Management conducts a full review of the Allowance on a regular basis, including:

•	consideration of economic conditions and the effect on particular industries and specific borrowers;

•	a review of borrowers’ financial data, together with industry data, the competitive situation, the borrowers’ management capabilities and other factors;

•	a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff, of all loans which are identified as being of less than acceptable quality;

•	an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and

•	an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans.

Our quarterly analysis of the adequacy of the Allowance is reviewed by our Board of Directors. We consider the Allowance to be adequate to cover estimated loan losses relating to the loans outstanding as of each reporting period.

Losses on loans are charged against and reduce the Allowance in the period in which such loans, in our opinion, become uncollectible. Recoveries during the period are credited to the Allowance. Periodically, a provision for credit losses is charged to current income. This provision acts to replenish the Allowance and to maintain the Allowance at a level that management deems adequate.

Specific Allocations.  All classified loans are evaluated for potential loss exposure. If a loan is classified, our loss exposure on that loan is measured based on expected cash flows or collateral values, and if necessary, a specific portion of the Allowance for credit losses is allocated to that loan.

General Allowances.  Each loan officer recommends grades for each loan in their assigned portfolio, beginning at loan inception, and annually thereafter when financial statements of the borrower are received and reviewed. All loan grades require the approval of the manager of Credit Administration and the Chief Lending Officer. Grading changes may also occur if, for example, a loan is delinquent or the collateral deteriorates. Grades range from “excellent” loans graded a “1”, to “loss” loans graded a “7”.

We perform a portfolio segmentation based on risk grading. The loss factors for each risk grade are determined by management based on management’s assessment of the overall credit quality at quarter end, taking into account various qualitative and quantitative factors such as trends of past due and non-accrual loans, asset classifications, collateral value, loan grades, historical loss experience and economic conditions The following table sets forth activity in the allowance for credit losses for the periods indicated:

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands)

Balance at beginning of period	$8,917	$8,434	$8,434	$7,189	$7,589
Provision for credit losses	375	150	1,075	753	227
Transfer from acquisition of Redmond National Bank	—	—	—	1,241	—
Charge-offs:
Commercial	—	(52)	(804)	(495)	(148)
Real Estate Mortgage and Construction	(44)	—	—	(12)	(536)
Small Loans	—	—	—	(888)	(1,165)
Consumer	(2)	(4)	(49)	(188)	(213)

Total Charge-offs	(46)	(56)	(853)	(1,583)	(2,062)

Recoveries:
Commercial	—	106	128	79	263
Real Estate Mortgage and Construction	—	—	—	25	318
Small Loans	—	—	—	646	737
Consumer	1	71	133	84	117

Total Recoveries	1	177	261	834	1,435

Net (charge-offs)/recoveries	(45)	121	(592)	(749)	(627)

Balance at end of period	$9,247	$8,705	$8,917	$8,434	$7,189

Gross loans	730,419	626,696	716,095	602,335	432,641
Average loans	722,772	612,638	664,769	489,830	392,399
Non-performing loans	831	3,096	691	2,228	5,085
Selected ratios:
Net (charge-offs)/recoveries to average loans	(0.01)%	0.02%	(0.09)%	(0.15)%	(0.16)%
Provision for credit losses to average loans	0.21%	0.10%	0.16%	0.15%	0.05%
Allowance for credit losses to loans outstanding at end of period	1.28%	1.40%	1.25%	1.41%	1.66%
Allowance for credit losses to non-performing loans	1,113%	281%	1,290%	379%	141%

We allocate the Allowance by assigning general percentages to our major loan categories (construction, commercial real estate, residential real estate, C&I and consumer), and assign specific percentages to each category of loans rated from 4 through 7. We also make specific allocations on individual loans when factors are present requiring a greater reserve, typically the result of reviews of updated appraisals, or other collateral analysis.

The following table indicates management’s allocation of the allowance for credit losses among major loan categories:

	March 31,		December 31,
	2007		2006		2005		2004
		% of		% of		% of		% of
		Total		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollars in thousands)

Commercial	$2,354	25.5%	$2,308	25.9%	$2,770	32.8%	$2,720	37.8%
Real Estate
Commercial	4,145	44.8%	3,193	35.8%	3,567	42.3%	2,921	40.6%
Construction	1,865	20.2%	2,690	30.2%	1,878	21.7%	831	11.6%
Residential	827	8.9%	668	7.5%	200	2.4%	234	3.3%
Consumer	55	0.6%	57	0.6%	68	0.8%	83	1.1%
Small Loans	—	—	—	—	—	—	400	5.6%

Total	$9,247	100.0%	$8,917	100.0%	$8,434	100.0%	$7,189	100.0%

We consider many factors to determine the amount and allocation of the Allowance, centered on overall portfolio performance by loan category/type, local and national economic trends, and assessments of categories of collateral. These statistics are measured against our current allocation and our historical loss record for the previous five-year period to aid in assessing the adequacy of the Allowance.

For commercial banks, the commercial loans that are not secured by real estate generally represent the highest risk category. This category has been a significant portion of the losses for us, primarily due to a single large charge-off in 2000. The commercial portfolio made up approximately 11.6% of our total loans as of March 31, 2007. While the majority of our historical loan charge-offs have occurred in the commercial portfolio, we believe the Allowance allocation is adequate.

Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan-to-value ratio of less than 80% with a minimum debt coverage ratio of 1.20:1. Our grading system allows our loan portfolio, including real estate, to be ranked across three “pass” risk grades. Generally, the real estate loan portfolio is rated as a Grade 3, reflective of the overall quality of the existing portfolio, notwithstanding the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk.

Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks generally encountered with construction loans. We also finance contractors who construct homes or commercial properties that are not pre-sold. These construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to complete the construction on time and within budget and then to generate cash to service the loan by selling or leasing the project. The value of the collateral depends on project completion when market conditions may have changed. For these reasons, a higher allocation is sometimes justified in this loan category.

We have been engaged in an ongoing and active initiative to ensure we are compliant with both the spirit and letter of the new commercial real estate guidelines promulgated by the regulatory agencies. Our framework for such evolution is multi-faceted and robust in scope, and we believe our systems and methodologies subscribe to the precepts of the guidelines at all levels. Our practices include active and ongoing senior management involvement, including informed oversight by the Board of Directors.

Small Loans.  Beginning July 1, 2005 we exited our payday lending relationship. Provisions for loan losses on small loans were made monthly. We allocated a portion of the Allowance at a level sufficient to cover all small loans that have defaulted, as well as an amount sufficient to absorb the anticipated losses on two small loan operating cycles (approximately one month in duration), based both our historical loss experience and that of the industry. Losses in the small loan portfolio were limited by agreement to a percentage of revenue earned from the portfolio by Venture Bank’s agent.

During a regulatory examination during the fourth quarter of 2004, the FDIC directed us to charge-off all payday loans that had been outstanding to borrowers for 60 days from the original loan date. The FDIC requested that we charge-off the principal balance of loans meeting the above criteria for the periods of December 31, 2003, September 30, 2004 and December 31, 2004. We believed that under generally accepted accounting principles, and based on our actual experience, a total loss of all payday loans outstanding for 60 days from the origination date was not probable, and the specific Allowance allocated to the payday lending portfolio, together with the stop-loss provisions in the marketing and servicing agreement with our payday lending partner, was adequate. All actual charge-offs and recoveries for December 31, 2003 and September 30, 2004 were recognized and run through the Allowance as of December 31, 2003 and September 30, 2004. As a result of the regulatory charge-off, we had a difference between our regulatory accounting principles (RAP) financials and our generally accepted accounting principles (GAAP) financials.

The financial entries made for regulatory purposes resulted in a $746 thousand reduction in loan balances with a corresponding reduction in the Allowance as of December 31, 2003. Additional charge-offs of $1.2 million and recoveries of $501 thousand were required for regulatory accounting purposes for the year ended December 31, 2004, and additional charge-offs of $311 thousand and recoveries of $35 thousand were required through June 30, 2005, as compared to the financial statements presented under GAAP.

Investment Portfolio

The carrying value of our investment securities at March 31, 2007 totaled $227.9 million compared to $162.4 million at December 31, 2006, $60.9 million at December 31, 2005, and $73.3 million at December 31, 2004. We purchased $94.0 million in securities in the first quarter, which was offset by maturities, principal pay downs, and sales totaling $28.7 million. We adjusted the portfolio mix during the first quarter of 2007 and during 2006 to include additional mortgage-backed securities and other higher yielding shorter duration securities. The risk weighting of securities are considered in purchase decisions to maximize the utilization of capital.

The recorded amounts of investment securities held by us and their fair value at the dates indicated are set forth in the following table:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses	Losses
	Amortized	Unrealized	Less Than	Greater Than	Fair
	Cost	Gains	12 Months	12 Months	Value
	(Dollars in thousands)

Securities Available-for-sale
March 31, 2007
U.S. Government and agency securities	$—	$—	$—	$—	$—
Mortgage-backed securities	172,439	1,585	—	1,066	172,958
Municipal securities	12,516	266	—	—	12,782
Corporate Securities	40,161	84	—	76	40,169
Equity securities	1,949	—	—	—	1,949

	$227,065	$1,935	$—	$1,142	$227,858

December 31, 2006
U.S. Government and agency securities	$3,974	$15	$2	$20	$3,967
Mortgage backed securities	127,790	1,145	—	909	128,026
Municipal securities	29,631	796	—	10	30,417
Equity securities	37	—	—	—	37

	$161,432	$1,956	$2	$939	$162,447

The following tables show the stated maturities and weighted average yields of investment securities held by us at March 31, 2007 and December 31, 2006:

	March 31, 2007
	Held-to-Maturity Securities			Available-for-Sale Securities
			Weighted			Weighted
	Amortized	Fair	Average	Amortized	Fair	Average
	Cost	Value	Yield	Cost	Value	Yield(1)
	(Dollars in thousands)

Due in one year or less	$—	$—	—%	$85	$83	7.08%
Due after one year through five years	—	—	—%	797	805	7.32%
Due after five years through ten years	—	—	—%	434	451	6.67%
Due after ten years	—	—	—%	51,361	51,612	6.29%
No maturity investment	—	—	—%	1,949	1,949	10.25%
Mortgage backed securities	—	—	—%	172,439	172,958	4.71%

Total	$—	$—		$227,065	$227,858

(1)	Weighted average yield is reported on tax-equivalent basis.

	December 31, 2006
	Held-to-Maturity Securities			Available-for-Sale Securities
			Weighted			Weighted
	Amortized	Fair	Average	Amortized	Fair	Average
	Cost	Value	Yield	Cost	Value	Yield(1)
	(Dollars in thousands)

Due in one year or less	$—	$—	—%	$1,085	$1,084	4.15%
Due after one year through five years	—	—	—%	1,796	1,786	5.17%
Due after five years through ten years	—	—	—%	2,404	2,440	5.39%
Due after ten years	—	—	—%	28,320	29,074	6.41%
No maturity investment	—	—	—%	37	37	5.38%
Mortgage backed securities	—	—	—%	127,790	128,026	5.83%

Total	$—	$—		$161,432	$162,447

(1)	Weighted average yield is reported on tax-equivalent basis.

Deposits

Total deposits were $787.4 million at March 31, 2007 compared to $771.3 million at December 31, 2006, $514.0 million at December 31, 2005, and $326.7 million at December 31, 2004. During 2007 and 2006 we looked to the wholesale funding market to augment traditional sources of asset funding. We increased brokered deposits by $15.7 million during the first quarter of 2007. As part of our strategy, in 2006 and 2007 we also expanded our market share of deposits of public funds, which represented 17.3% of our total deposits at March 31, 2007 up from 5.7% at March 31, 2006. Interest-bearing deposits are comprised of money market accounts or MMDA, interest-bearing checking accounts, or NOW, savings accounts, time deposits of under $100,000 and time deposits of $100,000 or more.

The following table presents average balances not total balances as discussed above. Our average balances of deposits and average interest rates paid for the periods indicated are summarized in the following table.

	March 31,			December 31,
	2007			2006			2005			2004
			Weighted			Weighted			Weighted			Weighted
	Average	% of	Average	Average	% of	Average	Average	% of	Average	Average	% of	Average
	Balance	Total	Rate	Balance	Total	Rate	Balance	Total	Rate	Balance	Total	Rate
		(Dollars in thousands)

Non-interest checking	$103,267	13.6	—	$103,058	15.6	—	$83,670	19.9	—	$85,690	22.7	—
NOW and MMDA	292,667	38.6	3.88%	214,246	32.4	3.88%	152,539	36.2	1.48%	153,793	40.7	1.11%
Savings accounts	23,099	3.0	0.51%	25,015	3.8	0.54%	25,038	5.9	0.51%	32,087	8.5	0.51%
Time deposits	339,444	44.8	4.93%	318,054	48.2	4.81%	159,788	38.0	3.72%	105,940	28.1	2.50%

Total	$758,477	100.0		$660,373	100.0		$421,035	100.0		$377,510	100.0

The following table shows the maturities of our time deposits:

	March 31, 2007
	Under	$100,000
	$100,000	and Over	Total
	(Dollars in thousands)

0-90 days	$70,759	$51,519	$122,278
91-180 days	43,313	78,792	122,105
181-365 days	23,239	50,867	74,106
Over 1 year	7,546	32,443	39,989

	$144,857	$213,621	$358,478

Borrowings

Short term borrowings increased $66.1 million, or 197.1%, to $99.6 million in the three months ended March 31, 2007. Short-term borrowings represent Federal Funds Purchased, borrowings from the U.S. Treasury, repurchase agreements with Citigroup, advances from the FHLB, and customer repurchase agreements, normally maturing within one year.

The following table sets forth information concerning short-term borrowings at the periods indicated:

	March 31,	December 31,
	2007	2006	2005	2004

Average balance during period	$74,078	$82,815	$75,253	$61,588
Average interest rate during period	4.78%	4.39%	3.42%	1.61%
Maximum month-end balance during the year	99,602	118,010	115,104	123,128
Weighted average rate at period end	3.66%	4.78%	3.44%	2.20%

Balance at period end	$99,602	$53,070	$87,798	$123,128

Contractual Obligations and Off-Balance Sheet Arrangements

Long-term borrowings include junior subordinated debentures, term advances from the FHLB, and one repurchase agreement with Citigroup. The following tables show the long-term borrowings and contractual obligations as of March 31, 2007 and December 31, 2006:

	March 31, 2007
	Payments Due by Period
		After One	After Three	More
	Less Than	but Within	but Within	Than Five
Contractual Obligations	One Year	Three Years	Five Years	Years	Total
	(Dollars in thousands)

Demand Note issued to US Treasury	$—	$—	$—	$—	$—
Citigroup Repurchase Agreements	—	14,000	—	—	14,000
FHLB Term Advances	10,000	10,000	—	—	20,000
Overnight repurchase agreements with customers	19,751	—	—	—	19,751
Junior subordinated debentures (at fair value)	—	—	—	22,932	22,932
Premise leases	713	1,284	1,316	6,957	10,270

Total contractual obligations	$30,464	$25,284	$1,316	$29,889	$86,953

	December, 2006
	Payments Due by Period
		After One	After Three	More
	Less Than	but Within	but Within	Than Five
Contractual Obligations	One Year	Three Years	Five Years	Years	Total
	(Dollars in thousands)

Demand Note issued to US Treasury	$3,529	$—	$—	$—	$3,529
Citigroup Repurchase Agreements	—	14,000	—	—	14,000
FHLB Term Advances	30,000	20,000	—	—	50,000
Overnight repurchase agreements with customers	19,541	—	—	—	19,541
Junior Subordinated Debentures	—	—	—	22,682	22,682
Premise Leases	765	$1,291	1,304	7,127	10,487

Total Contractual Obligations	$53,835	$35,291	$1,304	$29,809	$120,239

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments include commitments to extend credit and standby letters of credit. The following table summarizes our commitments at the periods indicated:

	March 31,	December 31,	December 31,
	2007	2006	2005
	(Dollars in thousands)

Commitments to extend credit
Real estate secured	$190,110	$161,245	$99,873
Credit card lines	3,002	3,059	3,145
Other	63,443	70,356	124,028

Total commitments to extend credit	$256,555	$234,660	$227,046

Standby letters of credit	$668	$799	$2,587

Capital

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for credit losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

	Regulatory Requirements
	(Greater Than or Equal to
	Stated Percentage)		Actual at March 31, 2007
	Adequately	Well		Venture Financial
	Capitalized	Capitalized	Venture Bank	Group, Inc.

Tier 1 leverage capital ratio	4.00%	5.00%	8.50%	8.62%
Tier 1 risk-based capital	4.00%	6.00%	9.59%	9.69%
Total risk-based capital	8.00%	10.00%	10.66%	10.76%

	Regulatory Requirements
	(Greater Than or Equal to
	Stated Percentage)		Actual at December 31, 2006
	Adequately	Well		Venture Financial
	Capitalized	Capitalized	Venture Bank	Group, Inc.

Tier 1 leverage capital ratio	4.00%	5.00%	8.51%	9.44%
Tier 1 risk-based capital	4.00%	6.00%	10.14%	10.27%
Total risk-based capital	8.00%	10.00%	11.27%	11.39%

We were well capitalized at both Venture Bank and the holding company at March 31, 2007 and December 31, 2006 for federal regulatory purposes.

In order to manage our capital position more efficiently, we have formed statutory trusts for the sole purpose of issuing trust preferred securities. We had junior subordinated debentures with a fair value of $22.9 million at March 31, 2007 and carrying value of $22.6 million at December 31, 2006. At March 31, 2007, 100% of the total issued amount, had interest rates that are adjustable on a quarterly basis based on a spread over LIBOR. Increases in short-term market interest rates during 2006 have resulted in increased interest expense for junior subordinated debentures. Although any additional increases in short-term market interest rates will increase the interest expense for junior subordinated debentures, we believe that other attributes of our balance sheet will serve to mitigate the impact to net interest income on a consolidated basis. In July 2007, we called $13.4 million of junior subordinated debentures issued by FCFG Capital Trust I in 2002. We immediately replaced these with a new issuance in the same amount by VFG Capital Trust I. Our capital did not change as a result of this transaction. We paid quarterly interest payments at the 3-month LIBOR rate plus 365 basis points on the FCFG Capital Trust I issuance. The rate on the new issuance is the 3-Month LIBOR rate plus 145 basis points, which will provide a significant savings. The stated maturity date of this issuance is September 2037, and the debentures may be prepaid without penalty beginning September 2012.

In April 2003, we raised $6.2 million (FCFG Capital Trust II) through a participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by FCFG Capital Trust II accrue interest at a variable rate of interest, calculated quarterly, at LIBOR plus 325 basis points per annum on the outstanding balance. The stated maturity date of this issuance is October 2033, and the debentures may be prepaid without penalty beginning April 2008. The majority of these funds were utilized for the purchase of Harbor Bank in 2002 and to repurchase our common stock. In December 2003, Washington Commercial Bancorp raised $3.1 million (Washington Commercial Statutory Trust I) through its participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by Washington Commercial Statutory Trust I accrue interest at a variable rate of interest, calculated quarterly at LIBOR plus 285 basis points per annum on the outstanding balance. The stated maturity date of this issuance is December

2033, and these debentures may be prepaid without penalty beginning December 2008. We acquired the Washington Commercial Bancorp junior subordinated debentures upon completion of our merger.

On March 5, 2005 the Federal Reserve adopted regulations that mandate the maximum amount of junior subordinated debentures that may be included in our Tier 1 Capital calculation. Our capital ratios are calculated in accordance with this regulation and the entire issued amount of junior subordinated debentures qualified as Tier 1 Capital for regulatory capital purposes. We retain the ability to issue additional junior subordinated debentures and have such securities qualify as Tier 1 Capital under the new rules.

Liquidity

Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquidity is generated from both internal and external sources. Internal sources are those assets that can be converted to cash with little or no risk of loss. Internal sources include overnight investments in interest bearing deposits in banks, federal funds sold and all or a portion of available for sale investment securities.

We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our anticipated cash flow needs for loan funding and deposit withdrawals.

At March 31, 2007, cash, deposits in banks, federal funds sold and all securities available for sale totaled $254.1 million of which $135.7 million was pledged. External sources refer to the ability to access new deposits, new borrowings and capital and include increasing savings and demand deposits, certificates of deposit, federal funds purchased, re-purchase agreements, short and long term debt, and the issuance of capital and debt securities. At March 31, 2007 short and long term borrowing lines of credit totaled $227.5 million. These credit facilities are being used regularly as a source of funds. At March 31, 2007, $117.8 million was borrowed against these lines of credit in the form of short and long term debt.

We will manage our liquidity by changing the relative distribution of our asset portfolios, i.e., reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities or borrowing from our correspondent banks as well as Federal Home Loan Bank. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises. Another attractive source of liquidity if necessary to fund our future growth could be the issuance of additional trust preferred securities.

Our liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows provided by or used in financing activities.

Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Net increases in loans for the three months ended March 31, 2007, and the years ended December 31, 2006, 2005 and 2004, were $14.3 million, $113.8 million, $169.7 million and $65.0 million, respectively. Investment securities were $227.9 million at March 31, 2007 and $162.4 million at December 31, 2006. Investment securities increased $101.5 million from December 31, 2005 to December 31, 2006. At March 31, 2007 we had outstanding loan commitments of $63.4 million and outstanding letters of credit of $0.7 million. We anticipate that we will have sufficient funds available to meet current loan commitments.

Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the three months ended March 31, 2007, and the years ended December 31, 2006, 2005 and 2004, deposits increased by $16.2 million, $257.2 million, $187.3 million and a decrease of $55.5 million, respectively.

Management believes that the Company’s liquidity position at March 31, 2007 was adequate to fund ongoing operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending, investment, and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.

Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities, are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

Interest Rate Risk.  Interest rate risk is the current and prospective risk to earnings or capital arising from movements in interest rates. Changes in interest rates affect income earned from assets and the cost of funding those assets. We structure our balance sheet in such a manner that earnings will be relatively stable regardless of current or prospective movements in interest rates. We monitor interest rate risk by analyzing the potential impact on the economic value of equity and net interest income from potential changes in interest rates, and consider the impact of alternative strategies or changes in balance sheet structure.

Our exposure to interest rate risk is reviewed on at least a quarterly basis by our Board Asset Liability Committee, or Board ALCO, which is comprised of three independent directors. Our Chief Financial Officer works closely with the Board ALCO Committee. Our Chief Financial Officer develops and implements policies and procedures that translate the Board’s goals, objectives, and risk limits, and chairs the Management ALCO committee, which meets to assist in formulating and implementing operating strategies to execute the Board ALCO policies. On a day-to-day basis, the monitoring of interest rate risk and management of our balance sheet to stay within Board policy limits is the responsibility of our Chief Financial Officer and Treasury staff. The Management ALCO committee members represent various areas of our operations and participate in product creation, product pricing, and implementation of asset/liability strategies.

Economic Value of Equity.  We measure the impact of market interest rate changes on the present value of all interest bearing instruments on the balance sheet using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates of 200 basis points.

At March 31, 2007, our economic value of equity exposure related to these hypothetical changes in market interest rates was within our current guidelines. The following table shows the projected change in the economic value of our equity for this set of rate shocks as of March 31, 2007.

	Percentage	Percentage
	Change	of Total
Interest Rate Scenario	from Base	Assets

Up 200 basis points	(6.90)%	(0.70)%
BASE	0.00%	0.00%
Down 200 basis points	5.50%	0.60%

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit reduction, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.

Net Interest Income Simulation.  In order to measure interest rate risk at March 31, 2007, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a flat rate scenario. In each of these instances, Fed Funds is used as the driving rate. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. The model begins by disseminating data into appropriate repricing buckets. Assets and liabilities are then assigned a “multiplier” or beta to simulate how much that particular balance sheet item will reprice when interest rates change. The final step is to simulate the timing effect of assets and liabilities with a month-by-month simulation to estimate the change in interest income and expense over the next 12 months.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure will remain similar to the structure at year-end. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 200 basis points. At March 31, 2007, our net interest income exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Interest Rate Risk
March 31, 2007

	−2%	−1%	Annualized	+1%	+2%
Rate Shock Fed Funds Rate	3.25%	4.25%	5.25%	6.25%	7.25%
	(Dollars in thousands)

Interest Income	$66,391	$70,256	$74,121	$77,986	$81,851
Interest Expense	(24,750)	(29,231)	(33,712)	(38,193)	(42,674)

Net Interest Income (static)	$41,641	$41,025	$40,409	$39,793	$39,177
Optionality Impact	(233)	22	—	(238)	(480)

Net Interest Income	$41,408	$41,047	$40,409	$39,555	$38,697
Change	$999	$638	—	$(854)	$(1,712)
% of Change	2.5%	1.6%	—	(2.1)%	(4.2)%

Gap Analysis.  Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.

The following table sets forth the distribution of re-pricing opportunities of our interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest-earning assets to cumulative interest-bearing liabilities and the cumulative gap as a percentage of total assets and total interest-earning assets, as of March 31, 2007. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

Interest Rate Gap Analysis
March 31, 2007

			After One
	Balance Sheet	Within	but Within	After Five
	03/31/07	One Year	Five Years	Years	Total

Gross loans	$730,419	$486,817	$192,352	$51,250	$730,419
Securities:
Available for sale	228,540	43,010	18,109	167,421	228,540
Fair Value Option	—	—	—	—	—
Fed Funds Sold	1,200	1,200	—	—	1,200
Interest bearing deposits with banks	538	538	—	—	538

Total earning assets	$960,697	$531,565	$210,461	$218,671	$960,697
Other Assets
Cash and due from Banks	24,521	—	—	—	24,521
Bank premises and equipment	30,934	—	—	—	30,934
Other assets	54,787	—	—	—	54,787
Allowance for credit losses	(9,247)	—	—	—	(9,247)

Total Assets	$1,061,692	$531,565	$210,461	$218,671	$1,061,692
Deposits:
Savings, NOW, MMDA	$319,802	$319,802	$—	—	319,802
Time deposits	358,478	318,489	39,989	—	358,478
Fed Funds Purchased	—	—	—	—	—
Repurchase Agreements	33,751	19,751	14,000	—	33,751
Short term borrowings	99,602	99,602	—	—	99,602
Long term debt	42,932	—	20,000	22,932	42,932

Total interest bearing liabilities	$854,565	$757,644	$73,989	$22,932	$854,565
Other Liabilities
Non-interest bearing deposits	109,163	—	—	—	109,163
Other liabilities	10,514	—	—	—	10,514
Shareholders equity	87,450	—	—	—	87,450

Total Liabilities and shareholders equity	$1,061,692	$757,644	$73,989	$22,932	$1,061,692
Net interest rate sensitivity gap	$106,132	$(226,079)	$136,472	$195,739	$106,132
Cumulative Interest Rate Sensitivity Gap		$(226,079)	$(89,607)	$106,132
Cumulative Gap as a percent		(23.53)%	(9.33)%	11.05%

Management considers any asset or liability that matures, or is subject to repricing within one year to be interest sensitive, although continual monitoring is performed for other time intervals as well. The difference between interest sensitive assets and liabilities for a defined period of time is known as the interest sensitivity “gap”, and may be either positive or negative. If positive, more assets reprice before liabilities. If negative, the reverse is true. A static gap analysis as presented below provides a general measure of interest rate risk but does not address complexities such as prepayment risk, interest rate floors and ceilings imposed on financial instruments, interest rate dynamics and customers’ response to interest rate changes. Our static interest sensitivity gap is negative within one year. However, this assumes that general market interest rate changes affect the repricing of assets and liabilities in equal magnitudes.

At March 31, 2007, we had $508.8 million in assets and $757.6 million in liabilities re-pricing within one year. This means that $248.8 million more of our interest rate sensitive liabilities than our interest rate sensitive assets will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or re-pricing within one year at March 31, 2007 is 67.2%. This analysis indicates that at March 31, 2007, if interest rates were to increase, the gap would result in a lower net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products. The majority of interest-earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as our non-interest-bearing demand deposits, in the gap analysis behave like long term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Our market risk is impacted by changes in interest rates. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”) — an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 provides the framework for fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation as well as establishes a requirement to evaluate interests in securitized financial assets to identify interests. SFAS 155 further amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The SFAS 155 guidance also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133 and which concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. SFAS 155 is not expected to have a material impact on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”) — an amendment of SFAS 140. SFAS 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. SFAS 156 is effective for an entity’s first fiscal year that begins after September 15, 2006. SFAS 156 is not expected to have a material impact on our consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 requires recognition and measurement of uncertain tax positions using a “more-likely-than-not” approach. FIN 48 is effective for fiscal years beginning after December 31, 2006, and is not expected to have a material impact on our consolidated financial statements. We adopted FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 is an interpretation of SFAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes. As a result of the implementation of FIN 48, we recognized no material adjustments in the liability for unrecognized income tax benefits, all of which would affect our effective income tax rate if recognized.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement amends the current accounting for pensions and postretirement benefits by requiring an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires recognition, as a component of other comprehensive income (net of tax), of the actuarial gains and losses and the prior service costs and credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87 and No. 106. Additionally, this Statement requires an entity to measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position. The Company adopted this Statement on October 1, 2006. The effect of this Statement was to recognize $188 thousand, after-tax, of net actuarial losses and prior service cost as an increase in 2006 to accumulated other comprehensive income.

In September 2006, the SEC’s Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. We have adopted SAB No. 108 and found there to be no material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective on January 1, 2008. SFAS No. 157 established a framework for measuring fair value, while expanding fair value measurement disclosures. SFAS No. 157 established a fair value hierarchy that distinguishes between valuations obtained from independent sources and those from our own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, and the effect of the measurements on earnings for the period.

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

BUSINESS

Overview

We are the bank holding company for Venture Bank, a rapidly growing Washington state-chartered bank. We foster an entrepreneurial, innovative culture focused on creating (i) a positive environment for employees, (ii) a unique customer experience and (iii) superior results for our shareholders. At March 31, 2007 we had total assets of $1.1 billion, net loans of $721.2 million, total deposits of $787.4 million and shareholders’ equity of $87.5 million. Based on information as of March 31, 2007, upon completion of this offering we will be one of the top five publicly-traded commercial banks headquartered in the Puget Sound region as measured by total assets.

We operate 18 full-service financial centers located primarily along the Interstate 5 corridor in the Puget Sound region of western Washington. We were established in 1979 and have grown through a combination of de novo branching and acquisitions.

In 2003, we unveiled a new brand under the Venture Bank name as part of our strategy to position us for future growth in our key target markets. The Venture Bank brand is embodied in every aspect of our business, from our advertising to the design of our financial centers to our employee training. We emphasize a relationship-building style of banking through our focus on developing a culture of empowered and well-trained employees.

Our business model has produced strong growth and consistent profitability. From December 31, 2002 to March 31, 2007 we have more than doubled our size by increasing:

•	Total assets from $474.5 million to $1.1 billion;

•	Total net loans from $361.6 million to $721.2 million;

•	Total deposits from $384.2 million to $787.4 million; and

•	Trailing twelve months diluted earnings per share from $0.93 to $1.65.

Our corporate headquarters is located at 1495 Wilmington Drive, DuPont, Washington 98327, and our telephone number is (253) 441-4000. Venture Bank is chartered by the State of Washington at 721 College Street SE, Lacey, Washington 98503. We maintain a website at www.venture-bank.com.

Our History

Our bank was established in 1979 as Lacey Bank and the Company was incorporated in 1983. We changed our bank name to First Community Bank in 1981 to better reflect the markets we were targeting to serve.

We expanded solely through organic growth until 1993 when we completed the following series of acquisitions to more rapidly expand our market area:

•	Citizens First Bank (1993); two branches in Elma and Hoquiam, WA, with $29 million in assets;

•	Northwest Community Bank (1995); two branches in Fircrest and Tacoma, WA, with $50 million in assets;

•	Prairie Security Bank (1997); three branches in Yelm, Eatonville and Olympia, WA, with $47 million in assets;

•	Wells Fargo Bank (1997); four branches in Toledo, Winlock, Montesano, and Hoquiam, WA, with $40 million in assets;

•	Harbor Bank, N.A. (2002); two branches in Gig Harbor, WA, with $81.5 million in assets; and

•	Redmond National Bank (2005); two branches in Redmond, WA, with $132 million in assets.

In addition to growth by acquisition, during the past five years we have opened financial centers in the following areas:

•	South Hill — Puyallup (2003, relocation of Meridian — Puyallup)

•	Kent (2004)

•	Lakewood (2005)

•	Hawks Prairie — Lacey (2007, relocation)

•	DuPont (2007)

In March 2004, we acquired Washington Asset Management Tacoma, LLC, a financial services and wealth management company and consolidated its operations with our existing Investment Services Department to form Venture Wealth Management, a wholly owned subsidiary of Venture Bank. The strategy of Venture Wealth Management is to meet the asset management needs of our customers and generate fee income as a complement to our core banking business.

In October 2004, we sold seven financial centers located in less populated and lower growth areas of Grays Harbor (Aberdeen, Elma, Montesano, and Hoquiam), Lewis (Toledo, Winlock) and Thurston (Panorama City) Counties. We sold $88.0 million in deposits and $1.8 million in real estate, furniture and fixtures, and realized a $3.5 million gain, net of tax and previously recorded goodwill with respect to the sold financial centers.

Our Market Area

We conduct business through eighteen full-service financial centers, located primarily along the I-5 corridor in the Puget Sound region of western Washington.

Our market areas are in Thurston, Pierce, King and Lewis Counties and include:

•	Washington’s State Capitol, Olympia;

•	Washington’s third largest city, Tacoma; and

•	Suburban communities east of Washington’s largest city, Seattle.

According to U.S. Census Bureau data, Washington State has a population of 6.4 million, 2.9 million of whom are located in the counties we currently serve. The state population has grown 8.5% since the year 2000. As of May 2007, the Washington State Employment Security Department reported that the unemployment rate in the State of Washington was at one of the lowest historical rates, 4.6%, with approximately 59,000 jobs being added over the past year and the unemployment rate in our market areas was 4.0%. In recent years, the Puget Sound region has experienced vibrant economic activity and has developed a diversified economy driven by real estate, technology, aerospace, international trade, medical and manufacturing industries and by a significant government and military presence. The estimated median household income of our markets for 2006 was $63,324, which outpaces both the national and state estimated median household income of $46,326 and $56,473, respectively.

Thurston County

Forbes recently listed the Olympia area in Thurston County as the tenth best place in the nation for business and careers. Thurston County has experienced a 19.4% gain in Industry Employment Growth from 2001 to mid-2006, according to United State Bureau of Labor statistics. As the state capitol, government has given the community a stable economy. In recent years, private industry and other enterprises have begun to thrive as a result.

Thurston County is home to the Port of Olympia, the state capital of Olympia and the cities of Bucoda, Lacey, Rainier, Tenino, Tumwater, and Yelm. There are 231,000 residents in Thurston County. The Thurston County Regional Planning Council projects that the population will be 255,000 by 2010. Nearly 140,000 residents live in the more urban north county areas in and around the cities of Lacey, Olympia, and Tumwater. It is among the fastest growing counties in the Pacific Northwest. The county’s steady economy, excellent educational opportunities, access to transportation corridors and providers, and abundance of social organizations makes Thurston County a top choice for those looking to relocate their families and businesses. Between 2005 and 2006, the county had a 3.1% population growth rate. The majority of the county’s population increase has been due to the migration of people into the county. This continued migration is the result of Thurston County’s relatively stable economy and exceptional quality of life.

In the last several years, the county has experienced a dramatic shift in the regional diversification of its workforce. Professional services rank as one of the leading components, including technical Internet and web design firms, and legal and consulting companies.

Pierce County

Pierce County is the fastest growing county in Washington State, and currently is the second largest county in the state, having population growth of 10.4% since 2000 according to the State of Washington Office of Financial Management. Home to Tacoma (the state’s third largest city) and the booming Port of Tacoma (the nation’s seventh largest container port), Pierce County is located between Seattle and Olympia. The City of Tacoma has seen continued revitalization of the downtown corridor including development of a new convention center, hotel, and numerous condominium projects. Additionally, the University of Washington-Tacoma, located in the heart of the city, continued to grow. Tacoma benefited from robust activity at the Port, and the positive impacts of a growing military presence at the Fort Lewis and McChord military bases.

King County

King County is the largest business center in both the State of Washington and the Pacific Northwest with cutting-edge companies and an innovative culture. Expansion within King County presents a large opportunity for growth for our company. The county is home to a number of large, successful companies with a regional and/or national presence, including Boeing, Microsoft, Nintendo of America, Amazon.com, Costco, Expedia, Nordstrom, Safeco, Washington Mutual, Starbucks, PACCAR, RealNetworks, Weyerhauser and many others. The highly educated workforce, overall quality of life, entrepreneurial culture, and strategic location — midway between Asia and Europe — attract companies to this area. King County not only has the largest population, but also the largest number of businesses within the State of Washington, with roughly 1.8 million residents, according to U.S. Census Bureau data, and approximately 76,000 businesses according to the Washington Department of Community, Trade & Economic Development. The county is the leading global center for several emerging industries: aerospace, biotechnology, clean technology, information technology, and international trade and logistics. In 2005, a U.S. Census Bureau survey ranked Seattle the most educated city in the United States, with the largest concentration of residents that hold college degrees.

King County is well diversified with a strong industrial, transportation, and service industry base. The Port of Seattle, which includes Seattle-Tacoma International airport, maintains a high level of activity throughout the year, and the area continues to benefit from the presence of corporate headquarters for Costco, Microsoft, Weyerhaeuser, and Starbucks.

Lewis County

Lewis County has a population of 73,000 as of 2006. Population and business prospects have grown since we established a branch presence in the county in 1996. Lewis County experienced a moderate level of economic growth in 2006, with the residential real estate market benefiting by the county’s proximity to Thurston and Pierce counties to the north, and Clark County, along with Portland, Oregon, to the south. Land and housing costs in the more populous adjacent counties makes Lewis County an attractive alternative. While overall employment growth remains slow, it is steady, and there have been recent announcements of industrial expansion in the county that should result in employment growth.

Market Area Opportunities

We believe that the economic growth in our markets, the population growth and the accompanying need for infrastructure presents the following significant opportunities:

•	Deposit Growth. According to publicly available FDIC data, bank and thrift deposits in our current markets have grown at a compound annual growth rate of 9.8% since 2002, from $40.7 billion at June 30, 2002 to $59.1 billion at June 30, 2006.

•	Loan Growth. Increased commercial and residential development, as well as the infrastructure growth in our market areas, i.e. office and retail space, medical and healthcare, warehouses, and mini-storage facilities have offered us more lending opportunities.

Our Strategy

We strive to be a high performing community bank with a focus on profitable growth for the long-term benefit of our shareholders, customers and employees. Our culture distinguishes us from our competition. The key elements of our strategy, including our distinctive culture, are:

•	Expand our franchise through additional acquisitions or the opening of new financial centers in attractive markets. We have completed six acquisitions since 1993, most recently acquiring Redmond National Bank in 2005. We will continue to look for accretive acquisitions that will expand our franchise. We also intend to continue to grow through de novo branching opportunities, having opened two new financial centers in 2007.

•	Continue to develop new products and services to grow our core customer relationships by offering competitive products for both commercial and retail customers. We provide our commercial lending customers a full range of products to support working capital or to finance equipment, real estate, construction, or land acquisition. We offer leading-edge products such as remote deposit capture, online cash management and bill pay. We also seek to provide our retail customers with a full complement of value-added products with high levels of service. We pride ourselves on continually seeking new, innovative products that enhance our relationships with our existing customers, and make us attractive to new customers.

•	Maintain strong credit quality by knowing our customers and our markets, and focusing on underwriting and risk controls. We believe our strong asset quality is the result of a stable Puget Sound area economy, prudent underwriting standards, experienced commercial lenders and diligent monitoring of our loan portfolio. At March 31, 2007, our nonperforming assets were 0.09% of our total assets.

•	Continue to actively manage our balance sheet to support both earnings and asset growth by focusing on our capital, funding sources, and investments in both loans and securities. We concentrate on efficient capital utilization while remaining well-capitalized under federal banking regulations.

•	Continue to actively manage interest rate and market risks by closely monitoring and managing the volume, cash flow, pricing, and market price aspects of both our interest rate sensitive assets and our interest rate sensitive liabilities. We focus on this in order to mitigate adverse net income effects of rapid changes in interest rates on either side of our balance sheet.

•	Hire, train and retain experienced and qualified employees to support our planned expansion and growth strategies. We carefully select the right people to join the Venture Bank team — people who are technically qualified and fit our unique culture and style. We seek to attract and retain relationship-oriented and experienced employees who want to participate in a high-achieving, growth-oriented community bank. We believe that our emphasis on culture and professional training results in low turnover and the successful development and advancement of our employees.

•	Foster a culture that produces superior quality service to our customers with empowered employees. The Venture Bank experience is best demonstrated when a customer interacts with employees who are trained and empowered to provide a memorable banking experience. Every employee starts with a two-day training program that immerses the employee in our culture, brand, values, and philosophies. We reinforce that training through our “Venture Bank University,” which provides all of our employees an ongoing curriculum for career growth with customized training to develop quality sales and service relationships with our customers. Venture Bank University includes required courses on culture, sales, service, technical skills, management, coaching and product knowledge for employees at all levels including our senior and executive management teams.

•	Build on our strong brand of Identity, Place, and Culture. In May 2003, we enhanced awareness of our company and positioned ourselves for growth through a significant rebranding effort. The key elements of our brand are our Identity, Place, and Culture. Our visual “Identity” is portrayed by our logo, image art and merchandising that reflect our Pacific Northwest roots and our independent, innovative and entrepreneurial nature. Our “Place” is how we reach our customers and is illustrated by the design of our state-of-the-art financial centers and other channels of delivery. The final component of our brand is our “Culture” that brings all this together through empowered employees who are committed to our values, our approach to service and our community participation. We continue to build our brand around the phrase “As Independent as You.” We believe that our customers associate our brand with our culture of superior, personalized products and services.

The Venture Bank Customer Experience

We aim to reinforce our brand through every customer interaction and through our corporate identity. Our employees are trained at our Venture Bank University and immersed in our culture from day one. It is our front line employees who create the special Venture Bank customer experience.

Our financial centers are designed to enhance the customer’s experience and emphasize our brand. Each financial center has a greeting desk staffed by a well-trained employee who can personally assist the customer or refer them to where they need to go. Customers are also greeted by a warm, friendly hometown atmosphere including fresh coffee and home-made cookies. We provide Internet access for customers and private transaction rooms to conduct their banking business.

We also offer a wide range of products for those customers who prefer to bank online or are not located near one of our financial centers. We have a full suite of electronic business and consumer banking products including online bill pay and account management. Our Customer Care Center, a highly trained team of Venture Bank employees located at our administrative headquarters, handles all telephone inquiries from customers and upon request, can connect a customer directly to a financial center. Our Customer Care Center has the added benefit of allowing our financial center staff to focus on the customer in front of them instead of handling telephone inquiries.

Whether a customer interacts with us at a financial center or on the phone we train our employees to make the experience positive and memorable. Required courses for all employees at our Venture Bank University reinforce the key elements of our brand and culture.

Our Business Activities

We provide banking and other financial services throughout our primary market area to small- and medium-sized businesses (generally representing businesses with annual revenues of less than $15 million), as well as retail customers in the communities we serve. Many of these small- to medium-sized businesses provide goods and services, directly or indirectly, to the development of the infrastructure in and around the greater Puget Sound area that services the growing population. Our customers include developers, contractors, professionals, distribution and service businesses, local residential home builders and manufacturers. We also provide a broad range of banking services and products to individuals, including personal checking and savings accounts and other consumer banking products, including electronic banking. Our experience reflects that our customers prefer locally managed banks that provide responsive, personalized service and customized products. We emphasize a sales and service culture that offers our customers direct access to decision-makers empowered to provide timely solutions to their financial needs. A substantial portion of our business is with customers who have long-standing relationships with our officers or directors or who have been referred to us by existing customers.

We offer a full range of deposit, lending, and other banking services throughout our market area including:

•	Checking, savings, money market, and time deposit accounts;

•	Commercial real estate and other loans to businesses;

•	Residential real estate loans and consumer installment loans;

•	Cash management solutions and merchant credit card services;

•	Electronic banking via remote deposit capture, ATMs, Internet, and telephone;

•	Safe deposit facilities; and

•	Asset management and investment services.

Real estate lending has been the primary focus of our lending activities. At March 31, 2007, our portfolio was centered in real estate loans with construction loans at 43.2% of the portfolio, commercial real estate at 37.7% and residential real estate loans at 5.5%. Many of our customers are real estate developers in need of financing for land and construction, and permanent financing for commercial and residential developments in the Puget Sound region.

While real estate lending continues to be a large part of our business, we see opportunities in growing our C&I loan portfolio with businesses throughout our market area. These businesses typically have defined needs for operating lines of credit, equipment financing, and real estate for their businesses, use cash management services, and bring deposits to Venture Bank. We continue to seek to establish core deposit relationships, with a particular emphasis on growing our lower cost deposits through our strong commercial banking activities. Some of the products and services we currently offer and will continue to emphasize that will assist us accomplishing this growth are:

•	Cash Management Solutions assist our business customers with their day-to-day funds management.

•	Remote Deposit Capture allows businesses to electronically send their deposits to Venture Bank and bank with us even when they are not located near one of our physical locations.

•	Electronic Banking enables our customers to conduct their banking business and monitor their account activity from remote locations and at any time of the day or night.

•	Overdraft Protection provides our customers with the peace of mind that even when the occasional banking error is made, their checks will be paid.

•	Conveniently located ATMs offer funds withdrawal, balance inquires and funds transfer between accounts.

•	Bill Pay offers the user a friendly, nationally recognized product that we selected specifically to meet our customers’ needs.

•	Merchant Credit Card Services allows our business customers to accept credit and debit card transactions.

•	Venture Wealth Management offers a broad range of investment services to our consumer and commercial customers, including retirement and estate planning, profit sharing plans and the sale of non-deposit investment products.

Lending

As a community bank, our historical focus has been on real estate lending, but we also offer a full range of short- to long-term C&I and consumer lending products and services. We originate a variety of types of loans, including construction, commercial real estate, residential real estate, C & I, and to a lesser extent consumer loans. We also seek out innovative lending opportunities that fit within our risk profile but offer the prospect of higher returns than traditional loan products. For example, in 2005 we entered into a financing arrangement with a third party that, through its representatives, provides us a source of lending opportunities in the restaurant industry, generally to fund small, short-term loans to companies in that industry throughout the United States.

Our customers are generally comprised of the following groups:

•	developers and contractors in need of land acquisition, construction and permanent financing for commercial and residential developments;

•	privately-owned businesses in the communities we serve, in need of financing for working capital, equipment, and owner-occupied real estate; and

•	individuals in need of residential mortgage products and consumer loan products.

Our lending activities are concentrated in two main categories: real estate and commercial loans.

Real Estate Loans

We are focused on commercial and residential real estate lending throughout a project’s life cycle, from acquisition and development loans to acquire property, to permanent, long-term mortgage financing. Our underwriting requires the full and unconditional personal guaranties of the principals for all real estate loans.

Construction Loans.  This segment of our portfolio had a balance of $315.4 million as of March 31, 2007, and consists of single-family residential properties, both spec and custom construction, multi-family properties, either apartments or condominiums, and commercial projects, including mini-storage, assisted living, multi-tenant retail, and warehouse structures. Commercial construction projects often entail additional risks compared with residential construction lending. Risks inherent in the construction loan segment are related to whether the project can be completed on-time and on-budget, and whether the anticipated economic value of the property will be realized once the project is completed. Shifts in the economy, decreased demand for certain property types, fluctuations in rental/lease rates, and the underlying strength of the borrowers can each impact the economic viability of a project under construction. Each of these factors can impact the completed value of a project, potentially causing increases in the underlying loan to value ratio, and whether the final loan-to-value ratio is sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Maturities for commercial, non-residential construction loans generally range from 18 to 24 months, residential property projects 6 to 12 months, and 12 to 24 months for multi-family properties.

Our development loans are secured by the entire property being planned and developed. Lending on raw land carries the significant risk of a change in market conditions during the development process. Our borrowers’ projects currently include projects ranging from 2 to 6 lots, to subdivisions with 75 to 100 lots. During the development process, we fund costs for site clearing, grading and infrastructure, including utilities and roads. Lot release minimum prices are agreed upon at loan closing. We target most developments to be paid out at 75% of lot sales. Loan-to-value ratios typically range from 60% to 75%, depending on the financial strength and experience of the developer. Most development loans have maturities of 18 to 24 months.

Substantially all of this segment of the portfolio carries a floating rate tied to The Wall Street Journal prime rate. This segment of the portfolio is broken out by county, loan purpose and number of loans as of March 31, 2007:

	Construction Loans
	Aggregate	% of	# of	Average
County	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

King	$91,996	29.2%	135	$681
Pierce	108,844	34.5%	242	450
Thurston	49,780	15.8%	102	488
Lewis	10,771	3.4%	38	283
All Others	53,977	17.1%	210	257

Total	$315,368	100.0%	727	$434

The All Others category consists of loans primarily in counties that are contiguous to the other counties listed.

	Construction Loans
	Aggregate	% of	# of	Average
Purpose	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

Residential Spec	$88,807	28.2%	198	$449
Raw Land-Residential	61,819	19.6%	54	1,145
Custom Construction	37,826	12.0%	207	183
Improved Lots	33,811	10.7%	80	423
Apartments/Multi-Family	17,449	5.5%	20	872
Raw Land-Commercial	11,978	3.8%	20	599
Other Income Property	11,909	3.8%	7	1,701
Retail Space	7,268	2.3%	1	7,268
Assisted Living	6,600	2.1%	1	6,600
Office Space	6,066	1.9%	1	6,066
Healthcare	2,967	0.9%	1	2,967
Mini-Storage	2,694	0.9%	3	898
All Other	26,174	8.3%	134	195

Total	$315,368	100.0%	727	$434

Commercial Real Estate Loans.  This segment of the portfolio had a balance of $275.5 million as of March 31, 2007, which includes loans secured by office, retail, warehouse, industrial, and other non-residential properties. The majority of these loans have maturities generally ranging from five to ten years.

Commercial real estate loans generally involve larger projects. The repayment of such loans, secured by income-producing properties, is dependent upon the successful operation of a business or a real estate project, and may be subject to a greater level of risk due to adverse economic conditions than residential mortgage loans. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower’s creditworthiness and prior credit history and reputation. In the loan underwriting process, we also carefully consider the location of the property, general market conditions, competition, and the underlying strength of the guarantors.

Loan-to-value ratios for commercial mortgage loans generally do not exceed 80%. We permit loan-to-value ratios of up to 85% for our strongest customers, with such loans generally requiring the property to be owner-occupied, and the borrower having unusually strong liquidity and net worth, and strong historic cash flow. We have been active in both the construction lending and permanent financing of our commercial real estate portfolio. Permanent commitments are primarily restricted to no greater than 10 year maturities with rate adjustment periods every 60 months when fixed commitments exist.

This segment of the portfolio is broken out by county, loan purpose, and number of loans as of March 31, 2007:

	Commercial Real Estate Loans
	Aggregate	% of	# of	Average
County	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

King	$24,385	8.9%	57	$428
Pierce	103,671	37.5%	125	829
Thurston	86,950	31.6%	153	568
Lewis	9,095	3.3%	22	413
All Others	51,388	18.7%	81	634

Total	$275,489	100.0%	438	$629

The All Others category consists of loans primarily in counties that are contiguous to the other counties listed.

	Commercial Real Estate Loans
	Aggregate	% of	# of	Average
Purpose	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

Office Space	$42,560	15.4%	59	$721
Uncategorized Income Property	42,351	15.4%	50	847
Retail Space	31,076	11.3%	53	586
Apartments/Multi-Family	30,787	11.2%	38	810
Assisted Living	24,813	9.0%	9	2,757
Healthcare	12,033	4.4%	19	633
Mini-Storage	10,749	3.9%	10	1,075
Hotel/Motel	4,982	1.8%	6	830
All Other	76,138	27.6%	194	392

Total	$275,489	100.0%	438	$629

Residential 1-4 Family Mortgage Loans.  This segment of our portfolio had a balance of $40.1 million on March 31, 2007, which includes loans secured by residential first and second mortgage loans, home equity lines of credit (HELOC’s), and term loans. Second mortgage loans and home equity lines of credit are generally used for home improvements, education and other personal expenditures.

The following table illustrates the geographic diversity of our residential 1-4 family loan portfolio as of March 31, 2007:

	Residential 1-4 Family Loans
	Aggregate	% of	# of	Average
County	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

King	$5,959	14.9%	46	$130
Pierce	19,915	49.8%	92	216
Thurston	4,105	10.2%	68	60
Lewis	1,211	3.0%	24	50
All Others	8,868	22.1%	47	189

Total	$40,058	100.0%	277	$145

The All Others category consists of loans primarily in counties that are contiguous to the other counties listed.

We make mortgage loans with a variety of terms, including fixed, floating, and variable interest rates, and a variety of loan maturities.

Residential mortgage loans generally are made on the basis of the borrower’s ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which is generally readily ascertainable. These loans are made consistent with our appraisal and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Residential mortgage loans and home equity lines of credit secured by owner-occupied property generally are made with a loan-to-value ratio of up to 85%. Loan-to-value ratios of 85% may be allowed on residential owner-occupied property, certain land loans, or if it is the intent to convert to a construction loan in a relatively quick timeframe, and the borrower exhibits unusually strong liquidity, net worth and cash flow.

Commercial and Industrial (C & I) Loans.

The C&I segment of our portfolio had a balance of $84.7 million as of March 31, 2007, and includes loans to qualified businesses in our market area. Our commercial lending portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment.

Commercial and industrial loans generally have a higher degree of risk than commercial real estate loans, and have commensurately higher yields. Whereas commercial real estate loans generally are made on the basis of the value of an income-producing property, and the ability to repay the loan generally dependent upon the income from the property, C&I loans typically are made on the basis of the borrower’s ability to repay the loan from the cash flow of the business, and are secured by business assets with less easily determinable or achievable value, such as accounts receivable, equipment and inventory. Lines of credit typically have a 12 month commitment and will be secured by the trading assets being financed. Where accounts receivable or inventories are being financed, we may require borrowing base certificate to determine eligible collateral and advance parameters. Term loans seldom exceed 60 months, but in no case exceed the depreciable life of the tangible asset being financed.

To manage the C&I lending risks, our policy is to secure the loans with both the assets of the borrowing business, and additional collateral, often real estate, and to require the guarantees of the principals. We actively monitor certain measures of the borrower, including advance rate, cash flow, collateral value, and other appropriate credit factors.

The following table presents our C&I loan portfolio as of March 31, 2007, by collateral or borrower (for unsecured loans) location:

	Commercial and Industrial Loans
	Aggregate	% of	# of	Average
County	Outstanding	Total	Loans	Outstanding
	(Dollars in thousands)

King	$22,444	26.5%	139	$161
Pierce	32,156	38.0%	182	177
Thurston	13,013	15.4%	170	77
Lewis	573	0.7%	9	64
All Others	16,479	19.4%	633	26

Total	$84,665	100.0%	1,133	$75

The All Others category in the above table includes restaurant loans as described below, which totaled $13.4 million and represented 590 loans. The average restaurant loan outstanding as of March 31, 2007 was $23 thousand. $41.1 million of our C&I loans are for working capital purposes, representing 196 of the 544 loans used for that purpose.

Other Loans.  Included in the C & I portfolio, in 2005 we established a relationship with a third party vendor under a Marketing and Servicing Agreement (Agreement) where the vendor solicits commercial loan opportunities for us with companies in the restaurant industry. We renewed the agreement for three years as of March 15, 2007, with an aggregate limit of $25 million of outstanding loans at any time. At March 31, 2007, we had $13.4 million of these types of loans in our C&I loan portfolio, represented by 590 loans. We, at our sole discretion, determine whether we will lend to these companies, and the average size of new loans originated is less than $33 thousand, with terms averaging 46 weeks. The loans are generally secured by the borrower’s assets, primarily furniture and equipment, and include the personal guarantees of the owners. Since inception we have made over 2,000 loans aggregating $69 million, under this program. We mitigate the risks of lending under this arrangement through the terms of the Agreement, the average loan sizes, the rapid repayment terms, and the geographic diversity of the loans.

The Agreement calls for the vendor to have on deposit with, and pledge to us, funds aggregating no less than 50% of the loans outstanding, to secure the vendor’s performance under the agreement. Should a loan made under this program run past due four times during the term of the loan, the vendor is obligated to purchase the loan from us, take any necessary collection actions, and absorb any losses that might occur. We have incurred no losses to date under the Agreement. Our yield for all loans made pursuant to the Agreement is currently The Wall Street Journal prime rate plus 3.0%. We originate weekly ACH charges to the borrower’s checking account for payment.

Consumer Loans

The consumer segment of our loan portfolio had a balance of $9.4 million as of March 31, 2007, consisting primarily of installment loans made to individuals for personal, family and household purposes. Typical consumer loans we make include cars, boats, RV’s, and motorcycles, along with debt consolidation loans.

Consumer loans may entail greater risk than real estate secured loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, as values may have fallen below the realizable proceeds to us from the sale of the asset due to any number of factors. Deficiencies, depending upon the size, may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Our policy for consumer loans is to accept low to moderate risk while minimizing losses, primarily through a careful credit and financial analysis of the borrower. In evaluating consumer loans, we require our lending officers to review the borrower’s level and stability of income, past credit history, amount of debt currently outstanding, and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require our banking officers to maintain an appropriate margin between the loan amount and collateral value.

Residential Mortgage Origination Activities

In addition to our primary segments, we have a staff of mortgage loan originators that originate loans for sale into the secondary markets. In 2006 we originated over 600 loans aggregating $154 million, for an average loan amount in excess of $250 thousand. In 2005 we originated a similar number of loans aggregating $122 million, for an average loan amount of $203 thousand. The increase in the average loan amount in 2006 was a direct reflection of the strong residential real estate market where demand has pushed up the average home values across the region in which we operate. Through March 31, 2007, we have originated 146 loans aggregating $40.1 million, for an average loan amount of $275 thousand. This compares to the first quarter 2006 where originations were $29 million for 124 loans, for an average loan amount of $232 thousand. The year over year increases are reflective of adding new originators, and the continued strong demand for homes in our region.

The typical loan to value is 75% with 85% of the borrowers electing to fix the rate on their loans. We sell essentially all loans to secondary market investors, generally to ten different investors. At March 31, 2007, we had $5.4 million of loans held for sale. We do not retain mortgage servicing rights on loans sold.

Lending and Credit Policies

We have historically maintained very strong credit quality. We generally underwrite loans with a minimum equity position of 20% (or a maximum loan to value of 80%), but will make loans with 15% equity (85% loan to value) for qualified customers with strong credit metrics on projects we believe warrant such terms. The minimum debt coverage ratio, or DSC, is 1.20:1, but we require DSC of 1.25:1 or greater for some projects and borrowers. We lend to developers who may have already entered into leases for the subject property. We are willing to provide loans for speculative development to qualified borrowers, on projects, and in communities in which we have a presence and knowledge. For this type of lending, we will look to the borrower’s underlying financial strength, specifically liquidity, as a mitigant to the risks inherent in speculative lending.

The Board of Directors of Venture Bank reviews and approves our lending policies annually. Key elements of our current policies are relative loan-to-value levels, debt service coverage ratios, monitoring concentration levels, and maintaining strict approval and underwriting procedures.

Debt Service Coverage.  Our risk management philosophy is to extend credit when an applicant has proven cash flow to service the proposed debt, or that an underlying project will generate sufficient cash flows within a reasonable timeframe to support the loan. Additionally, it is generally necessary for the applicant to demonstrate an independent secondary source of repayment.

Monitor Concentration Levels.  We have established Board approved levels of concentration for various components of our portfolio, generally as a percent of Tier 1 Capital. Concentrations are measured as to loan purpose, industry, and geographic location, to ensure diversification of our loan portfolio and mitigate concentration risks.

Approval and Underwriting Procedures.  All loan requests must be approved under specified approval guidelines, based upon Board approved authorities. Credit approval authority has three levels, as listed below from lowest to highest level. Management believes the current authority levels are appropriate to ensure overall credit quality, while ensuring we are able to respond in a timely manner to lending opportunities. Any conditions placed on loans in the approval process must be satisfied before documentation is released to the lending officers to present to the borrowers. The loan review process is independent of loan production, and our Credit Administration and Loan Processing departments are responsible for all loan disbursements.

•	Individual Authorities. Senior officers, generally Regional Lending Managers, typically have aggregate lending authorities of up to $500,000, with any single loan authority up to $250,000. Less seasoned lenders will have up to an aggregate limit of $250,000, depending upon their individual skills and experience. Within these authorities there are typically sub-limits for real estate-secured loans, consumer loans, and other types of loans.

•	Loan Officer Approval Committee (LOAC). The LOAC, which generally meets weekly, consists of the Chief Lending Officer, the Senior Vice President/Manager of Credit Administration, the Senior Vice Presidents/Regional Lending Managers, and the Senior Vice President/Mortgage Manager. The committee has approval authority up to $2.0 million for secured and unsecured loans.

•	Board Loan Committee. The Board Loan Committee is comprised of five outside directors, our Chairman and our President/CEO, with three committee members required for a quorum. All loans and/or aggregate relationships of $2.0 million and above require the ratification of this committee. The committee meets monthly, while members are called weekly for ratification of decisions of the LOAC to ensure timely responses for our customers. This committee has approval authority up to our legal lending limit, which was approximately $16 million at March 31, 2007.

•	Loan Grading and Loan Review. We seek to quantify the risk in our lending portfolio by maintaining a loan grading system consisting of seven different categories (Grades 1-7). The grading system is used to determine, in part, the appropriate level of the allowance for credit losses. Grades 1, 2, and 3 are considered satisfactory. Grade 4 is for loans/aggregate relationships where there are perceived levels of risk greater than for grades 1-3, while not necessarily indicative of higher risk of loss. Grades 5, 6, and 7 are deemed as Substandard, Doubtful, or Loss, respectively. For monthly reporting, we have a Watchlist Report that includes loans in Grades 4-7.

The originating loan officer initially recommends a grade for each loan/relationship as part of the loan presentation and approval process. When approved, the final grade is either confirmed by LOAC, or a different grade is established, if necessary.

The grade on each individual loan is subject to review from time to time, and may be changed if warranted. The Board of Directors, through the monthly Board Loan Committee meeting, reviews all loans rated 4 through 7. Changes in loan grades may occur as the result any of the following actions:

•	random reviews of the loan portfolio conducted by Credit Administration, or the internal loan review function where deterioration is found in a credit;

•	annual reviews conducted by the loan officer, where the officer recommends a grade change due to deterioration in the condition of the credit;

•	bank regulatory examinations; or

•	monthly “Watch List Reports” submitted to Credit Administration by the responsible lending officer for each credit graded 4-7, where deterioration is noted.

Loan Delinquencies.  Our Credit Administration department distributes weekly past due reports to all lenders and Regional Lending Managers, along with the Chief Lending Officer. If loan payments are not made within 10 days of the due date, the responsible loan officer is expected to contact the borrower to seek payment. Habitual delinquencies and loans delinquent 30 days or more are reviewed monthly with directors at the Board Loan Committee meeting.

Classified Assets.  Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades 5-7 of our loan grading system to delineate our Classified Loans. There were $1.7 million, $1.8 million, $3.9 million and $6.8 million in classified loans at March 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004, respectively.

The following describes grades 4-7 of our loan grading system:

•	Watch List — Grade 4. These loans, while not classified loans, have potential weaknesses that may result in deterioration of the repayment sources, quality of the collateral, or the reliability of the guarantors, and require the increased attention of management. This designation is generally viewed as an interim rating, until either improvement or deterioration occurs. These loans may exhibit an increasing reliance on collateral for repayment, or dependence upon secondary sources of repayment.

•	Substandard — Grade 5. These assets are inadequately protected by the current worth and paying capacity of the borrower or of the collateral pledged, if any. Although loss may not be imminent, if the weaknesses are not corrected, there is a good possibility that we will sustain some loss.

•	Doubtful — Grade 6. These loans have all the weaknesses inherent in a loan classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as Loss and charged off.

•	Loss — Grade 7. These loans have been determined to have identifiable, uncollectible components. Typically, a partial charge-off of the loss will have occurred, and the balance remaining would be reflective of management’s best estimate of collectibility.

Our Investment Activities

Our investment strategy is designed to be complementary to and interactive with our other activities (i.e. cash position; borrowed funds; quality, maturity, stability and earnings of loans; nature and stability of deposits; capital and tax planning). Investment securities consist primarily of U.S. Agency issues, municipal bonds and mortgage-backed securities. In addition, for bank liquidity purposes, we use Fed Funds Sold which are temporary overnight sales of excess funds to correspondent banks. Our securities portfolio is managed in accordance with guidelines set by our investment policy. Specific day-to-day transactions affecting the securities portfolio are managed by our Chief Financial Officer. These securities activities are reviewed quarterly by our Board Asset Liability Committee. The Board Asset Liability Committee reports to the full Board of Directors.

Our general objectives with respect to our investment portfolio are to:

•	achieve an acceptable asset/liability gap position (based on our separate policy related to asset/liability management that provides guidance for how investments are to be used to manage asset/liability gaps);

•	provide a suitable balance of quality and diversification to our assets

•	provide liquidity necessary to meet cyclical and long-term changes in the mix of assets and liabilities;

•	provide a stable flow of dependable earnings;

•	maintain collateral for pledging requirements; and

•	manage interest rate risk.

Deposit Products and Other Sources of Funds

Our primary sources of funds for use in our lending and investing activities consist of:

•	deposits;

•	maturities and principal and interest payments on loans and securities; and

•	other borrowings.

We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be the most cost effective, consistent with our asset and liability management policies.

Deposits.  An important balance sheet component affecting our net interest margin is the composition and cost of our deposit base. We can improve our net interest margin to the extent that growth in deposits can be focused in the non-interest bearing deposits and lower cost transaction accounts.

The composition of our deposits as of March 31, 2007 and 2006 is as follows:

	Retail Deposits		Public Funds		Brokered Deposits		Total Deposits
	2007	2006	2007	2006	2007	2006	2007	2006
	(Dollars in thousands)

Non-interest bearing checking	$105,190	$96,434	$3,973	$4,010	$0	$0	$109,163	$100,444
NOW, Savings, and MMDA	206,075	185,819	113,727	412	0	0	319,802	186,231
Certificates of Deposits under 100K	139,724	110,966	55	61	5,079	8,290	144,858	119,317
Certificates of Deposits over 100K	95,328	54,941	18,268	28,600	100,024	94,939	213,620	178,480

Totals	$546,317	$448,160	$136,023	$33,083	$105,103	$103,229	$787,443	$584,472

Our retail deposits make up 69.4% of our total deposits at March 31, 2007. The remainder of our total deposits is a combination of public deposits (17.3%) and brokered deposits (13.3%).

Our focus remains on building our core deposits while still minimizing our cost of funds. We are focused on non-interest bearing deposit growth primarily through calling efforts, referrals and utilizing some of our ancillary products such as remote deposit capture, cash management and merchant services. We are also currently analyzing the possibility of bundling some of our products and services to attract more core deposits and relationships.

We run money market advertising campaigns and promotions and continue to grow these deposits. We have found that our retention of money market funds is greater and the rate sensitivity is less than with certificates of deposit.

We attempt to price our deposit products to promote deposit growth and satisfy our liquidity requirements and to offer a wide variety of deposit products in order to satisfy our customers’ needs.

We have historically relied upon, and expect to continue to rely upon, deposits to satisfy our needs for sources of funds; we will, however, utilize other sources of funds if they are less expensive, more readily available or more reliable. We offer regular checking, savings, NOW and money market deposit accounts. We also offer fixed-rate, fixed maturity retail CDs ranging in terms from 30 days to five years, individual retirement accounts and Jumbo CDs. The primary sources of deposits are small-and medium-sized businesses and individuals within our target market.

Our Management Asset/Liability Committee has the authority to set rates within specified parameters to remain competitive with other financial institutions in our market area. All deposits are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law. We have a service fee schedule, which is competitive with other financial institutions in our market, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

We intend to continue our efforts at attracting deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin. Also, we believe that we have the ability to attract sufficient additional funding by re-pricing the yields on our CDs in order to meet loan demands during times that growth in core deposits differs from loan demand. In order to fund loan demand, we have also utilized wholesale funding from time to time, as well as Internet-based rate offerings to attract large sums of deposits.

Other Borrowings.  We may occasionally use our Fed Funds lines of credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. We have three Fed Funds lines with other financial institutions pursuant to which we can borrow up to $70 million on an unsecured basis. These lines may be terminated by the respective lending institutions at any time.

We also borrow from the Federal Home Loan Bank, or FHLB, pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities). FHLB borrowings are utilized depending on available collateral and pricing.

In order to manage our capital position more efficiently, we have formed statutory trusts for the sole purpose of issuing trust preferred securities. We had junior subordinated debentures with a fair value of $22.9 million at March 31, 2007 and carrying value of $22.6 million at December 31, 2006. At March 31, 2007, 100% of the total issued amount, had interest rates that are adjustable on a quarterly basis based on a spread over LIBOR. Increases in short-term market interest rates during 2006 have resulted in increased interest expense for junior subordinated debentures. Although any additional increases in short-term market interest rates will increase the interest expense for junior subordinated debentures, we believe that other attributes of our balance sheet will serve to mitigate the impact to net interest income on a consolidated basis. In July 2007, we refinanced $13.4 million of our trust preferred securities, reducing the interest rate from the 3 Month LIBOR plus 365 basis points to the 3 Month LIBOR plus 145 basis points, which will provide a significant savings. The newly issued securities have a stated maturity date of September 2037 and we may prepay the securities without penalty beginning September 2012.

In April 2003, we raised $6.2 million (FCFG Capital Trust II) through a participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by FCFG Capital Trust II accrue interest at a variable rate of interest, calculated quarterly, at LIBOR plus 325 basis points per annum on the outstanding balance. The stated maturity date of this issuance is October 2033, and the debentures may be prepaid without penalty beginning April 2008. In December 2003, Washington Commercial Bancorp raised $3.1 million (Washington Commercial Statutory Trust I) through its participation in a pooled junior subordinated debentures offering. The floating rate junior subordinated debentures issued by Washington Commercial Statutory Trust I accrue interest at a variable rate of interest, calculated quarterly at LIBOR plus 285 basis points per annum on the outstanding balance. The stated maturity date of this issuance is December 2033, and these debentures may be prepaid without penalty beginning December 2008. We acquired the Washington Commercial Bancorp junior subordinated debentures upon completion of our merger.

Other Products and Services

In addition to our traditional marketing methods, we attract new clients and deposits by:

•	expanding long-term business customer relationships, including referrals from our customers; and

•	building deposit relationships through our branch relationship officers who are compensated based upon the profitability of such relationships.

We also provide a variety of additional products and services, including:

•	Business eSolutions. We offer cash management systems to assist our business customers with their day-to-day funds management. This includes the ability to originate electronic payments and withdrawals, create wire transfers, and request stop payments.

•	Telephone and Internet Banking. We believe there is a strong demand within our market for telephone and Internet banking. These services allow both consumer and business customers to access detailed account information and manage their accounts, including on-line balance transfers. These services enable our customers to conduct their banking business and monitor their bank accounts from remote locations and at any time of the day or night. We believe our telephone and Internet banking services are invaluable in attracting and retaining customers and encourage them to consider Venture Bank for all their banking and financial needs.

•	Bill Pay. We offer a user-friendly nationally recognized bill payment product that was selected to meet our customers’ needs. This payment system allows our customers to pay bills electronically or by check. Customers can also utilize the bill presentment feature or future date their bills for a time period such as a vacation when they may not be accessible at the time their bills are due.

•	Remote Deposit Capture. This product allows businesses to send their deposits electronically to Venture Bank, which allows us to reach a larger group of business customers that are not close to a physical location. This product not only gives us an edge in gaining new customers, we also see it contributing to the growth of our deposits. Our plan is to primarily target professional service companies, preferably with multiple offices including real estate offices, attorneys, doctors, dentist and accountants. Our experience has shown that this product is most beneficial to these types businesses and that we can garner larger average balances from them.

Due to the fact this product is still fairly new to the market and the industry, we have been careful to mitigate potential risks related to this method of banking. Most importantly, we first ensure that we are familiar and knowledgeable regarding the business. We also have at both the customer’s place of business and centralized within our bank system, software that has the ability to detect duplicate deposits. Our software also has the ability to match the legal amount to the numeric amount on each check. These are just a few examples of the additional security measures we have implemented.

•	Merchant Credit Card Service. We offer our business customers the ability to accept credit/debit card payments. Our rates are very competitive and we are aggressively growing this product while always looking to add new functionality. The payment stream from these transactions comes directly to Venture Bank accounts, which increases our deposit balances and more closely ties our customer to us.

•	Automatic Teller Machines (ATM). We provide ATMs at our financial centers and four additional convenient locations.

•	Venture Wealth Management. We offer a broad range of investment services to our consumer and commercial customers, including retirement and estate planning, profit sharing plans and the sale of non-deposit investment products. This provides our customers with the convenience of utilizing one company for all of their financial needs while also providing us with the opportunity to retain these funds.

Our Concentrations and Customers

No individual or single group of related accounts is considered material in relation to our assets or deposits or in relation to our overall business. However, approximately 87% of our loan portfolio at March 31, 2007 consisted of real estate-secured loans, including commercial loans secured by real estate, construction loans and residential real estate mortgage loans. Moreover, our business activities are generally focused in the mid-to southern Puget Sound region of the State of Washington, in King (home to Seattle), Pierce, Thurston and Lewis counties. Consequently, our business is dependent on the trends of this regional economy, and in particular, the commercial and residential real estate markets.

Our Competition

Commercial banking in the Puget Sound region is highly competitive with respect to providing banking services, including making loans and attracting deposits. This competitive environment is a result of growth in community banks, changes in regulation, changes in technology and product delivery systems, and consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, savings and loan associations, savings banks, credit unions, mortgage companies, insurance companies, securities and brokerage companies, finance companies, money market funds and other non-bank financial service providers. Competition for deposit and loan products remains strong from both banking and non-banking firms and this competition directly affects the rates of those products and the terms on which they are offered to customers.

Banking in Washington is significantly affected by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, Key Bank, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Washington. According to FDIC deposit market share data as of June 30, 2006, these five large national financial institutions had approximately 72.1% of all deposits in Thurston, Pierce, King and Lewis Counties combined. Many of our competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide or national networks), higher lending limits, and a variety of services not offered by us.

The adoption of the Gramm-Leach-Bliley Act of 1999 intensified competition in the banking industry by eliminating barriers to affiliation among providers of various types of financial services and permitted business combinations among banks, insurance companies, securities and brokerage firms, and other non-bank financial service providers. The competitive environment is also significantly impacted by federal and state legislation that make it easier for non-bank financial institutions to compete with us.

Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. Other financial institutions with substantially greater resources compete in the acquisition market against us; these institutions have greater access to capital markets, larger cash reserves and a more liquid currency.

Technological innovation contributes to greater competition in domestic and international financial services markets. The adoption of financial services through the Internet has reduced the barrier to entry by financial services providers physically located outside our market area. Although Venture Bank has been able to compete effectively in the financial services markets to date, there can be no assurance that it will be able to continue to do so in the future.

We believe that we have positioned ourselves successfully as a regional alternative to banking conglomerates that may be perceived by customers or potential customers, as impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of our target customers.

Legal Proceedings

There are no material pending legal proceedings to which we or Venture Bank is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. We are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters from time to time in the future.

Properties

We own the building and the land at 1495 Wilmington Drive, DuPont, Washington, which includes administrative offices, a financial center and a Venture Wealth Management office, and is a three story, 53,500 square foot office building. We completed construction of the building in April 2007.

We also own the buildings and the land for the following eleven financial centers:

Location	Address

• Kent	10914 SE Kent Kangley Road, Kent, Washington
• Lacey	721 College Street SE, Lacey, Washington
• Hawks Prairie	8308 Quinault Drive NE, Lacey, Washington
• Yelm	608 Yelm Avenue E, Yelm, Washington
• Fircrest	1902 64th Avenue W, Fircrest, Washington (co-owned)
• Downtown Tacoma	801 Pacific Avenue, Tacoma, Washington
• Pioneer Way	7101 Stinson Avenue, Gig Harbor, Washington
• Centralia	1230 S Gold Street, Centralia, Washington
• Downtown Redmond	15801 NE 85th Street, Redmond, Washington
• Eatonville	121 Washington Avenue N, Eatonville, Washington
• Downtown Olympia	223 SE 5th Avenue, Olympia, Washington

We own the building and lease the land for the following financial center:

• Tumwater	5210 Capital Boulevard, Tumwater, Washington

The following properties are leased:

• West Olympia	400 Cooper Point Road, Olympia, Washington
• South Hill	4627 South Meridian, Puyallup, Washington
• Redmond Town Center	16301 NE 74th Street, Redmond, Washington
• Lakewood	9540 Bridgeport Way SW, Lakewood, Washington
• Point Fosdick	5101 Pt. Fosdick Drive, Gig Harbor, Washington
• Hawks Prairie (office space)	130 Marvin Road SE, Lacey, Washington This lease will be terminated as of September 30, 2007. We are currently housing our mortgage operations in this facility.

The aggregate monthly rent on all leased financial center properties is approximately $75 thousand. We also have ATMs located off site in Eatonville, Oakville, Centralia and Olympia, Washington.

The Lacey financial center is a one and one-half story stand-alone facility with a drive-up window, which has approximately 15,600 square feet and had previously housed our administrative offices as well as other support departments. We plan to centralize our mortgage operations at the Lacey financial center, which were previously housed in a leased office facility in Hawks Prairie. The Yelm financial center is a one and one-half story building with a drive-up facility that is approximately 5,700 square feet. The South Hill (Puyallup), Tumwater, Eatonville, West Olympia, Centralia, Kent, Lakewood, Hawks Prairie (Lacey) and Point Fosdick (Gig Harbor) financial centers are single story structures with drive-up facilities ranging from approximately 1,850 to 5,000 square feet. The Olympia Downtown, Tacoma Downtown, Redmond Downtown and Pioneer Way (Gig Harbor) financial centers are two story structures with drive-up facilities ranging from approximately 5,800 to 8,500 square feet. The Fircrest financial center is an office condominium with drive-up facilities, of which we occupy approximately 6,500 square feet that is one-half of the space. The Redmond Town Center financial center is located in a retail mall and is a 1,900 square foot financial center.

Although we are currently targeting one to two new financial centers per year over the next five years, we believe that our existing facilities are adequate for our present purposes. We presently have no preliminary agreements or understandings with any third party to acquire additional branch locations.

We also lease additional office space at 130 Marvin Road SE, Lacey, Washington. We recently extended a lease for a portion of the space through September 30, 2007. The current lease payments are $9,641 per month, which are adjusted annually in accordance with the Consumer Price Index for the Seattle, Tacoma, and Bremerton area.

Employees

We had 217 full time and 33 part time employees at March 31, 2007. Our employees are not represented by a union organization or other collective bargaining group, and we consider our relationship with our employees to be very good.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. The laws and regulations summarized are qualified by reference to the particular statute or regulation. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders.

Federal Bank Holding Company Regulation

General.  Venture Financial Group, Inc. is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Venture Financial Group, Inc. must also file reports with the Federal Reserve and provide additional information as may be required.

The Federal Reserve may require Venture Financial Group, Inc. to terminate an activity or terminate control or liquidate or divest certain subsidiaries, affiliates or investments when the Federal Reserve believes the activity or the control of the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries.

The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Venture Financial Group must file written notice and obtain Federal Reserve approval prior to purchasing or redeeming its equity securities. Additionally, Venture Financial Group is required by the Federal Reserve to maintain certain levels of capital. See “Capital Adequacy” below.

Financial Holding Company Status.  Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not applied to become a financial holding company.

Holding Company Bank Ownership.  The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before merging with another institution or acquiring ownership or control of more than 5% of the voting shares or substantially all of the assets of another bank or bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

Holding Company Control of Non-Banks.  With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates.  Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Venture Financial Group’s ability to obtain funds from Venture Bank for its cash needs, including funds for payment of dividends, interest, and other operational expenses.

Tying Arrangements.  We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Venture Financial Group nor Venture Bank may condition an extension of credit to a customer on either a requirement that the customer obtain additional services provided by us or an agreement by the customer to refrain from obtaining services from a competitor.

Support of Subsidiary Banks.  Under Federal Reserve policy, Venture Financial Group is expected to act as a source of financial and managerial strength to Venture Bank. This means that Venture Financial Group is required to commit, as necessary, resources to support Venture Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Regulation of Venture Bank

General.  The Bank is a Washington chartered commercial bank with deposits insured by the FDIC. As a result, Venture Bank is subject to supervision and regulation by the Washington Department of Financial Institutions and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits.  Washington banking law generally limits the amount of funds that a bank may lend to a single borrower to 20% of the bank’s capital and surplus.

Control of Financial Institutions.  The acquisition of 25% or more of the state-chartered bank’s voting power by any individual, group or entity is deemed a change in control under Washington banking law, requiring and application and prior approval of the Washington DFI.

Community Reinvestment.  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions, and applications to open new financial centers.

Insider Credit Transactions.  Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit must be made on substantially the same terms and pursuant to the same credit underwriting procedures as comparable transactions with other customers who are neither employees nor insiders and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the regulatory sanctions on the bank or its insiders.

Regulation of Management.  Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or that has an office within a specified geographic area.

Safety and Soundness Standards.  Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Under Washington law, if the stockholders’ equity of a Washington state-chartered bank becomes impaired, the Commissioner of the Washington DFI will require the bank to rectify the impairment. Failure to do so may result in the Commissions taking possession of the bank and liquidating it.

Dividends.  Along with the periodic issuance of junior subordinated debentures, dividends paid by Venture Bank provide substantially all of Venture Financial Group’s cash reserve. Under Washington law banks are subject to restrictions on the payment of cash dividends to their parent company. Under these restrictions, a bank may not declare or pay any dividend greater then its retained earnings without approval of the Washington DFI.

In addition, a bank may not pay any dividend if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. See “Capital Adequacy” below.

Regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Act) generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted “opting in” legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain “aging” requirements. Until recently, Washington restricted an out-of-state bank from opening de novo branches. In 2005, Washington interstate branching laws were amended so that an out-of-state bank may, subject to approval by the Washington DFI, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions. However, once an out-of-state bank has acquired a bank within the state, either through merger or acquisition of all or substantially all of the bank’s assets, the out-of-state bank may open additional branches within the state.

Deposit Insurance

Venture Bank’s deposits are currently insured to a maximum of $100 thousand per depositor through the Deposit Insurance Fund administered by the FDIC. Venture Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Capital Adequacy

Regulatory Capital Guidelines.  Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital.  Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus, undivided profits, and junior subordinated debentures up to 25% of Tier I capital. Tier II capital generally consists of an institution’s allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

Risk-based Capital Ratios.  The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk-weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio.  The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total average assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of 1% to 2%.

Prompt Corrective Action.  Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The capital categories range from “well capitalized” to “critically under-capitalized.” Institutions that are deemed to be “undercapitalized” are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, repealed restrictions preventing banks from affiliating with securities firms and broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies are now in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements.

We do not believe that the act has negatively affected our operations. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002.  On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002, or SOX, to address corporate and accounting fraud. SOX established a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. SOX also:

•	requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC;

•	imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures;

•	accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and

•	requires companies to disclose whether or not they have a code of ethics for senior financial officers and whether the audit committee includes at lease one “audit committee financial expert.”

Under SOX, the SEC is required to regularly and systematically review corporate filings based on certain enumerated factors. To deter wrongdoing, SOX:

•	subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct;

•	prohibits an officer or director from misleading or coercing an auditor;

•	prohibits insider trades during pension fund “blackout periods;”

•	imposes new criminal penalties for fraud and other wrongful acts; and

•	extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As an SEC reporting company, we are subject to the requirements of SOX and related rules and regulations issued by the SEC. The SEC continues to adopt and refine regulations implemented pursuant to the Act. At the present time we anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on business.

Anti-Terrorism Legislation

USA Patriot Act of 2001.  On March 9, 2006 the President signed the renewal of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism, or the Patriot Act, of 2001. Among other things, the Patriot Act:

•	prohibits banks from providing correspondent accounts directly to foreign shell banks;

•	imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;

•	requires financial institutions to establish an anti-money-laundering compliance program; and

•	eliminates civil liability for persons who file suspicious activity reports.

The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act.

The Patriot Act has required a greater use of resources due to the requirement of an enhanced anti-money laundering program, but it has not had a material adverse effect on our business and operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

State Corporate Law/Restrictions

As a Washington corporation, Venture Financial Group is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law restrictions in Washington include limitations and restrictions relating to indemnification of directors; distributions to shareholders; transactions involving directors, officers or interested shareholders; maintenance of books, records and minutes; and observance of certain corporate formalities.

Non-Bank Subsidiaries

Our non-bank subsidiaries, FCFG Capital Trust I, FCFG Capital Trust II, Washington Commercial Statutory Trust I and Venture Financial Group Trust I, are subject to the laws and regulations of both the federal government and the states in which they conduct their respective business.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

	Age
	as of	Director Since/
Name	6/30/07	Term Expires	Position(s) Held

Ken F. Parsons, Sr.	62	1984/2009	Chairman, Chief Executive Officer, Director
James F. Arneson	46	2005/2008	President, Director
Sandra L. Sager, CPA	46		Executive Vice President/Chief Financial Officer
Bruce H. Marley	59		Executive Vice President/Chief Lending Officer
Patricia A. Graves	46		Executive Vice President/Retail Banking
Joseph P. Beaulieu	63		Senior Vice President/Marketing
Cathy J. Mosby	53		Senior Vice President/Human Resources
Keith W. Brewe	52	2005/2010	Director
Lowell E. (Sonny) Bridges	63	2002/2008	Director
Linda E. Buckner	59	2002/2008	Director
Dr. Jewell C. Manspeaker	66	2002/2009	Director
Patrick L. Martin	69	1993/2009	Director
A. Richard Panowicz	63	1995/2010	Director
Larry J. Schorno	64	2002/2010	Director

There are no family relationships among any of our directors and executive officers.

Ken F. Parsons, Sr., a founder of Venture Bank in 1979, serves as our Chairman and Chief Executive Officer. He has served as our CEO since 1990 and served as President from 1990 to 2005, when Mr. Arneson returned as President. After completing the successful transition of leadership to Mr. Arneson, Mr. Parsons’ employment as Chief Executive Officer transitioned to a strategic oversight role effective July 1, 2007. He will continue to lead us in strategic initiatives. From 1981 to 1990, Mr. Parsons was the first President of a national telecommunications company. Mr. Parsons is a current Board member and past Chairman, Washington Independent Community Bankers Association (WICBA); Washington State Director of Independent Community Bankers of America (ICBA); Director of TCM Bank; Executive Committee Member, Treasurer, and Board Member of ICBA; and Director of Bancard, Inc. Mr. Parsons is a former Chairman (and Chairman-elect) of, and currently serves on the board of trustees of Saint Martin’s University, past President of Lacey Rotary and on the board of the Association of Washington Business.

James F. Arneson is President and Chief Executive Officer of Venture Bank, President of the Company, and a Director. He returned to the Company in September 2005, when we acquired Redmond National Bank. During his first tenure at Venture Bank, Mr. Arneson served as Executive Vice President and Chief Financial Officer for 10 years, while being mentored to become President, and he was instrumental in helping create and execute our strategic plan. Mr. Arneson’s background includes seven years as a CPA working for a major accounting firm in the State of Washington that specialized in financial institutions. He is very active in our local community witnessed by his role as a board member in the Thurston Chamber of Commerce, the state’s 3rd largest Chamber.

Sandra L. Sager, CPA, Executive Vice President and Chief Financial Officer, joined us in late 2005. In 2005, Ms. Sager was Senior Vice President and Chief Financial Officer of Columbia Trust Bank. From 2002

to 2004, Ms. Sager served as President and Chief Executive Officer of North Cascades Bancshares and North Cascades National Bank, served as its Chief Financial Officer from 1988 through 2001, and was a founding employee in 1986. Ms. Sager was a director at North Cascades Bancshares, Inc., from 1992 to 2004. Ms. Sager was also a director of bankcda in Coeur d’Alene, Idaho from 2001 to 2004. Ms. Sager has over 23 years of banking, with initial experience from 1983 to 1986 as a bank examiner with the FDIC.

Bruce H. Marley, Executive Vice President and Chief Lending Officer, has been with us in that role since 2003, having joined us in 2002 as the Senior Vice President and Credit Administrator. In addition to his 33 years in banking, Mr. Marley served as Treasurer for Labor Ready from 2000 to 2002. He is very active in the community, currently serving on the Tacoma-Pierce County Chamber of Commerce Board, and two non-profit boards, having in the past served on the Economic Development Board in Pierce County, and is twice past Chair of the University of Washington’s Tacoma Campus Business Advisory Board.

Patricia A. Graves, Executive Vice President/Retail Banking since 2003, joined us in 1993. Ms. Graves previously served as our Senior Vice President of Operations. In her 26 years of banking, Ms. Graves has held numerous operational positions within the banking industry which has included responsibility for the managing of an in-house data processing center. Ms. Graves has also held board level positions for the Tacoma Chapter of the American Institute of Banking as well as the Thurston/Mason County Chapter of the Red Cross.

Catherine J. Mosby, Senior Vice President/Human Resources, joined us in 2002, with our acquisition of Harbor Bank, where she was Chief Financial Officer. As Chief Financial Officer of Harbor Bank, Ms. Mosby was in charge of information security, operations, accounting and retail. Prior to Harbor Bank, she was Head of Operations for North Pacific Bank and was instrumental in setting up its international department. Ms. Mosby started her career in banking with American Express Bank as a lending officer and has over 25 years of banking experience.

Joseph P. Beaulieu, Senior Vice President/Marketing, has served us since 1994. Prior to joining us, Mr. Beaulieu was President of the Thurston County Chamber of Commerce, and has been a Certified Financial Marketing Professional (by the American Bankers Association Institute of Certified Bankers) since 2003. He has served on the Board of Twin Star Credit Union as well as those of the Washington Chamber of Commerce Executives, School of Bank Marketing and Management and the Port of Olympia Economic Development Corporation. Currently he holds a Board position on the Thurston County Economic Development Council.

Keith W. Brewe, Director, joined the Venture Financial Group and Venture Bank Board of Directors in 2005 in connection with the Redmond National Bank acquisition. Mr. Brewe served as a Chairman of Washington Commercial Bancorp and Redmond National Bank. Mr. Brewe is the President since 1992 and Chairman since 2000 of Redmond General Insurance Agency, Inc., which has served the residents of Redmond and surrounding areas since 1966 with a full line of property and casualty products to business and individual clients. A lifetime resident of the Redmond area, Mr. Brewe serves on the Board of the Chief Seattle Council of the Boy Scouts of America. He has also served as Chairman/President of the Lake Washington Chapter of CPCU, a professional insurance organization.

Lowell E. (Sonny) Bridges, Director, joined the Venture Bank Board of Directors in 1993 and the Venture Financial Group Board of Directors in 2002. Mr. Bridges owns and operates Bridges Restaurant, Billy’s Bar & Grill, Country Cousins, Ramblin’ Jacks, Lone Star Grill, and Mercato Restaurant in the southern Puget Sound region. He has served as President and CEO and the principal operating officer of the Bridges Restaurants group since 1965. He was also a member of the Board of Directors of Citizens First Bank when it merged with Venture Bank.

Linda Buckner, Director, joined the Venture Bank Board of Directors in 1994 and the Venture Financial Group Board of Directors in 2002. After retiring from a 30-year career with US West Communications, Ms. Buckner spent several years consulting on interactive voice response systems. She now is Vice President of the family’s sales and manufacturing business, Strapco, a position she has held since 1996. Her extensive leadership posts include: Founder and past Chair, Leadership Thurston County; past President, Olympia/Thurston County Chamber of Commerce; member, Community Drug Court Support Foundation; and member,

Roundtable of Greater Thurston County. Ms. Buckner also served on the boards of the Washington Center for the Performing Arts, and the Thurston County Economic Development Council.

Dr. Jewell C. Manspeaker, Director, joined the Venture Bank Board of Directors in 1995 and the Venture Financial Group Board of Directors in 2002. From 1989 until his retirement in 2004, he served as President and CEO of Grays Harbor College. Dr. Manspeaker has had broad experience with public agencies, and has served on a wide variety of professional and civic boards and associations. He is a Past President, Board of Presidents, Washington Association of Community and Technical Colleges; a past President of the Grays Harbor Chamber of Commerce; and a past Chair of the Board of Directors of the Center for Information Systems. He also served on the Pacific Mountain Workforce Development Council; the Pacific County Economic Development Council; the Northwest Commission on Colleges and Universities; and the American Association of Community Colleges. Dr. Manspeaker also served on the Board of Directors of Citizens First Bank until it was acquired by the Company and merged into Venture Bank.

Patrick L. Martin, Director, joined the Venture Bank Board of Directors in 1980 and the Venture Financial Group Board of Directors in 1993. Mr. Martin has served as Chairman & CEO of Patrick’s Carpet One, a floor covering retailer, since 1968. He also serves as a director of CCA Global Partners, an international marketing company that owns and manages franchisees and cooperatives in mortgage, lighting and floor covering. Mr. Martin also serves as a Director of Carpet Co-op of America which does business as Carpet One; and Leading Edge Marketing, which does business as ProSource Wholesale Floor Covering; and Director of the Thurston County Community Drug Court Foundation. In addition, Mr. Martin currently serves as a Director of the Washington State Capitol Museum. Mr. Martin is a former Director of Flooring One of the United Kingdom, Manchester, England; former Chairman, Puget Sound Carpet Co-op; former President, Washington State Floor Covering Association; former President, Lacey Rotary; and a former President of the Thurston County Community Drug Court Foundation.

A. Richard Panowicz, Director, joined the Venture Bank Board of Directors in 1991 and the Venture Financial Group Board of Directors in 1995. Mr. Panowicz was the founding Chairman of Archives Northwest, a records archival company, and served as Chairman from 1980 to 1995. Mr. Panowicz owned TAB Northwest, a company specializing in office management systems. He was the Chairman of TAB Northwest from 1980 to 1995. Mr. Panowicz also serves on the St. Peter’s Hospital Community Board, the Board of Directors of Washington Center for the Performing Arts, and the Community Foundation. He is a member of the board of trustees, Saint Martin’s College; member, Olympia Rotary; member, Roundtable of Thurston County; and former Director, Puget Sound chapter, American Records Management Association.

Larry J. Schorno, Director, joined the Venture Bank Board of Directors in 1997 and the Venture Financial Group Board of Directors in 2002. Mr. Schorno was President of Schorno Agri-Business from 1975 to 2003, a livestock export company he founded. Mr. Schorno pioneered the shipment of livestock by full charter aircraft. Schorno Agri-Business remains one of the nation’s leading exporters of live animals and embryos, shipping to more than 15 countries. He serves as President of the Rocky Prairie Corp., a commercial real estate company, and Schorno Auction Co., a livestock sales firm; he has held these positions since 2005. Mr. Schorno is currently a trustee of Washington State University and was named Yelm Citizen of the year for 2002 and 2004. Mr. Schorno served as Chairman of the Board of Prairie Security Bank, which we acquired in 1997. Mr. Schorno has been active in the Thurston County Economic Development Council, the Association of Washington Business and was a recipient of the Washington State Governor’s Export Award.

Corporate Governance

Board of Directors

Our bylaws provide that our Board of Directors will consist of not less than five nor more than nine members as set from time to time by the Board of Directors. Our Board of Directors currently consists of nine members and is divided pursuant to our articles of incorporation into three classes. Directors are elected to staggered three-year terms.

Director Independence.  In determining whether a director is independent, we use the Nasdaq definition of independence. For a director to be considered independent, the Board of Directors must determine that the director does not have any material relationship with Venture Financial Group or its subsidiaries and is otherwise an “independent director” within the meaning of the Nasdaq rules. The Nasdaq rules require all members of the audit, compensation, and corporate governance committees to be independent directors, except in limited circumstances. The Board of Directors has determined that all of our non-employee directors are independent, including all of the members of our audit, compensation, corporate governance and nominating and asset/liability committees.

Committees.  Our Board of Directors has established an executive committee, compensation committee, corporate governance and nominating committee, stock oversight committee, audit committee and asset/liability committee. The compensation, corporate governance and nominating and audit committees have adopted charters, which are available on our website.

Executive Committee.  The executive committee has the authority of the Board, except that the committee does not have the authority to: (1) declare dividends or distributions, except at a rate or in periodic amounts determined by the Board of Directors; (2) approve or recommend to shareholders actions or proposals required by applicable law to be approved by shareholders; (3) fill vacancies on the Board of Directors or any committee thereof; (4) amend the bylaws; (5) authorize or approve the reacquisition of shares unless pursuant to general formula or method specified by the Board of Directors; (6) fix compensation of any director for serving on the Board of Directors or on any committee; (7) approve a plan of merger, consolidation or exchange of shares not requiring shareholder approval; (8) reduce earned or capital surplus; or (9) appoint other committees of the Board or the members thereof. Current members of the committee are Messrs. Parsons (Chairman), Martin, and Panowicz.

Compensation Committee.  Our compensation committee reviews the performance of our Chief Executive Officer and recommends for approval to the Board the elements of his compensation. The committee is also responsible for determining the compensation of our non-employee directors. The committee recommends, if appropriate, new employee benefit plans to the Board of Directors. Current committee members are Messrs. Schorno (Chairman) and Martin and Ms. Buckner. Pursuant to its charter, the committee must be composed of at least three members, all of whom must be independent.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee identifies and recommends candidates for the Board of Directors. The committee operates under a formal written charter. Current committee members are Messrs. Manspeaker (Chairman), Bridges and Brewe.

Stock Oversight Committee.  Our stock oversight committee establishes and approves stock repurchase prices, and oversees stock repurchases to ensure that transactions are fair and equitable. Current committee members are Messrs. Panowicz, Martin and Schorno, and our Chief Financial Officer serves as a non-voting participant.

Audit Committee.  Our audit committee is composed of three independent directors. The committee operates under a formal written charter, which is available on the Company’s website. The committee is directly responsible for the appointment, compensation, retention and oversight of the outside auditors performing or issuing an audit report, and approves the engagement and fees for all audit and non-audit functions, with our outside auditors reporting directly to the committee. Other responsibilities of the committee include:

•	reviewing and discussing with management our annual audited financial statements, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect our financial statements;

•	reviewing with management and the independent auditors our quarterly financial statements prior to filing with the SEC, or if contemplated, before the public release of quarterly results;

•	reviewing the reports of bank regulatory authorities and reporting its conclusions to the Board;

•	reviewing our procedures with respect to our records and business practices and

•	reviewing the adequacy and implementation of our internal accounting and financial controls.

The committee includes Messrs. Panowicz (Chairman), Bridges and Manspeaker. The committee does not have an “audit committee financial expert” as defined by SEC rules. The Board believes that each of the committee’s members possesses some, but not all, of the traits of an “audit committee financial expert” and that the committee as a whole has such education and experience necessary to provide strong, independent financial oversight.

Asset/Liability Committee (ALCO).  Our ALCO committee provides oversight to the investment and asset/liability functions of the Company. Our ALCO committee is composed of three outside directors. Current committee members are Ms. Buckner (Chairperson), and Messrs. Manspeaker and Schorno. The ALCO committee meets quarterly or more frequently when necessary and is accountable to the Board of Directors. The ALCO committee works closely with the Senior Investment Officer of the Bank. Our Chief Financial Officer currently serves as the Senior Investment Officer. The ALCO committee and the Senior Investment Officer fulfill their responsibilities in part by:

•	Reviewing with the Senior Investment Officer strategy relating to Investments and Asset/Liability management;

•	Ensuring adherence to Company policies related to Asset/Liability Management and Investments;

•	Approving annually or more frequently ALCO related policies;

•	Annually reviewing personnel authorized to conduct investment activity; and

•	Annually reviewing borrowing activity of the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has ever served as a member of the Board of Directors or compensation committee of any entity that has or has had one or more executive officers who serve on our Board of Directors or compensation committee.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis provides an overview of our compensation philosophy, objectives, policies, and procedures that pertain to the year ended December 31, 2006. The analysis includes the material factors underlying our compensation policies and decisions reflected in the disclosed tables, addressing the separate elements of compensation for the named executives and the executive compensation as a whole.

The 2006 compensation committee members were Messrs. Schorno (Chairman), and Martin, and Ms. Buckner. None of the members of the committee are or have been officers or employees of Venture Financial Group or Venture Bank.

The committee’s philosophy reflects and supports our goals and strategies. Currently, our strategy is to expand the market share of markets currently served and to enter new markets within western Washington. The key elements of this strategy are increasing our market penetration, geographic expansion, growing our loan portfolio, developing innovative new products offerings, expanding our banking relationship with each customer and maintaining asset quality. The committee believes these goals, which are intended to create long-term shareholder value, must be supported by a compensation program that:

•	attracts and retains highly qualified individuals;

•	provides levels of compensation that are competitive with those offered by other financial institutions;

•	motivates executives to enhance long-term shareholder value by helping them to build their own ownership in Venture Financial Group; and

•	integrates our long-term strategic planning and measurement processes.

Periodically the committee engages an independent consulting group serving banks nationwide to review the executive and director compensation and recommend potential improvements regarding existing practices. An independent consultant assisted in the design of the current annual equity and non-equity incentive plan in 2003 with updates in 2004. The consulting group recently completed its 2006 engagement. The review consisted of analyzing detailed information on cash compensation, total compensation, long-term incentives and other executive and director benefits. The review is intended to identify appropriate compensation levels and compensation program design features to ensure we attract, motivate, reward, and retain qualified executives and directors. The Committee engaged the consultant. The consultant utilized a custom peer group of twenty publicly traded banks based on asset size as of June 30, 2006 between $750 million and $1.5 billion, geographic location and performance. Those peers included Alliance Bancshares California, American West Bancorporation, Bank of Marin, Cascade Financial Corporation, City Bank, Columbia Bancorp, First Mutual Bancshares, Harrington West Financial Group, Heritage Commerce Corporation, Heritage Financial Corporation, Horizon Financial Corporation, North Valley Bancorp, Northern Empire Bancshares, Pacific Continental Corporation, PremierWest Bancorp, Riverview Bancorp, Inc., Sierra Bancorp, Temecula Valley Bancorp, Inc., and Washington Banking Company. The data was used to assist the committee in setting compensation and benefit levels.

Our compensation program for executives consists of four major elements:

•	Base salary;

•	Company performance-based annual incentive;

•	Periodic grants of options and other stock-based compensation; and

•	The Supplemental Executive Retirement Plan (“SERP”).

The committee believes that this four-part approach best serves the interest of Venture Financial Group and its shareholders. It enables us to meet the requirements of the highly competitive banking environment in which we operate, while ensuring that executive officers are compensated in a way that advances both the short and long-term interests of our shareholders. Base salary is intended to be competitive in the market place with respect to the listed executive officer’s scope of responsibilities. The variable annual bonus for the listed executives is based solely on Venture Financial Group’s net income performance and is calculated as a percentage of base salary. Other non-listed officers and employees participate in the annual bonus. Their participation is not solely based on net income but also includes an evaluation of individual performance and attainment of specific goals. Options and other stock-based compensation relate a significant portion of long-term remuneration directly to stock price appreciation realized by our shareholders, and further serve to promote an executive’s continued service to the organization. The SERP is designed to retain highly qualified personnel by providing defined benefits to the participants upon retirement age. Additionally, the SERP provides a pre-retirement death benefit.

Role of the Committee and Chief Executive Officer.  The compensation committee is appointed by the Board of Directors to assist the Board in establishing appropriate compensation of our executive officers and directors, and the general oversight and review of our employee benefit plans, including any equity compensation plans. The committee has the sole authority to determine the compensation of our CEO, and at least annually the committee reviews and approves his compensation in light of our goals and objectives established by the committee and the Board of Directors. The committee is responsible for reviewing and discussing with the CEO the performance of all other executive officers and approving the compensation of such executives including salaries, bonus plans, equity incentive grants, and other benefits. The committee has the sole authority to retain and terminate outside compensation consultants and other advisors as the committee deems necessary and appropriate, including approving all fees and other retention terms.

Chief Executive Officer Compensation.  The base compensation for our CEO, Ken F. Parsons, was determined by the committee with final approval by the Board of Directors based on the same criteria as the compensation for the other executive officers. We entered into a seven-year employment agreement with Mr. Parsons on January 1, 2004. The CEO’s bonus potential is based on achievement of net income targets, and is determined by the committee with final approval by the Board of Directors. Mr. Parsons does not participate in matters relating to his own compensation.

Base Salary.  Base salaries for our executive officers, except for the CEO, are recommended by the CEO to the committee for approval. The committee generally adopts the recommendations of the CEO. Factors taken into account include: competitive industry salaries, the executive’s scope of responsibilities, individual performance, cost of living adjustments from prior year and contribution to the organization.

Company Performance-Based Incentive.  Executive officers have the opportunity to earn annual incentives with awards based on our net income performance. At the beginning of the year, a net income target and a minimum and a maximum bonus surrounding the target are established and approved by the compensation committee. If, at the end of the fiscal year, our net income performance falls between the minimum and maximum, bonuses are paid as early as practicable in the following year. If actual performance is lower than the minimum, no bonus is paid. If actual performance is above the maximum, the bonus is limited to the maximum. Each bonus plan participant receives a description of the terms of the bonus plan for the year. Other officers and employees that participate in the annual bonus plan have their bonus tied to the same net income targets and an evaluation of individual performance and attainment of specific goals. Following the end of the year, once financial results are established, management forwards a recommendation to the compensation committee for final approval of payment. In 2006 we hit the net income goal half way between the target and maximum, in 2005 we hit the mid point between the minimum and the target and in 2004 we hit the target.

Stock-Based Compensation.  To more closely align our executives’ financial interests with long-term shareholder value, and to assist in the retention of key executives and assure our success, we award equity-based compensation. Equity-based compensation has taken the form of the following:

•	Nonqualified stock options (directors or employees);

•	Incentive stock options (employees); and

•	Restricted stock awards (employees).

The committee determines annually which executives, if any, will receive stock options or restricted stock grants and determines the number of shares to award. In the past few years, this determination has been made early in the year typically between February and May. Grants of stock options or restricted shares are based on various subjective factors relating primarily to the responsibilities of individual executives, their past and expected future contributions and prior option or restricted stock grants. Total compensation, including equity compensation, as compared to peers is reviewed in conjunction with the compensation consultant’s report.

In 2004, our shareholders approved the 2004 Stock Incentive Plan (“2004 Plan”). With the adoption of the 2004 Plan, the Company stopped issuing options under the 1999 Employee Stock Option Plan and the 1994 Director Stock Option Plan. The 2004 Plan authorizes awards of stock options to purchase or restricted common stock grants and other stock based compensation of up to 300,000 shares. The 2004 Plan is designed to provide additional incentives to select employees and directors in accordance with our compensation philosophy. At December 31, 2006, 99,750 option shares and 5,750 restricted stock grant shares have been granted under the 2004 plan. At December 31, 2006, 5,900 shares previously granted under the 2004 Plan since inception were forfeited and returned to the 2004 Plan and are available for future grants. At December 31, 2006, 200,400 shares remained available for grant under the 2004 Plan.

Under the terms of the 2004 Plan, the exercise price of option shares will not be less than the fair value of common stock on the date such option is granted. The fair market value is determined based on the weighted average share price of our common stock for the month prior to the date the Board of Directors approves a grant. The 2004 Plan allows directors to set vesting schedules for each grant. All options granted in accordance with the 2004 Plan expire ten years from the date of grant and have a 20% annual vesting schedule.

Supplemental Executive Retirement Plan.  In 2005, we adopted the 2005 Venture Financial Group Inc., Supplemental Executive Retirement Plan (“SERP”), a noncontributory defined benefit plan for the senior management team. The SERP supplements a participating executive’s retirement benefits received from social security and other employee benefit retirement plans by providing a fixed level of annual compensation for a period of fifteen to twenty years after retirement. The SERP is the successor to our Executive Supplemental Income and Salary Continuation Plans.

We have entered into SERP participation agreements with Messrs. Parsons, Arneson and Marley and Ms. Graves. A SERP participation agreement has not yet been finalized for Ms. Sager. The following is the amount of annual benefits payable upon retirement at normal retirement age of 65 or upon death to each of the named executive officers (or beneficiary) in accordance with the SERP: Ken F. Parsons — $275,000; James F. Arneson — $275,000; Bruce H. Marley — $72,500; and Patricia A. Graves — $126,000.

The committee determined that to be competitive we needed to provide a target level of retirement benefit that would enable our executives to retire and receive a percentage of their compensation at retirement. The target amount takes into consideration other sources of retirement income including social security. The target levels of normal retirement benefit for each executive were determined based on their role and information from our compensation consultants specializing in SERPs regarding comparable benefits within the peer group.

The SERP provides for an early retirement benefit for participants who reach age 55, have at least 10 years of credited service with us and receive written Board approval. Payments to participants who retire early are reduced based on the participant’s proximity to retirement age and further reduced based on a “Service Ratio” equal to the number of months served at early retirement compared to the total number of months of service at age 65.

If a participant retires upon or after reaching age 60, he or she receives the normal retirement benefit multiplied by the Service Ratio and further reduced by a factor of 0.7% per month for every month between the early retirement date and age 65. If the participant retires after reaching age 55, but before age 60, then he or she is entitled to the reduced benefit pursuant to the same formula or the following amount if lower:

•	After age 55 but before age 56 = 25% of the normal retirement benefit;

•	After age 56 but before age 57 = 30% of the normal retirement benefit;

•	After age 57 but before age 58 = 35% of the normal retirement benefit;

•	After age 58 but before age 59 = 40% of the normal retirement benefit; or

•	After age 59 but before age 60 = 45% of the normal retirement benefit.

If a participant is terminated without cause (and not as a result of a change in control or disability), the participant is eligible to receive a set percentage of the present value of the normal retirement benefit as of the effective date of termination. If a participant’s employment is terminated by voluntary resignation other than early or normal retirement, the participant is entitled to half of a set percentage of the present value of the normal retirement benefit as of the effective date of termination. In the event a participant is terminated in connection with or after a change in control, the participant is entitled to receive the present value of the normal retirement benefit as of the effective date of termination at the time of change in control. If a participant is terminated for cause, then he or she forfeits all benefits to which the participant or their beneficiary may otherwise have been entitled to.

Supplementary Compensation & Benefits

Long-Term Care Insurance.  In 2002 and 2003, we offered to purchase long-term care insurance policies for executive officers. Named executive officers receiving the benefit are Messrs Parsons, Arneson, and Marley. Each participant is eligible to begin receiving benefits after being certified by a licensed Health Care Practitioner as chronically ill. The policy provides for a $150-$200 per day lifetime benefit for facility care, and home and community services. Benefits vest 10% per year over a ten year period, (Messrs. Parsons and Arneson are fully vested, and Mr. Marley, will be fully vested in October 2013 with acceleration upon a change in control.) If Mr. Marley terminates employment prior to becoming fully vested then he must reimburse us for the full amount of the premium paid, subject to the following exceptions: (1) termination of employment for any reason following ten years from the effective date of his Agreement; (2) death; (3) disability; (4) retirement with at least 10 continuous years of service and minimum age of 55 or retirement at age 65; (5) termination of employment for any reason following a change of control; (6) he is party to a written employment agreement, termination without “cause”, or for “good reason,” as each term is defined in the employment agreement; (7) for each full year of service, the obligation to reimburse is reduced by 10% of the premium. The reimbursement amount is due and payable within thirty days from the date he begins competing with us following termination of service. Expense related to this plan for the named executive officers was $6,000 for 2006.

Split-Dollar Insurance Agreements.  We previously purchased life insurance policies on the lives of certain executives and other officers and entered into related split-dollar arrangements with Mr. Parsons and Ms. Graves providing for the insurance companies to pay the designated beneficiaries up to $350,000 from the “net at risk proceeds” of the participating named policies. The “net at risk proceeds” is the amount in excess of the total required for us to recover all of our original investment as well as all accumulated interest in the policies. Split-dollar insurance agreements have not yet been finalized for Mr. Arneson, Ms. Sager, or Mr. Marley. We incur no continuing expense associated with the arrangements. Participants are required to pay income taxes on the value of the benefits provided. The participating named executive officers had a total of $1,015 reported as compensation for the economic value of Split-Dollar benefit for the year ending December 31, 2006.

Employee Stock Ownership Plans.  We provide two employee stock ownership plans, the Venture Financial Group, Inc. Employee Stock Ownership Plan, ESOP, and the Venture Financial Group, Inc. Employee Stock Ownership Plan with 401(k) Provisions, KSOP. The purpose of these plans is to enable participating employees to share in our growth and prosperity through employer contributions to the ESOP and to provide participants with an opportunity to accumulate their own tax-deferred contributed capital to the KSOP, both for their future economic security. We believe that the KSOP and ESOP further our strategies of providing benefits that focus employees on improving shareholder value and provide an incentive for employees to remain with the company. The value of a participant’s interest in the ESOP is directly tied to the value of our common stock. The value of a participant’s interest in the KSOP is tied to our common stock or other investments selected by the employee. Prior to 2006, we only offered a KSOP. In 2006, employer contributions made prior to 2006 were transferred from the KSOP to the newly created ESOP on behalf of employees. Beginning in 2006, all Company contributions were added to the ESOP and all employee contributions were added to the KSOP.

KSOP.  All employees are entitled to participate in the KSOP and make salary reduction contributions to the KSOP as of the first day of the month which follows ninety days of employment. A participant is 100% vested in their employee contributions. The KSOP was adopted as a 401(k) plan in 1987, and restated in 1992 to add employee stock ownership plan provisions. There have been amendments through the years to update the plan to current law changes. Most recently, the plan was amended and restated effective January 1, 2006 to reflect all amendments made and changes in applicable law since its last restatement.

All funds in the KSOP are held in trust. The KSOP is administered by a Board of Trustees and an administrative committee. The trustees are Messrs. Manspeaker and Panowicz and Ms. Sager and certain officers serve on the administrative committee. Investments of employee contributions in the KSOP are directed by the employee into Company common stock or other investments.

ESOP.  We make contributions to the ESOP for the benefit of our employees. Profit sharing contributions to the ESOP are made at the discretion of the Board of Directors. No salary reduction contributions are contributed to the ESOP. Participants become vested over a five year period.

Total contributions made by us are included in the ESOP balances. For the year ended December 31, 2006, we contributed $740,000 to the ESOP. All funds in the ESOP are held in trust. The ESOP is administered by a Board of Trustees and an administrative committee. The trustees are Messrs. Manspeaker and Panowicz and Ms. Sager and certain officers serve on the administrative committee. Our contributions to the ESOP are generally invested in shares of our common stock, although the trustees have the discretion to invest in such other prudent investments as deemed appropriate.

Other Compensation.  In 2004, we entered into an employment agreement dated January 1, 2004 with Mr. Parsons. The agreement calls for additional compensation of $78,500 per year for a period of seven years. The CEO’s previous employment agreement included an additional length of service payment. We negotiated to eliminate this length of service compensation and replaced it with the seven year compensation package at a savings to us.

The CEO has two additional defined benefit plan agreements that are described under “Director Compensation.”

2006 EXECUTIVE COMPENSATION

The following table sets forth a summary of the compensation awarded to or earned by the CEO, CFO and three other executive officers who had total compensation in excess of $100,000 during the last fiscal year. Mr. Parsons and Ms. Sager are considered the company’s Principal Executive Officer and Principal Financial Officer.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)
							Change in Pension
							Value and
							Non-Qualified
						Non-Equity	Deferred
				Stock	Options	Incentive Plan	Compensation	All Other
				Awards	Awards	Compensation	Earnings	Compensation
		Salary	Bonus	($)	($)	($)	($)	($)	Total
Name & Principal Position	Year	($)	($)	(1)	(1)	(2)	(3)	(4)	($)

Ken F. Parsons VFG Chairman & CEO Venture Bank Chairman	2006	$240,000	$—	$—	$22,613	$172,941	$34,779	$105,881	$576,214
James F. Arneson VFG President Venture Bank — President & CEO	2006	$200,000	$—	$26,063	$8,319	$144,118	$—	$26,600	$405,100
Sandra L. Sager, CPA EVP/Chief Financial Officer of VFG & Venture Bank	2006	$135,000	$—	$—	$4,651	$77,824	$—	$11,288	$228,763
Bruce H. Marley EVP/Chief Lending Officer Venture Bank	2006	$135,250	$—	$—	$11,484	$77,968	$—	$13,670	$238,372
Patricia A. Graves EVP/Retail Banking Venture Bank	2006	$120,000	$—	$—	$11,878	$69,176	$—	$12,219	$213,273

(1)	The April 19, 2006 grant date fair value assigned to options granted that day in accordance with FAS 123R is $6.03. This amount is expensed in accordance with FAS 123R using the FIN 28 Accrual or “Graded Vesting” method and the assumptions related to our FAS 123R expense are described more fully in the Notes to our Consolidated Financial Statements in our Annual Report on Form 10-K. The expense shown is what was expensed in 2006 for all outstanding options. The aggregate numbers of options outstanding at December 31, 2006 are 364,438.

(2)	Compensation awarded pursuant to pre-established 2006 Company net income performance goals.

(3)	Includes both the 1989 and 1992 Director Deferred Income Plans 2006 change in present value for Mr. Parsons.

(4)	Includes $9,000 auto allowance for Messrs Parsons and Arneson; Estimated ESOP profit sharing of $17,600 for Mr. Parsons, $11,288 for Ms. Sager, $17,600 for Mr. Arneson, $13,670 for Mr. Marley, and

$11,984 for Ms. Graves; other employee compensation of $78,500 for Mr. Parsons and economic value of Split-Dollar life insurance of $780 and $235 for Mr. Parsons and Ms. Graves, respectively.

Grants of Plan-Based Awards for the Fiscal Year Ended (2006)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
									All Other
								All Other	Option
								Stock	Awards:	Exercise
								Awards:	Number of	or Base	Grant
								Number of	Securities	Price of	Date Fair
		Threshold						Shares or	Underlying	Option	Value of
		($)	Target	Max	Threshold	Target	Max	Units	Options	Awards	Option
Name	Grant Date	(c)	($)	($)	(#)	($)	($)	(#)	(#)	($/Sh)	Awards
(a)	(b)	(1)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Ken Parsons	4/19/06	$48,000	$120,000	$240,000	—	—	—	—	6,000	$20.00	$6.03
James Arneson	4/19/06	$40,000	$100,000	$200,000	—	—	—	—	5,000	$20.00	$6.03
Sandra Sager	4/19/06	$20,250	$54,000	$108,000	—	—	—	—	3,000	$20.00	$6.03
Bruce Marley	4/19/06	$20,288	$54,100	$108,200	—	—	—	—	3,000	$20.00	$6.03
Patricia Graves	4/19/06	$18,000	$48,000	$96,000	—	—	—	—	3,000	$20.00	$6.03

(1)	The amounts shown in column (c) reflect the minimum payment level under the Company’s Performance-Based Incentive Plan which is a range of 37.5% to 40% of the target amount shown in column (d). The amount show in column (e) is 200% of such target amount. These amounts are based on the individual’s 2006 salary and position.

Ken F. Parsons, James F. Arneson and Sandra L. Sager Employment Agreements

Ken F. Parsons.  On January 1, 2004, we entered into an Employment Agreement with Mr. Parsons. The agreement has a seven-year term. After the initial term and upon Board approval, the agreement may be renewed annually for one year. This agreement was amended on April 20, 2005 to clarify Mr. Parsons’ positions and terms of employment with the Company. The agreement was amended a second time on September 26, 2006 to extend Mr. Parsons full time employment from December 31, 2006 to July 1, 2007 or longer. Mr. Parsons compensation will be paid as base pay for his full-time and part-time services during the terms of his employment. Mr. Parsons is also to be paid $78,500 annually through 2010 additional compensation pursuant to the agreement. During the term of his employment (full-time and part-time periods) he is entitled to receive all employee benefits that we provide to our executives including medical, dental and life insurance; KSOP and ESOP participation; voluntary life insurance; and long-term disability insurance.

James F. Arneson.  On April 21, 2005, we entered into an Employment Agreement with Mr. Arneson contingent on the closing of the merger with Washington Commercial Bancorp. His employment began on September 2, 2005. The agreement has an initial three year term and will automatically renew for additional one year terms. During the term of his agreement, he is entitled to receive all employee benefits that we provide our executives including medical, dental and life insurance; KSOP and ESOP participation; voluntary life insurance; and long-term disability insurance.

Sandra L. Sager, CPA.  On November 9, 2005, we entered into an Employment Agreement with Ms. Sager, our Executive Vice President and Chief Financial Officer. Her employment began on December 19, 2005. The Agreement has an initial two year term and will automatically renew for an additional one year term as of the end of each term. During the term of her agreement, she is entitled to receive all employee benefits that we provide our executives including medical, dental and life insurance; KSOP and ESOP participation; voluntary life insurance; and long-term disability insurance.

Outstanding Equity Awards at Fiscal Year-End
Option Awards						Stock Awards
								Equity	Equity
								Incentive	Incentive
			Equity					Plan	Plan
			Incentive					Awards:	Awards:
			Plan					Number of	Number of
		Number of	Awards:				Market	Unearned	Unearned
	Number of	Securities	Number of			Number of	Value of	Shares,	Shares,
	Securities	Underlying	Securities			Shares	Shares or	Units or	Units or
	Underlying	Unexercised	Underlying			or Units	Units of	Other	Other
	Unexercised	Options	Unexercised	Option		of Stock	Stock	Rights	Rights
	Options	Unexercisable	Earned	Exercise	Option	that have	that have	that have	that have
	Exercisable	(#)	Options	Price	Expiration	not Vested	not Vested	not Vested	not Vested
Name	(#)	(c)	(#)	($)	Date	(#)	($)	(#)	(#)
(a)	(b)	(1)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Ken Parsons	900	900	—	$6.83	04/19/2012
	750	1,500	—	$13.67	08/01/2013
	1,950	5,850	—	$15.33	04/16/2014
	1,200	4,800	—	$19.25	04/20/2015
	0	6,000	—	$20.00	04/19/2016
Total	4,800	19,050	—	$16.69
James Arneson	8,595	0	—	$9.31	12/17/2013
	12,348	0	—	$13.19	12/15/2014
	0	5,000	—	$20.00	04/19/2016
Total	20,943	5,000	—	$13.22		3,750	$21.73	—	—
Sandra Sager	0	3,000	—	$20.00	04/19/2016
Total	0	3,000	—	$20.00
Bruce Marley	750	1,500	—	$13.67	08/01/2013
	900	2,700	—	$15.33	04/16/2014
	600	2,400	—	$19.25	04/20/2015
	0	3,000	—	$20.00	04/19/2016
Total	2,250	9,600	—	$17.19
Patricia Graves	15,000	0	—	$10.00	03/24/2009
	9,000	0	—	$7.67	02/16/2010
	3,000	0	—	$6.67	12/19/2011
	2,400	600	—	$6.83	04/19/2012
	2,250	1,500	—	$13.67	08/01/2013
	1,800	2,700	—	$15.33	04/16/2014
	600	2,400	—	$19.25	04/20/2015
	0	3,000	—	$20.00	04/19/2016
Total	34,050	10,200	—	$11.24

(1)	All options listed above vest a rate of 20% per year over the first five years of the ten-year option term. Shares granted to Mr. Arneson at WCB vested 100% at the date of merger and therefore are not subject to the 20% per year vesting schedule. Excludes exercised options.

Option Exercises and Stock Vested for the Fiscal Year
	Option Awards		Stock Awards(1)
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized
	Exercise	Exercise	Vesting	on Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Ken Parsons	5,000	$71,655.40	—	—
	2,700	$35,793.00	—	—
	1,500	$8,795.00	—	—
	1,950	$8,183.50	—	—
Total	11,150	$124,426.90	—	—
James Arneson	4,512	$58,336.87	1,250	$26,550
	1,000	$8,256.74
Total	5,512	$66,593.61
Sandra Sager	—	—	—	—
Bruce Marley	—	—	—	—
Patricia Graves	1,500	$22,175.00
Total	1,500	$22,175.00
Grand Totals	18,162	$213,195.51

(1)	Reflects shares received pursuant to the employment agreement for Mr. Arneson. On 9/8/2005 Mr. Arneson was granted 5,000 restricted shares. Those shares vest 25% per year at no cost to the recipient.

Pension Benefits at and for the Fiscal Year
		Number of		Payments
		Years	Present Value of	During
		Credited	Accumulated	Last Fiscal
		Service	Benefit	Year
Name	Plan Name	(#)	($)	($)
(a)	(b)	(c)	(d)	(e)

Ken Parsons	SERP	15	$2,608,000	0
James Arneson	SERP	1	$80,000	0
Sandra Sager	SERP	N/A	N/A	N/A
Bruce Marley	SERP	3	$263,000	0
Patricia Graves	SERP	12	$223,000	0

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of Ken Parsons’ employment agreement, if we terminate him “without cause” or he terminates for “good reason,” including the Board of Directors withdrawing the authority and responsibility associated with the position of Chief Executive Officer, he is entitled to receive severance benefits of twelve months compensation equal to $240,000, payment of additional compensation pursuant to his employment agreement through December 2010 equal to $314,000, continued health benefit coverage for he and his spouse, and accelerated vesting of all stock options.

Mr. Parsons is also entitled to such severance benefits if he terminates for any reason between twelve months prior to public announcement of a change in control (or the date on which the Board of Directors know of an impending change in control) and thirty-six months after the change in control. Mr. Parsons is generally prohibited from competing with us in our market area and soliciting our employees and customers for at least twenty-four months following termination for any reason.

Pursuant to the terms of James Arneson’s employment agreement, if we terminate him without cause or he leaves for good reason, he is entitled to receive severance benefits equal to twelve months base salary. If his employment had terminated for such reasons as of December 31, 2006, he would have received $200,000.

In connection with a change in control, Mr. Arneson is entitled to receive twenty four months base salary under the following circumstances:

•	he terminates employment for good reason, including a material reduction in duties or a forced relocation, within one year of the change in control;

•	he is terminated without cause within the period commencing 180 days prior to announcement of the change in control through one year after the change in control; or

•	he terminates employment for any reason between six and twelve months following the change in control.

If a change in control had occurred and Mr. Arneson’s employment terminated on December 31, 2006 under the conditions described above he would have received $400,000.

If Mr. Arneson remains employed for one year following a change in control he is entitled to a retention bonus equal to twelve months base salary. If Mr. Arneson’s change in control benefits would constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, his benefits are reduced to the largest amount that will result in no portion of the benefits being subject to the excise tax imposed by Internal Revenue Code Section 4999. Mr. Arneson is generally prohibited from competing with VFG in its market area for at least twelve months and from soliciting employees or customers of VFG for twenty-four months following termination for any reason.

Pursuant to the terms of Sandra Sager’s employment agreement, if we terminate her without cause she would be entitled to severance benefits equal to twelve months compensation. If Ms. Sager had been terminated at December 31, 2006 without cause she would have received $135,000.

In connection with a change in control, Ms. Sager is entitled to receive twelve months base salary under the following circumstances:

•	she terminates employment for good reason, including a material reduction in duties or a forced relocation, within one year of the change in control; or

•	she is terminated without cause within the period commencing 180 days prior to announcement of the change in control through one year after the change in control.

If a change in control had occurred and Ms. Sager’s employment terminated as of December 31, 2006 under the conditions described above, she would have received $135,000.

If Ms. Sager’s change in control benefits would constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, her benefits are reduced to the largest amount that will result in no portion of the benefits being subject to the excise tax imposed by Internal Revenue Code Section 4999. Ms. Sager is generally prohibited from competing with us in our market area for at least twelve months and from soliciting our employees and customers for at least twenty-four months following termination for any reason.

Director and Board Committee Compensation

Directors Compensation
					Change in
					Pension
					Value and
	Fees				Non-Qualified
	Earned or			Non-Equity	Deferred
	paid in	Stock	Options	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
(a)	(b)(1)	(c)	(d)(2)	(e)	(f)(3)	(g)(4)	(h)

James F. Arneson(5)	—		—	—	—	—	—
Keith W. Brewe	$24,600		$1,451	—	—	—	$26,051
Lowell E. Bridges	$25,525		$4,722	—	—	$240	$30,487
Linda Buckner	$26,275		$4,722	—	—	$157	$31,154
Jewell C. Manspeaker	$24,875		$4,722	—	—	$344	$29,941
Patrick L. Martin	$25,100		$4,722	—	—	$478	$30,300
A. Richard Panowicz	$25,950		$4,722	—	$9,544	$240	$40,456
Ken F. Parsons, Sr.(6)	—		—	—	—	—	—
Larry J. Schorno	$26,200		$4,722	—	—	$157	$31,079

(1)	Gross Director Fees for period ending December 31, 2006. Includes Venture Financial Group, Venture Bank and Venture Wealth Management.

(2)	The April 19, 2006 grant date fair value assigned to options granted that day in accordance with FAS 123R is $6.03. The amount in the column represents the grant date fair value times the number of shares granted. This amount is expensed in accordance with FAS 123R using the FIN 28 Accrual or “Graded Vesting” method and the assumptions related to our FAS 123R expense are described more fully in the Notes to our Consolidated Financial Statements in our Annual Report on Form 10-K. The expense shown is what was expensed in 2006 for all outstanding options. The aggregate numbers of options outstanding at December 31, 2006 for non-employee directors are 69,503.

(3)	Includes 1992 Director Deferred Income Plan 2006 change in present value for Mr. Panowicz.

(4)	Represent economic value of Split Dollar Life Insurance for 2006.

(5)	Mr. Arneson’s employee compensation is reported in the Summary Compensation table.

(6)	Mr. Parsons’ employee compensation is reported is the Summary Compensation table.

Fees.  Director fees are paid to non-employee directors only. For the year ending December 31, 2006, directors received a monthly retainer of $750. Each director also serves as a Venture Bank director and received a monthly retainer of $500 and a director attendance fee of $600 per Venture Bank Board of Directors meeting. Board members are permitted to participate telephonically once per year and received a $300 attendance fee. Additionally, participating directors received $100 for all special Board of Directors conference calls lasting longer than 30 minutes. Committee members received $250 per meeting attended (except audit committee members who received $300 per meeting).

Stock Option and Other Stock-Based Compensation.  Directors are eligible to participate in the 2004 Stock Incentive Plan.

Split-Dollar Insurance Agreements.  We own life insurance policies on the lives of our directors. We have entered into split-dollar agreements with Schorno, Panowicz, Manspeaker, Bridges, Martin, and Buckner. A split-dollar insurance agreement has not yet been finalized for Mr. Brewe. The agreements provide for the insurance companies to pay the designated beneficiaries of the participants up to $100,000 from the “net at risk proceeds” of these policies. The “net at risk proceeds” is the amount in excess of the total required for us to recover all its original investment as well as all accumulated interest in the policies. We incur no expenses associated with these benefits. Participants are required to pay income taxes on the value of the benefits provided. Our directors had a total of $1,616 reported as compensation for the year ending December 31, 2006.

Long-Term Care Insurance.  In 2002, we purchased long-term care insurance for each of our directors. Each participant is eligible to begin receiving benefits after being certified by a Licensed Health Care Practitioner as chronically ill. The policy provides for a $130-$200 per day lifetime benefit for facility care, and home and community services. All participating directors are fully vested. If the participant’s service terminates for reasons other than death, disability, retirement with at least 10 years continuous service and a minimum age of 55 or retirement at age 70, then the participant is required to reimburse a portion of the premium based on the years of service completed. We incurred no expense related to this plan for 2006.

Director Deferred Income 1989 Plan.  In 1989 we adopted a plan under which a director could elect to defer fees for ten years beginning February 1, 1989 and at retirement receive those fees plus accrued interest at 8%. One director, Ken Parsons, remains in this plan; his participation commenced in 1989 prior to his employment. He deferred $400 per month for 120 months and is entitled to receive $2,193 payable for a period of 120 months upon reaching age 62. In the event of his death prior to reaching age 62 his beneficiaries would receive $1,462 per month for 240 months. The accrued liability related to this Plan at December 31, 2006 totaled $182,000. Expenses associated with this plan were $30,000 in 2006. This benefit may be funded with bank owned life insurance.

In 1990, in addition to being a director, Mr. Parsons became employed as an officer. Mr. Parsons’ employment agreement was amended in 1992 to eliminate receipt of director fees beginning January 1, 1993. In exchange we agreed to continue to fund this plan at $400 per month through a reduction of his salary also beginning January 1, 1993. This benefit may be funded with bank owned life insurance or from our earnings.

Director Deferred Income 1992 Plan.  In 1992 we adopted a plan under which directors could elect to defer receipt of director fees for five years from 1992 to 1997. At retirement a participating director is entitled to receive those fees plus accrued interest at a rate of 10% during the deferral period and 8% from the end of the deferral period though the payout. The plan also provides that the deferred fees plus the accrued interest benefit payment accelerates in the event of a director’s death and is paid to the director’s beneficiaries. Accrued liabilities to current directors participating in the Plan at December 31, 2006 totaled $328,000. Expense associated with current directors participating in the plan was $30,000 in 2006. This benefit may be funded with bank owned life insurance or from our earnings. Messrs. Parsons and Panowicz are the only directors participating in the 1992 plan.

Certain Relationships and Related Party Transactions

Venture Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with our directors, officers, principal shareholders and the businesses they are associated with. We expect to have such banking transactions in the future. All loans and commitments to loan included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons of similar creditworthiness and, in our opinion, such transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

At March 31, 2007, our officers and directors, or companies in which they have a 10% or greater beneficial interest, were indebted to us in the aggregate of $7.2 million in connection with the banking transactions referred to above. This amount represents approximately 8.6% of our outstanding loans. All such loans are currently performing in accordance with their terms.

We lease space at 130 Marvin Road SE, Lacey, Washington, from Hawks Prairie Professional Center LLC, of which Ken Parsons is a minority owner. The initial three year terms began March 1998. On the February 28, 2006 renewal date, we extended the leases to May 30, 2007 and, for a portion of the space, through September 30, 2007. The current lease payments are $9,641 per month, which is adjusted annually in accordance with the Consumer Price Index for the Seattle, Tacoma, and Bremerton area. In 2006, we paid a total of $195,000 to the Hawks Prairie Professional Center LLC pursuant to the leases and through March 31,

2007, we have paid $52,810.91. We consider the rent and the terms and conditions of the leases to be fair and substantially the same or better than the terms and conditions of leases prevailing for comparable transactions. The initial lease terms and subsequent extensions are approved by our Board of Directors.

Principal Shareholders

The following table provides information regarding the beneficial ownership of our common stock as of the date of this prospectus by:

•	Each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	Each of our directors;

•	Each of our named executive officers (the persons listed in the Summary Compensation Table); and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date hereof are deemed to be outstanding and beneficially owned by the person holding such options; such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership is based on 7,197,226 shares of common stock outstanding as of June 30, 2007 and [          ] shares of common stock to be outstanding after the offering. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the shares beneficially owned by the shareholder and the address of the shareholder is our address, 1495 Wilmington Dr., P.O. Box 970, DuPont, Washington 98327.

				Beneficial Ownership of
	Beneficial Ownership of Common Stock			Common Stock
	before Offering			after Offering
	Shares			Shares
	Beneficially		Percent of	Beneficially	Percent of
Name and Address of Beneficial Owner	Owned		Shares	Owned	Shares

5% Shareholders, Directors and Named Executive Officers
James F. Arneson, President, Director	71,304	(1)	*
Keith W. Brewe, Director	71,835	(2)	1.0%
Lowell (Sonny) E. Bridges, Director	61,402	(3)	*
Linda E. Buckner, Director	50,286	(4)	*
Patricia A. Graves, EVP/Retail Banking	73,495	(5)	1.0%
Jewell C. Manspeaker, Director	39,179	(6)	*
In capacity as Trustee of KSOP/ESOP	644,709	(7)	9.0%

Subtotal (Mr. Manspeaker)	683,888		9.5%
Bruce H. Marley, EVP/Chief Lending Officer	16,056	(8)	*
Patrick L. Martin, Director	129,880	(9)	1.8%
A. Richard Panowicz, Director	143,329	(10)	2.0%
In capacity as Trustee of KSOP/ESOP	644,709	(7)	9.0%

Subtotal (Mr. Panowicz)	788,038		10.9%
Ken F. Parsons, Sr., Chairman, Chief Executive Officer	593,872	(11)	8.2%
Sandra L. Sager CPA, EVP/Chief Financial Officer	3,408	(12)	*
In capacity as Trustee of KSOP/ESOP	644,709	(7)	9.0%

Subtotal (Ms. Sager)	648,117		9.0%
Larry J. Schorno, Director	68,720	(13)	*

All Directors and Executive Officers as a Group (12 people)	1,946,343	(7)14)	27.0%

*	Less than 1.0%

(1)	Includes 34,120 shares held jointly with spouse; 15,057 shares held in an IRA for the benefit of Mr. Arneson; 184 shares held in the KSOP for the benefit of Mr. Arneson as of 2005 (the 2006 shares are unknown at this time); and 21,943 shares which could be acquired within 60 days by the exercise of stock options.

(2)	Includes 13,242 shares held in the Brewe Family Limited Partnership where Mr. Brewe is a Trustee, and 12,563 shares that could be acquired within the next 60 days by the exercise of stock options.

(3)	Includes 19,330 shares held jointly with spouse; 6,471 shares held in an IRA for the benefit of Mr. Bridges, and 5,790 shares which could be acquired within 60 days by the exercise of stock options.

(4)	Includes 28,755 shares held jointly with spouse; 11,748 shares held in an IRA for the benefit of Ms. Buckner; 8,163 shares held in an IRA for the benefit of her spouse; and 1,620 shares which could be acquired within 60 days by the exercise of stock options.

(5)	Includes 19,003 shares held jointly with spouse; 9,122 shares held in the KSOP for the benefit of Ms. Graves as of 2005 (the 2006 shares are unknown at this time); 9,520 shares held in the ESOP for the benefit of Ms. Graves as of 2005 (the 2006 shares are unknown at this time), and 35,850 shares which could be acquired within 60 days by the exercise of stock options.

(6)	Includes 18,089 shares held jointly with spouse; and 21,090 shares which could be acquired within 60 days by the exercise of stock options.

(7)	Includes 287,802 shares held by the KSOP, which are considered beneficially owned by Mr. Manspeaker, Mr. Panowicz and Ms. Sager, each of whom is a trustees of the KSOP; and 356,907 shares held by the ESOP, which considered beneficially owned Mr. Manspeaker, Mr. Panowicz and Ms. Sager, each of whom is a trustees of the KSOP of the ESOP. For the purposes of this table, the shares held by the KSOP and ESOP are counted once.

(8)	Includes 5,650 shares held jointly with spouse; 6,000 shares held in an IRA for the benefit of Mr. Marley; 1,486 shares held in the KSOP for the benefit of Mr. Marley as of 2005 (the 2006 shares are unknown at this time); 2,049 shares held in the ESOP for the benefit of Mr. Marley as of 2005 (the 2006 shares are unknown at this time), and 2,100 shares which could be acquired within 60 days by the exercise of stock options.

(9)	Includes 89,494 shares held jointly with spouse; 19,093 shares held in an IRA for the benefit of Mr. Martin; 3,732 shares held in an IRA for the benefit of his spouse; 1,165 shares held in custodial accounts for the benefit of Mr. Martin’s grandchild where his wife is the custodian; and 1,620 shares which could be acquired within 60 days by the exercise of stock options.

(10)	Includes 89,018 shares held jointly with spouse; 38,232 shares held in an IRA for the benefit of Mr. Panowicz; and 8,190 shares that which could be acquired within 60 days by the exercise of stock options.

(11)	Includes 152,035 shares held jointly with spouse; 300,000 shares held by Parsons Investments LLC; 10,099 shares held in an IRA for the benefit of Mr. Parsons; 5,590 shares held in an IRA for the benefit of his spouse; 85,804 shares held in the KSOP for the benefit of Mr. Parsons as of 2005 (the 2006 shares are unknown at this time); 30,697 shares held in the ESOP for the benefit of Mr. Parsons as of 2005 (the 2006 shares are unknown at this time); and 5,590 shares which could be acquired within 60 days by the exercise of stock options.

(12)	Includes 2,808 shares held in an IRA for the benefit of Ms. Sager; and 600 shares which could be acquired by within 60 days by the exercise of stock options. For Ms. Sager individually, 0 shares were held in the KSOP as of 2005 (the 2006 shares are unknown at this time) and 0 shares were held in the ESOP as of 2005 (the 2006 shares are unknown at this time).

(13)	Includes 66,630 shares held jointly with spouse; 20 shares held in custodial accounts for the benefit of Mr. Schorno’s grandson; and 2,070 shares which could be acquired within 60 days by the exercise of stock options.

(14)	Includes options for 125,736 shares owned by directors and executive officers, which are exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

Our articles of incorporation authorize us to issue up to 30 million shares of common stock without par value and 200,000 shares of preferred stock without par value. As of March 31, 2007, there were 7,195,271 shares of common stock outstanding. After this offering, and based on the number of shares outstanding as of March 31, 2007, a total of           shares of common stock will be outstanding, or           shares if the underwriters exercise the over-allotment option.

No preferred shares have been issued. The terms of the preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the Board of Directors when the shares are issued. Our Board of Directors is authorized to issue or sell additional capital stock and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law.

As of March 31, 2007 options to purchase 357,128 shares of our common stock have been granted but not exercised, pursuant to our stock incentive plans, of which 213,968 were then exercisable. There are

200,400 shares of common stock remaining available for future stock option grants and restricted stock awards under our 2004 Stock Incentive Plan, which is the only plan we continue to make equity-based awards under.

Common Stock

Voting

Each share is entitled to one vote on all matters submitted for a vote. Cumulative voting for the election of directors is not authorized. A majority of the votes cast on a matter is sufficient to take action upon routine matters. The affirmative vote of two-thirds of the outstanding shares is required to approve a merger, dissolution or sale of substantially all of our assets.

Dividends

Our shareholders are entitled to receive dividends, if any, as declared by our Board of Directors out of funds legally available for these payments. Our policy is to review our financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Although we expect to continue to pay cash dividends, future dividends are subject to the discretion of the Board of Directors. In addition, our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Venture Bank and to contractual restrictions under our trust preferred securities. See “Supervision and Regulation — Dividends” and “Trading History and Dividend Policy.” If we issue preferred stock in the future, those shareholders may have a priority over the holder of common stock with respect to dividends.

Preemptive and Other Rights

Our articles of incorporation provide that no shareholder shall have preemptive rights (i.e. a right to first refusal to acquire shares offered by us). Our shares of common stock have no redemption privileges or conversion rights. Our articles of incorporation permit the repurchase of outstanding shares of common stock and do not contain any sinking fund or redemption provisions.

Liquidation

Each outstanding share of common stock has the same relative rights as each other share of common stock, including pro rata rights to our assets, after payment of all of our debts and liabilities (including all deposit accounts and accrued interest thereon), upon liquidation. If we issue preferred stock in the future, those shareholders may have a priority over the holder of common stock with respect liquidation.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by our articles of incorporation, bylaws and Washington law. An amendment to our articles of incorporation must be approved by the holders of a majority of the outstanding shares of our common stock, except for limited amendments that can be effected by the Board of Directors without shareholders. An amendment to the fair price provision of our articles of incorporation described below requires the approval of 90% of the outstanding shares. Our bylaws may be amended by either the Board of Directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

Our bylaws provide that the number of directors must fall within a range between five and nine, the exact number to be fixed by resolution of the Board of Directors. The Board of Directors has set the current size at nine. Directors are elected by a plurality of the votes cast. Our directors are split into three classes, as nearly equal as possible in size, with elected directors generally serving three-year terms until his or her successor is appointed and qualified.

Indemnification

Indemnification

Our articles of incorporation require us to indemnify our directors against expenses, settlements, judgments and fines in connection with an action, suit or proceeding (whether by or in the right of the corporation or its shareholders or by any other party) in which such director was made a party by reason of the fact he or she is or was serving as one of our directors or serving at our request as a director, officer, manager, employee or agent of another enterprise. No such indemnification may be given if the acts or omissions of the director are finally adjudged to involve intentional misconduct or a knowing violation of law, if such director is liable to the corporation for an unlawful distribution or if such director personally received a benefit to which he or she was not entitled.

Limitation of Liability

Our articles of incorporation provide that directors and former directors shall not be personally liable to us or our shareholders for monetary damages for conduct as a director, except for liability for:

•	acts or omissions that involve intentional misconduct or a knowing violation of law by the director;

•	conduct which violates applicable provisions of the Washington Business Corporation Act pertaining to impermissible distributions to shareholders or loans to directors; or

•	any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Venture Financial Group, Inc. pursuant to the foregoing provisions, Venture Financial Group, Inc. has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions of Washington Law

Provisions of the Washington Business Corporation Act, or the WBCA, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of our common stock.

The WBCA prohibits a “target corporation” (as defined below), with certain exceptions, from engaging in certain “significant business transactions” (as defined below) with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after the acquiring person acquired its securities, unless the significant business transaction or acquisition of securities is approved by a majority of the members of the target corporation’s board of directors before the date of the acquisition of the target corporation’s securities. A “significant business transaction” includes, among other transactions:

•	a merger or consolidation with an acquiring person;

•	sales or other dispositions of assets to an acquiring company, in one or more transactions having an aggregate market value equal to five percent or more of all assets or outstanding shares of the target corporation over the five-year period following the share acquisition by the acquiring person; or

•	allowing the acquiring person to receive any benefit from the corporation, other than proportionately as a shareholder.

“Target corporations” include all domestic corporations with securities registered under the Securities Exchange Act of 1934, as amended. A corporation with securities registered under the Securities Exchange Act of 1934, as amended, may not opt out of this statutory provision. We are, therefore, subject to the statute.

Defensive Provisions in Articles of Incorporation or Bylaws

The provisions described below may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

Fair Price Provision

Our articles of incorporation contain a “fair price provision” that requires that any “business combination” (as defined in the articles of incorporation and including, among other transactions, any merger or sale of substantially all of our assets) be approved by the affirmative rate of not less than 90% of the outstanding shares unless:

•	at least two-thirds of the directors approve the business combination; or

•	the consideration to be received in the business combination by our shareholders is not less than the highest price per share paid by the potential acquirer in acquiring any of our stock, and a proxy statement meeting the requirements of the Securities Exchange Act of 1934 is mailed to our shareholders to solicit their approval of the business combination.

Shareholder Approval of Mergers

Under Washington law, because our articles of incorporation do not provide otherwise, any proposed merger with another company, in which we are not the surviving corporation, requires approval by holders of two-thirds of the outstanding shares of our common stock.

Evaluating Offers

Our articles of incorporation authorize our directors, when evaluating a merger, tender offer or exchange offer, to consider all relevant factors including the social and economic effects on our employees, customers and other constituents, and on the communities and geographical areas in which we operate.

Nominations of Directors

Our articles of incorporation provide specific procedures that must be complied with for a shareholder to nominate an individual to stand for election for director. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for directors. Nominations other than by the Board of Directors must be made by written notice, not less than fourteen nor more than fifty days prior to any meeting of shareholders called for the election of directors. Each notice must set forth:

•	the name and address of each proposed nominee and the notifying shareholder;

•	the principal occupation each proposed nominee; and

•	the number of shares of stock of the corporation that will be voted for each proposed nominee and the number of shares owned by the notifying shareholder.

No Cumulative Voting

Our articles of incorporation prohibit cumulative voting in the election of directors. Cumulative voting could facilitate a shareholder or group of shareholders in electing one or more candidates to our Board of Directors in opposition to our slate of proposed directors.

Staggered Terms of Directors

As discussed above, our directors are divided into three classes and elected to staggered three-year terms. At each annual meeting of our shareholders, the terms of directors in one class expire and new directors in that class are elected to new three-year terms. Because only approximately one-third of our directors are elected each year, voting at two consecutive meetings would be required for shareholders to replace a majority of our current nine directors through the normal election process.

Call of Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called by the President, a majority of the Board of Directors or by shareholders holding not less than 50% of the shares entitled to vote at the special meeting. This restriction on the calling of special shareholders’ meetings may deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the corporation between one annual meeting and the next.

Issuance of Authorized Shares

Our articles of incorporation authorize the issuance of 30,000,000 shares of common stock and 200,000 shares of preferred stock. The shares of common stock were authorized to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of the corporation. As a result of the ability to issue additional shares of common stock, the Board of Directors has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third-party seeks control of us, and thereby allow members of management to retain their positions.

Our articles of incorporation authorize the issuance of voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of a substantial shareholder, increasing the consideration necessary to effect an acquisition, or selling unissued shares to a friendly third party.

Registrar and Transfer Agent

Registrar & Transfer Company is the registrar and transfer agent for our common stock.

UNDERWRITING

The underwriters named below are acting through their representative, Keefe, Bruyette & Woods, Inc. Subject to the terms and conditions of the underwriting agreement among us and Keefe, Bruyette & Woods, Inc., we have agreed to sell the underwriters, and the underwriters have agreed to purchase, the number of shares of our common stock set forth opposite their names below.

Underwriters	Number of Shares

Keefe, Bruyette & Woods, Inc.
D.A. Davidson & Co.
Total

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to [          ] additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this document. The option is exercisable for a period of 30 days. We will be obligated to sell the additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

The following table shows the per-share and total underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Without	With
	Over-Allotment	Over-Allotment

Per Share
Total

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately [$     ].

At our request, the underwriters have reserved up to [          ] shares of our common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made through a directed share program. Any shares purchased under this directed share program will be subject to a 180-day lock-up period. We do not know if these persons will elect to purchase all or any portion of these reserved shares, but any purchases that they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the first business day following the date of the underwriting agreement. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common stock offered.

The underwriters propose to offer shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of [$     ] per share. The underwriters may allow, and dealers may reallow, a discount not in excess of [$     ] per share on sales to other brokers or dealers. If all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

We and our executive officers, directors and principal shareholders (greater than 5% shareholders) have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Prior to this offering, there has been no public market for our common stock. The public offering price for our common stock set forth on the cover page was negotiated among us and the underwriters taking into consideration numerous factors. The principal factors considered in determining the final offering price are:

•	prevailing market and general economic conditions;

•	our results of operations, including, but not limited to, our recent financial performance prevailing at the commencement of this offering and immediately prior to final agreement on price;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management;

•	the present state and perceived prospects of our industry;

•	the market valuations and financial performance of other publicly traded bank holding companies; and

•	the receptivity by prospective buyers to the shares being offered at prices within and outside of the price range.

In determining the final price the factors described above were not assigned any particular weight. Rather, these factors were considered as a totality in our negotiation with the underwriter over our initial public offering price. Based on the initial public offering price per share of [$     .00], but without giving effect to the shares to be issued in this offering, the ratio of our initial public offering price per share to our diluted earnings per share for the last twelve months ended [          , 2007] is          , and the ratio of our initial public offering price per share to our book value per share as of [          , 2007] is          . See “Summary Consolidated Financial Information.” Based on the initial public offering price per share and giving effect to the shares to be issued in this offering, the ratio of our initial public offering price per share to our book value per share as of [          , 2007] is          .

We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the symbol “VNBK.”

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

From time to time, some of the underwriters may perform financial advisory and investment banking services to us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

After this offering,           shares of common stock will be outstanding, or           shares if the underwriters’ exercise their over-allotment option in full. Of these shares, the           shares sold in this offering, or           shares if the underwriters’ exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act, except that any shares held by our “affiliates,” as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining           shares of our common stock are “restricted securities,” within the meaning of Rule 144 under the Securities Act. Restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration under the Securities Act.

Sales of Restricted Shares

In connection with this offering, our existing officers, directors and principal shareholders, who will beneficially own a total of           shares after this offering, have entered into lock-up agreements pursuant to which they have agreed not to sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, which may, in their sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of the 180 day lock-up period. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, and who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of our then outstanding common stock; or

•	The average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale.

In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Option Shares

We have registered on Form S-8 shares of common stock issuable upon the exercise of stock options or reserved for future issuance under our stock incentive plan. The Form S-8 registration permits the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

LEGAL MATTERS

Foster Pepper LLP, Portland, Oregon, has advised us in connection with this offering and will pass upon the validity of our common stock to be issued in this offering. Graham & Dunn P.C., Seattle, Washington, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

Our consolidated balance sheets as of December 31, 2006 and 2005, and our consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2006, included in this prospectus, have been audited by Moss Adams LLP, independent registered public accounting firm, and have been included in reliance upon the authority of Moss Adams, LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information about us with the Securities and Exchange Commission under that Act, including annual, quarterly and current reports, and proxy statements. Our SEC file number is 0-24024. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for information on the operation of the public reference room. You can review reports, proxy statements and other information we file electronically with the SEC on the SEC’s internet website at http://www.sec.gov. Our website at http://www.venture-bank.com/stockinformation.htm includes a link to the information filed electronically with the SEC.

We have filed a registration statement on Form S-1 with the SEC covering the common stock to be sold in this offering. As permitted by SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock, you should refer to the registration statement and its exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

VENTURE FINANCIAL GROUP, INC.

VENTURE FINANCIAL GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,	December 31,
	2007	2006
	(Dollars in thousands)

ASSETS
Cash and due from banks	$24,521	$16,676
Interest bearing deposits in other banks	538	1,078
Federal funds sold	1,200	6,790
Securities available-for-sale	227,858	162,447
Investment in trusts	682	682
FHLB Stock and TIB Stock	4,590	4,590
Loans held-for-sale	5,448	4,642
Loans	724,971	711,453
Allowance for credit losses	(9,247)	(8,917)
Net loans	715,724	702,536
Premises and equipment, net of accumulated depreciation	30,934	28,716
Foreclosed real estate	68	34
Accrued interest receivable	4,286	4,394
Cash surrender value of bank owned life insurance	17,884	17,540
Goodwill	24,930	24,910
Other intangible assets	892	964
Other assets	2,137	2,109
Total assets	$1,061,692	$978,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing checking	$109,163	$100,788
NOW, Savings and MMDA	319,802	327,381
Time certificates of deposit	358,478	343,081
Total deposits	787,443	771,250
Securities sold under agreement to repurchase	33,751	33,541
Short-term debt	99,602	33,529
Accrued interest payable	1,638	1,783
Long-term debt	20,000	20,000
Junior subordinated debentures	—	22,682
Junior subordinated debentures at fair value option	22,932	—
Other liabilities	8,876	10,091
Total liabilities	974,242	892,876
SHAREHOLDERS’ EQUITY
Common stock (no par value); 10,000,000 shares authorized, shares issued and outstanding: March 2007 — 7,195,271; December 2006 — 7,186,349	5,972	5,965
Additional paid-in capital	29,757	29,594
Retained earnings	52,033	49,841
Advance to ESOP	(634)	(634)
Accumulated other comprehensive income (loss)	322	466
Total shareholders’ equity	87,450	85,232
Total liabilities and shareholders’ equity	$1,061,692	$978,108

See notes to condensed consolidated financial statements

VENTURE FINANCIAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands, except per share data)

INTEREST INCOME
Loans	$15,925	$12,144
Federal funds sold and deposits in banks	22	31
Investment securities	2,491	770
Total interest income	18,438	12,945
INTEREST EXPENSE
Deposits	6,987	3,158
Federal funds purchased	—	34
Short-term repurchase agreements and debt	391	346
Long-term repurchase agreements and debt	1,552	1,591
Total interest expense	8,930	5,129
Net interest income	9,508	7,816
PROVISION FOR CREDIT LOSSES	375	150
Net interest income after provision for credit losses	9,133	7,666
NON-INTEREST INCOME
Service charges on deposit accounts	946	940
Origination fees and gain on sales of loans	402	442
Other operating income	1,220	585
Total non-interest income	2,568	1,967
NON-INTEREST EXPENSES
Salaries and employee benefits	4,074	3,399
Occupancy and equipment	1,008	1,053
Amortization of intangible assets	72	72
Other	1,920	1,569
Total non-interest expenses	7,074	6,093
Income before provision for income taxes	4,627	3,540
PROVISION FOR INCOME TAXES	1,433	1,226
NET INCOME	$3,194	$2,314
OTHER COMPREHENSIVE INCOME
Unrealized holding gains (losses) on securities arising during the period, net of tax	(144)	(172)
Minimum pension liability adjustment	—	(113)
COMPREHENSIVE INCOME	$3,050	$2,029
EARNINGS PER SHARE
Basic	$0.45	$0.32
Diluted	$0.44	$0.31
Weighted average shares outstanding, basic	7,154,805	7,215,485
Weighted average shares outstanding and common stock equivalents	7,282,498	7,365,276

See notes to condensed consolidated financial statements

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended March 31,
	2006 and 2007
			Additional		Restricted	Advance	Accumulated Other
	Number of	Common	Paid-in	Retained	Stock	to	Comprehensive
	Shares	Stock	Capital	Earnings	Awards	ESOP	Income (Loss)	Total
	(Dollars in thousands)

Balance, December 31, 2005	7,218,152	$5,991	$30,914	$40,879	$(104)	$(493)	$(1,033)	$76,154
Comprehensive Income
Net Income	—	—	—	2,314	—	—	—	2,314
Other comprehensive income, net of tax Change in fair value of securities available for sale, net of tax (benefit) of ($92)	—	—	—	—	—	—	(172)	(172)
Minimum pension liability adjustment, net of tax (benefit) of ($61)	—	—	—	—	—	—	(113)	(113)
Comprehensive Income								2,029
Stock options exercised	46,386	38	356	—	—	—	—	394
Stock issued for purchase of WAM	790	1	15	—	—	—	—	16
Common Stock repurchased	(25,388)	(21)	(487)	—	—	—	—	(508)
Compensation for stock options	—	—	40	—	—	—	—	40
Cash dividend ($0.07 per share)	—	—	—	(508)	—	—	—	(508)
Excess tax benefit from share-based payment arrangements	—	—	148	—	—	—	—	148
Reclassify unearned employee stock awards	—	—	(104)	—	104	—	—	—
Compensation for restricted stock awards	—	—	7	—	—	—	—	7
Balance, March 31, 2006	7,239,940	$6,009	$30,889	$42,685	—	$(493)	$(1,318)	$77,772
Balance, December 31, 2006	7,186,349	$5,965	$29,594	$49,841	$—	$(634)	$466	$85,232
Comprehensive income
Net income	—	—	—	3,194	—	—	—	3,194
Other comprehensive income, net of tax Change in fair value of securities available for sale, net of tax benefit of $78	—	—	—	—	—	—	(144)	(144)
Comprehensive Income								3,050
Stock options exercised	7,310	6	61	—	—	—	—	67
Stock issued for purchase of WAM	1,612	1	34	—	—	—	—	35
Compensation expense for stock options	—	—	57	—	—	—	—	57
Cash dividends ($0.08 per share)	—	—	—	(574)	—	—	—	(574)
Fair value adjustment of Junior subordinated debentures, net of tax	—	—	—	(428)	—	—	—	(428)
Excess tax benefit from share-based payment arrangements	—	—	2	—	—	—	—	2
Compensation expense for unallocated ESOP shares committed to be released	—	—	1	—	—	—	—	1
Compensation expense for restricted stock awards	—	—	8	—	—	—	—	8
Balance, March 31, 2007	7,195,271	$5,972	$29,757	$52,033	$—	$(634)	$322	$87,450

See notes to condensed consolidated financial statements

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)

Cash Flows from Operating Activities
Net Income	$3,194	$2,314
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	375	150
Depreciation and amortization	355	418
Income from mortgage loans sold	(402)	(442)
Increase in cash surrender value of life insurance	(344)	(134)
Compensation expense for stock options	57	40
Compensation expense for unallocated ESOP shares committed to be released	1	—
Restricted stock award compensation	8	7
Increase in minimum employee pension	—	(113)
Excess tax benefit from share-based payment arrangements	(2)	(148)
Net (gain) loss on sales of securities	(278)	—
Other	(1,545)	(2,080)
Originations of loans held for sale	(19,714)	(19,707)
Proceeds from sales of loans held for sale	19,310	23,264
Net cash provided by operating activities	1,015	3,569
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits in banks	540	(333)
Net (increase) decrease in federal funds sold	5,590	(15,660)
Purchases of securities available for sale	(94,040)	(35,613)
Proceeds from maturities and prepayments of available-for-sale securities	3,881	5,094
Proceeds from sales of securities available for sale	25,051	—
Purchase of other equity securities	—	(100)
Net (increase) decrease in loans	(13,579)	(27,583)
Purchase of life insurance policies	—	(191)
Additions to premises and equipment	(2,623)	(1,382)
Proceeds from sale of premises and equipment	4	—
Net cash used by investing activities	(75,176)	(75,768)
Cash Flows from Financing Activities
Net increase (decrease) in deposits	16,193	70,444
Net increase (decrease) in repurchase agreements	210	2,332
Net increase (decrease) in short-term debt	66,073	(12,952)
Issuance of common stock for WAM Acquisition	35	16
Exercise of stock options	67	394
Repurchase of common stock	—	(508)
Net increase (decrease) long term debt	—	10,000
Excess tax benefits from share-based payment arrangements	2	148
Payment of cash dividends	(574)	(508)
Net cash provided by financing activities	82,006	69,366
Net change in cash and due from banks	7,845	(2,833)
Cash and Due from Banks:
Beginning of period	16,676	16,791
End of period	$24,521	$13,958
Supplemental Disclosures of Cash Flow Information:
Cash payments for:
Interest	$9,075	$5,027
Taxes	$860	—
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Fair value adjustment of securities available for sale, net of tax	$(144)	$(172)
Junior subordinated debentures fair value option quarterly change	$91	$—
Cumulative effect of early adoption of SFAS 159	$(428)	$—

See notes to condensed consolidated financial statements

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, adjustments considered necessary for a fair presentation (consisting of normally recurring accruals) have been included. The interim condensed consolidated financial statements should be read in conjunction with the December 31, 2006 consolidated financial statements, including notes thereto, included in the Company’s 2006 Annual Report to Shareholders. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results anticipated for the year ending December 31, 2007.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Certain prior year amounts have been reclassified to conform to the 2007 presentation. The reclassifications had no effect on net income or retained earnings as previously reported.

2.	Share Based Compensation

On March 31, 2007 the Company had one active share based compensation plan which is described below. The compensation cost that has been charged to income year-to-date in 2007 for both stock options and restricted stock grants is $65,617. The total income tax benefits recognized in the income statement for share based compensation cost in 2007 is $22,966. The tax benefits recognized include the exercise of certain options and the tax benefit of the expense recognition.

The Company’s Stock Incentive Plan (“2004 Plan”), which is shareholder approved, permits the grant of share-based awards to its employees and directors for up to 300,000 shares of common stock. The 2004 Plan addresses non-qualified stock options, incentive stock options, restricted stock awards, and other stock based compensation awards. The Company believes that such awards better align the interest of its employees and directors with those of its shareholders. Awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant. The outstanding stock option awards have been granted with a 10 year term. The stock option awards when granted have a vesting period of five years with 20% of the shares vesting per year. There are two outstanding restricted stock awards; one award for 5,000 shares vests over a 4 year period with 25% of the shares vesting per year. The other award for 750 shares cliff vests over a 2 year period with all shares vesting at the end of 2 years. Unlike the option shares, restricted stock awards are granted at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period. The recipient of a share of restricted stock is entitled to voting rights and dividends on the common stock. At March 31, 2007, 99,750 option shares and 5,750 restricted stock award shares have been granted under the Plan since Plan inception. At March 31, 2007, 5,900 shares previously granted under the 2004 Plan since Plan inception were forfeited and returned to the Plan and are available for future grants. 200,400 shares remain available for grant under the 2004 Plan. It is the Company’s policy to issue authorized but un-issued shares of common stock upon stock option exercises or restricted stock awards. The Company may, as part of its repurchase program purchase shares that have been listed for sale that may have been acquired through the 2004 share-based award plan or previous plans.

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

As permitted by Statement No. 123, prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in the consolidated financial statements for employee and director stock arrangements where the grant price was equal to market price on the date of grant. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 were provided in accordance with SFAS No. 123, Accounting for Share-Based Compensation.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) which permits public companies to adopt its requirements using the “modified prospective” method. Under the “modified prospective” method, the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees and directors prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Beginning January 1, 2006 the Company began accounting for stock-based awards to employees and directors using the fair value method, in accordance with SFAS No. 123(R), Share-Based Payment. The Company currently uses the Black-Scholes valuation model to estimate the fair value of stock option awards. The following assumptions are used in the Black-Scholes model: expected volatility, expected dividends, expected term and risk-free rate. Expected volatilities are not based on implied volatilities from traded options on the Company stock because the Company stock does not have any options traded on it. Instead, expected volatilities are based on the historical volatility of the Company stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is a combination of a projection based on historical experience and management’s future expectations. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are determined at the date of grant and are not subsequently adjusted for actual. In all years presented, there was only one grant date in the year.

	4-19-2006	4-16-2005	4-16-2004

Expected volatility	23.90%	24.32%	19.37%
Expected dividends	1.40%	2.33%	1.58%
Expected term (in years)	6.5 years	7 years	7 years
Risk-free rate	4.92%	4.38%	3.89%

The weighted average fair value of options granted during 2006, 2005 and 2004 was $6.03 and $5.02, and $3.70, respectively. In the opinion of management, the assumptions used in the option pricing model are subjective and represent only one estimate of possible value, as there is no active market for Company options granted.

Options granted by the Company during 2006, 2005, and 2004 are 20% vested on each of the five subsequent anniversaries of the grant date. Options granted by Washington Commercial Bancorp were all vested effective as of the date of the merger, September 2, 2005 and therefore will not be expensed subsequent to the merger but were added to goodwill. Stock option and per share amounts for current and prior periods have been adjusted to reflect the effect of stock splits. Actual forfeited shares and the related compensation expense of those shares is taken out at the time of forfeiture. Management’s estimate of future forfeitures, after reviewing historical trends is based on future forfeiture expectations.

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

A summary of option activity under the Plan as of March 31, 2007, and changes during the quarter then ended is presented below:

					Weighted
				Weighted	Average	Aggregate
				Average	Remaining	Intrinsic
	Director	Employee	Total	Exercise	Contractual	Value
Options	Shares	Shares	Shares	Price	Term	(000’s)

Outstanding at January 1, 2007	69,503	294,935	364,438	$12.65	5.80 years	$3,308
Exercisable at January 1, 2007	46,073	175,205	221,278	$9.75	4.36 years	$2,650
Granted 1st quarter 2007	—	—	—	—
Exercised 1st quarter 2007	(3,000)	(4,310)	(7,310)	$9.11
Forfeited or expired 1st quarter 2007	—	—	—	—
Outstanding at March 31, 2007	66,503	290,625	357,128	$12.72	5.59 years	$3,109
Exercisable at March 31, 2007	43,073	170,895	213,968	$9.78	4.11 years	$2,493

The total intrinsic value at March 31, 2007 of options exercised during 2007 was $90,857. The intrinsic value represents the fair market value of the shares at exercise of $157,487 (where fair market value is the prior month weighted average price) less the cost to the recipient to exercise which was $66,630. The tax benefits created by these exercises are allocated to additional paid in capital and goodwill depending on the source of those options and prior accounting for those options. Fair market value for options exercised is calculated differently than for options outstanding and exercisable. The fair market value is the weighted average share price in the previous month of the exercise for timely tax and compensation calculations.

The following summarizes information about stock options outstanding at March 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$7.00 and under	51,104	4.82	$6.74	40,004	$6.72
$7.01 to $10.00	120,098	2.48	$8.60	120,098	$8.59
$10.01 to $15.00	46,446	6.90	$13.47	32,046	$13.39
$15.01 to $19.00	46,650	7.05	$15.33	14,700	$15.33
$19.01 to $21.00	92,830	8.63	$19.68	7,120	$19.25

	357,128	5.59	$12.73	213,968	$9.78

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

A summary of the status of the Company’s non-vested shares as of March 31, 2007 and changes during the quarter ended March 31, 2007, is presented below:

Weighted
Average
	Director	Employee	Total	Grant Date
Non-Vested Shares	Shares	Shares	Shares	Fair Value

Non-vested at January 1, 2007	23,430	119,730	143,160	$4.74
Granted	—	—	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Non-vested at March 31, 2007	23,430	119,730	143,160	$4.74

As of March 31, 2007 there was $279,023 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized using graded vesting over a five year vesting period which accelerates the expense to a weighted average period of under 2 years. The Company has granted awards with graded vesting; the awards vest 20% at the end of each year over five years. The Company has elected to treat each vesting tranche as a separate award with compensation cost for each award recognized over its vesting period. This approach results in a greater amount of compensation cost recognized in the earlier periods of the grant with a declining amount recognized in later periods. The total grant date fair value of shares vested during the quarter ended March 31, 2007 was $0.

Compensation expense for restricted stock is measured based upon the number of shares granted and the stock price at the grant date. Compensation expense is recognized in earnings over the required service period. Accordingly, compensation expense has been recognized in the condensed consolidated financial statements for employee and director stock arrangements in each quarter of 2007. Compensation expense is now measured at the grant date of the award at fair value and adjusted to reflect actual forfeitures and the outcome of certain conditions.

3.	Pension and Other Postretirement Benefit Plans

Effective January 1, 2005 we replaced the Company’s Salary Continuation Plans and adopted the Supplemental Executive Retirement Plan (SERP), which is a defined benefit pension plan. The SERP is a master nonqualified retirement plan covering a select group of employees. On an annual or more frequent basis, the SERP is analyzed on an actuarial basis to determine the necessary amounts to expense to cover the plan obligations. Prior to 2005 the liability to individual employees was based on their individual agreements and now is accounted for on a group basis. The SERP has no assets.

Net periodic expense for the SERP for the three months ending March 31, 2007, for the year ended December 31, 2006 and for the three months ending March 31, 2006 was as follows:

	For the Three	For the Year	For the Three
	Months Ended	Ended	Months Ended
	March 31,	December 31,	March 31,
	2007	2006	2006

Service cost	$120,749	$536,328	$134,191
Interest cost	71,150	256,924	64,283
Expected return on plan assets	—	—	—
Amortization of Net Obligation at Transition	—	—	—
Amortization of Prior Service Cost	—	—	—
Recognized Net Actuarial (Gain)/Loss	—	72,748	5,526

Net Periodic Benefit Cost	$191,899	$866,000	$204,000

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

4.	Basic and Diluted Earnings per Share

Basic and diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share assume all dilutive stock options and restricted stock outstanding are issued such that their dilutive effect is maximized. Unallocated shares of the ESOP are excluded from the weighted average common shares outstanding to the extent they have not been legally released. The restricted share awards are excluded from the weighted average common shares outstanding in the calculation of basic earnings per share to the extent they have not been vested or earned.

	Three Months Ended
	March 31,
	2007	2006
	(Dollars in thousands except per share data)

Basic EPS computation
Numerator — Net Income	$3,194	$2,314
Denominator — Weighted average common shares outstanding	7,154,805	7,215,485
Basic EPS	$.45	$.32

	Three Months Ended March 31,
	2007	2006

Diluted EPS computation
Numerator — Net Income	$3,194	$2,314
Denominator — Weighted average common shares outstanding	7,154,805	7,215,485
Effect of dilutive stock options	127,693	149,791
Weighted average common shares and common stock equivalents	7,282,498	7,365,276
Diluted EPS	$.44	$.31

5.	Cash Dividends

VFG paid a cash dividend of $0.08 per share on February 8, 2007. The Company declared a cash dividend of $0.08 per share to be paid on May 11, 2007.

6.	Purchase of Washington Asset Management Tacoma, LLC

On March 8, 2004 Venture Wealth Management, a wholly owned subsidiary of Venture Bank, purchased Washington Asset Management Tacoma, LLC (WAM). The purchase price was approximately $200,000. $126,000 was paid in cash at closing and the balance was scheduled to be paid in VFG common stock in three equal annual installments. The last payment was made in March, 2007.

7.	Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”) — an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 provides the framework for fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation as well as establishes a requirement to evaluate interests in securitized financial assets to identify interests. SFAS 155 further amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

derivative financial instrument. The SFAS 155 guidance also clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133 and which concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. SFAS 155 is not expected to have a material impact on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”) — an amendment of SFAS 140. SFAS 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. SFAS 156 is effective for an entity’s first fiscal year that begins after September 15, 2006. SFAS 156 is not expected to have a material impact on our consolidated financial statements.

The Corporation adopted FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 is an interpretation of SFAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes. As a result of the implementation of FIN 48, the Company recognized no material adjustments in the liability for unrecognized income tax benefits, all of which would affect the Company’s effective income tax rate if recognized.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. SFAS No. 157 established a framework for measuring fair value, while expanding fair value measurement disclosures. SFAS No. 157 established a fair value hierarchy that distinguishes between valuations obtained from sources independent of the Company and those from the Company’s own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, and the effect of the measurements on earnings for the period.

In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

8.	Fair Value

Effective January 1, 2007, the Company early adopted SFAS 157 and SFAS 159. Both standards address aspects of the expanding application of fair value accounting.

Early adoption provided a one-time opportunity to treat the economic impact of moving to fair value treatment as a cumulative effect to capital rather than to the income statement. The Company will either be refinancing or prepaying all of its junior subordinated debentures issuances by December 31, 2008. Because the Company anticipates fair valuing the reissued debentures on an item-by-item basis, the Company decided to take advantage of the one-time opportunity made available under the standard with early adoption. As a result of the early adoption of SFAS 159 the Company recorded a cumulative effect adjustment of $428,000 net of tax as a decrease to the opening balance of retained earnings as of January 1, 2007. The fair value option of the junior subordinated debentures accounted for $222,000 of the $428,000 change and the write off of the

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

prepaid fees associated with the junior subordinated debentures to retained earnings accounted for the remaining $206,000. In the first quarter 2007 the Company recognized other operating income totaling $91,000 associated with the change in fair value of the junior subordinated debentures.

Fair Value Measurements (SFAS 157)

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 requires fair value measurement disclosure of all assets and liabilities. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available.

The valuation techniques used in SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable

•	Level 3 — Instruments whose significant value drivers are unobservable

Liabilities measured at fair value on a recurring basis as of March 31, 2007.

	Quote Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Balance as of
	Identical Assets	Observable Inputs	Inputs	March 31,
	(Level 1)	(Level 2)	(Level 3)	2007
	(Dollars in thousands)

Financial Liabilities
Junior subordinated debentures at fair value option		22,932		22,932

Effective January 1, 2007, the Company elected early adoption of SFAS No. 159 for a certain eligible financial instrument. Detailed below is the December 31, 2006 carrying values prior to adoption, the transition adjustment booked to opening retained earnings and the fair values (that is, the carrying values at January 1, 2007 after adoption). For those items that were selected for fair value option accounting and that had an impact on retained earnings.

		Cumulative-effect
		Adjustment to
	December 31, 2006	January 1, 2007	January 1, 2007
	(Carrying Value	Retained Earnings	(Carrying Value
	Prior to Adoption)	(Gain) loss	after Adoption)
	(Dollars in thousands)

Liabilities
FCFG Capital Trust I(1)	$13,403	$137	$13,540
FCFG Capital Trust II(1)	6,186	131	6,317
WCB Capital Trust(2)	3,093	73	3,166
Pre-tax cumulative effect of adopting fair value option accounting	$22,682	$341	$23,023
After-tax cumulative effect of adopting fair value option accounting		$222

VENTURE FINANCIAL GROUP, INC. and SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table presents gains and (losses) due to changes in fair value for items measured at fair value pursuant to election of the fair value option for the three months ended March 31, 2007.

		Fair Value
		Measurements at	Carrying Value of
	Carrying Value of	March 31, 2007	Instrument at		Total Changes in
	Instrument at	Using Significant	March 31, 2007	Other	Fair Value Included
	January 1,	Other Observable	(after Adoption	Non-Interest	in Current Period
	2007	Inputs (Level 2)	of SFAS No. 159)	(Income)Loss	Earnings
	(Dollars in thousands)

Liabilities
FCFG Capital Trust I(1)	$13,540	$(64)	$13,476	$(64)	$(64)
FCFG Capital Trust II(1)	6,317	(21)	6,296	(21)	(21)
WCB Capital Trust(2)	3,166	(6)	3,160	(6)	(6)
Total	$23,023	$(91)	$22,932	$(91)	$(91)

(1)	FCFG stands for First Community Financial Group, the name of the holding company prior to the re-branding of the company and the change of the name to Venture Financial Group, Inc.

(2)	WCB stands for Washington Commercial Bancorp, the name of the company acquired by Venture Financial Group, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Venture Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Venture Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venture Financial Group, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Bellingham, Washington
March 23, 2007

VENTURE FINANCIAL GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(Dollars in thousands)

ASSETS
Cash and due from banks	$16,676	$16,791
Interest bearing deposits in other banks	1,078	1,308
Federal funds sold	6,790	6,230
Securities available-for-sale	162,447	60,911
Investment in trusts	682	682
FHLB Stock and TIB Stock	4,590	4,490
Loans held-for-sale	4,642	5,699

Loans	711,453	596,636
Allowance for credit losses	(8,917)	(8,434)

Net loans	702,536	588,202
Premises and equipment, net of accumulated depreciation	28,716	19,034
Foreclosed real estate	34	474
Accrued interest receivable	4,394	3,117
Cash surrender value of bank owned life insurance	17,540	16,655
Goodwill	24,910	25,257
Other intangible assets	964	1,251
Other assets	2,109	2,692

Total assets	$978,108	$752,793

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing checking	$100,788	$99,161
NOW, Savings and MMDA	327,381	189,419
Time certificates of deposit	343,081	225,448

Total deposits	771,250	514,028
Securities sold under agreements to repurchase	33,541	33,309
Short-term borrowings	33,529	68,489
Accrued interest payable	1,783	1,288
Long-term debt	20,000	30,000
Junior subordinated debentures	22,682	22,682
Other liabilities	10,091	6,843

Total liabilities	892,876	676,639

SHAREHOLDERS’ EQUITY
Common stock (no par value); 10,000,000 shares authorized, shares issued and outstanding: 2006 — 7,186,349; 2005 — 7,218,152	5,965	5,991
Additional paid-in capital	29,594	30,914
Retained earnings	49,841	40,879
Unearned Employee Stock Award	—	(104)
Advance to KSOP	(634)	(493)
Accumulated other comprehensive income (loss)	466	(1,033)

Total shareholders’ equity	85,232	76,154

Total liabilities and shareholders’ equity	$978,108	$752,793

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands, except per share data)

INTEREST INCOME
Loans	$57,717	$38,043	$28,608
Federal funds sold and deposits in banks	282	410	24
Investment securities
Taxable	5,712	2,663	2,905
Non-taxable	960	263	291

Total interest income	64,671	41,379	31,828

INTEREST EXPENSE
Deposits	21,373	7,592	4,063
Federal funds purchased	175	35	—
Short-term repurchase agreements and borrowings	3,410	469	994
Long-term repurchase agreements and debt	3,897	4,836	1,637

Total interest expense	28,855	12,932	6,694

Net interest income	35,816	28,447	25,134
PROVISION FOR CREDIT LOSSES	1,075	753	227

Net interest income after provision for credit losses	34,741	27,694	24,907

NON-INTEREST INCOME
Service charges on deposit accounts	3,953	3,569	3,803
Origination fees and gain on sales of loans	1,809	1,634	1,325
Gain on branch divestiture	—	—	5,462
Other operating income	2,904	3,007	2,979

Total non-interest income	8,666	8,210	13,569

NON-INTEREST EXPENSES
Salaries and employee benefits	14,985	12,093	10,675
Occupancy	2,149	1,907	1,627
Equipment	1,923	1,847	1,834
Amortization of intangible assets	287	155	110
Other	7,324	6,798	6,832

Total non-interest expenses	26,668	22,800	21,078

Income before provision for income taxes	16,739	13,104	17,398
PROVISION FOR INCOME TAXES	5,670	4,076	5,621

NET INCOME	$11,069	$9,028	$11,777

EARNINGS PER SHARE
Basic	$1.54	$1.33	$1.82
Diluted	$1.52	$1.30	$1.77

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND
COMPREHENSIVE INCOME

					Accumulated	Unearned
	Shares of		Additional		Other	Employee
	Common	Common	Paid-in	Retained	Comprehensive	Stock	Advance to
	Stock	Stock	Capital	Earnings	Income (Loss)	Award	KSOP	Total
		(Dollars in thousands)

Balance, December 31, 2003	4,316,163	$5,395	$19,894	$23,254	$130			$48,673
Comprehensive income
Net income				11,777				11,777
Other comprehensive loss, net of tax
Change in fair value of securities available-for-sale net of tax $57					113			113
Comprehensive income								11,890
3 for 2 stock split	2,154,212
Stock options exercised	228,775	209	1,255					1,464
Stock repurchased	(171,643)	(186)	(2,821)					(3,007)
Cash dividends paid ($.20 per share)				(1,325)				(1,325)
Income tax benefit from exercise of stock options			145					145

Balance, December 31, 2004	6,527,507	$5,418	$18,473	$33,706	$243			$57,840
Comprehensive income
Net income				9,028				9,028
Other comprehensive income, net of tax
Change in fair value of securities available-for-sale net of tax (benefit) of ($251)					(894)			(894)
Minimum pension liability adjustment, net of tax (benefit) of ($205)					(382)			(382)
Comprehensive income								7,752
WCB Acquisition	574,559	477	12,962					13,439
WAM Acquisition	1,612	1	32					33
Stock options exercised	232,041	193	1,520					1,713
Unearned Employee Stock Award	5,000	4	100			(104)		—
Stock repurchased	(122,567)	(102)	(2,353)					(2,455)
Cash dividends paid ($.28 per share)				(1,855)				(1,855)
Advance to KSOP							(493)	(493)
Income tax benefit from exercise of stock options			180					180

Balance, December 31, 2005	7,218,152	$5,991	$30,914	$40,879	$(1,033)	$(104)	$(493)	$76,154
Net Income				11,069				11,069
Other comprehensive income, net of tax
Change in fair value of securities available-for-sale net of tax (benefit) of $663					1,311			1,311
Minimum pension liability adjustment, net of tax of $101					188			188

VENTURE FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND
COMPREHENSIVE INCOME — (Continued)

					Accumulated	Unearned
	Shares of		Additional		Other	Employee
	Common	Common	Paid-in	Retained	Comprehensive	Stock	Advance to
	Stock	Stock	Capital	Earnings	Income (Loss)	Award	KSOP	Total
		(Dollars in thousands)

Comprehensive income								12,568
Stock options exercised	84,119	70	693					763
Stock issued for purchase of WAM	1,612	1	31					32
Stock repurchased	(118,284)	(98)	(2,268)					(2,366)
Restricted stock award	750	1	14	(15)				—
Compensation expense for stock options			200					200
Tax effect of WCB options exercised subsequent to merger			6					6
Cash dividends paid ($.29 per share)				(2,092)				(2,092)
Advance to KSOP							(234)	(234)
Repayment of advance to KSOP							93	93
Compensation expense for unallocated KSOP shares committed to be released			34					34
Income tax benefit from exercise of stock options			34					34
Reclassify restricted stock awards			(104)			104		—
Compensation expense for restricted stock awards			40					40

Balance, December 31, 2006	7,186,349	$5,965	$29,594	$49,841	$466	$—	$(634)	$85,232

See accompanying notes.

VENTURE FINANCIAL GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND
COMPREHENSIVE INCOME — (Continued)

	Years Ended December 31,
	2006	2005	2004
	(Dollars in thousands)

Comprehensive Income
Net income	$11,069	$9,028	$11,777
Increase in unrealized gains (losses) on securities available	1,311	(894)	127
for sale, net of tax expense (benefit) of $663, $(251), $64
Less minimum pension liability adjustment net of tax	188	(382)	—
expense (benefit) of $101, $(205), $0
Less reclassification adjustment for gains included in net	—	—	(14)
income, net of tax expense (benefit) of $(7)

Comprehensive Income	$12,568	$7,752	$11,890

VENTURE FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,069	$9,028	$11,777
Adjustments to reconcile net income to net cash from operating activities
Provision for credit losses	1,075	753	227
Depreciation and amortization	1,635	1,608	1,559
Deferred income taxes (benefit)	915	197	(1,120)
Stock dividends received	(116)	(120)	(130)
Amortization of other intangible assets	287	155	110
Origination of loans held-for-sale	(82,231)	(59,583)	(40,910)
Proceeds from sales of loans held-for-sale	85,097	58,636	43,255
Origination fees and gain on sale of loans	(1,809)	(1,634)	(1,325)
Increase in cash value of life insurance	(693)	(403)	(318)
Gain on sales of foreclosed real estate	(215)	(300)	—
(Increase) decrease in minimum employee pension liability	188	(382)	—
(Increase) decrease in accrued interest receivable	(1,277)	(1,033)	(260)
Increase (decrease) in accrued interest payable	495	668	446
Compensation expense for sharebased awards	240	—	—
Other, net	2,237	6,751	5,990

Net cash from operating activities	$16,897	$14,341	$19,301

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	—	(9,553)	—
Net (increase) decrease in interest bearing deposits in banks	230	(1,243)	148
Net (increase) decrease in federal funds sold	(560)	(6,230)	5,530
Activity in securities available-for-sale
Maturities, prepayments and calls	53,216	14,680	26,586
Purchases	(151,831)	(3,896)	(15,005)
Activity in securities held-to-maturity
Maturities, prepayments and calls	—	—	504
Purchase of equity stock	(100)	(560)	(2,746)
Net increase in loans	(115,775)	(168,917)	(67,045)
Purchase of life insurance policies	(191)	(2,821)	—
Proceeds from sales of foreclosed assets	629	690	730
Proceeds from sales of premises and equipment	2	7	3,451
Additions to premises and equipment	(11,322)	(8,941)	(4,645)

Net cash from investing activities	$(225,702)	$(186,784)	$(52,492)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	$257,222	$187,307	$(55,502)
Net increase (decrease) in federal funds purchased	—	(5,575)	5,575
Net increase (decrease) in short-term repurchase agreements	232	(5,656)	38,965
Net increase (decrease) in short term-borrowings	(34,960)	(20,674)	54,769
Proceeds from exercise of stock options	763	1,713	1,464
Stock issued for purchase of WAM	32	33	—
Proceeds from long-term repurchase agreements and debt	10,000	37,093	—
Repayment of long-term repurchase agreements and debt	(20,000)	(14,000)	(13,000)
Repurchase of common stock	(2,366)	(2,455)	(3,007)
Increase in advance to employee retirement plan	(234)	(493)	—
Payment of advance to employee retirement plan	93	—	—
Cash dividends paid on common stock	(2,092)	(1,855)	(1,325)

Net cash from financing activities	208,690	175,438	27,939

NET INCREASE IN CASH AND DUE FROM BANKS	(115)	2,995	(5,252)
CASH AND DUE FROM BANKS
Beginning of year	16,791	13,796	19,048

End of year	$16,676	$16,791	$13,796

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$25,607	$12,264	$6,248
Cash paid for income taxes	$4,432	$7,644	$3,785
NONCASH INVESTING AND FINANCING ACTIVITIES
Foreclosed real estate acquired in settlement of loans	$—	$—	$312
Deconsolidation of trust preferred securities	$—	$—	$589
Fair value of assets acquired in acquisition	$—	$129,038	$—
Fair value of liabilities assumed in acquisition	$—	$106,046	$—
Issuance of stock in acquisition (Note 2)	$—	$13,439	$—

See accompanying notes

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Organization and Summary of Significant Accounting Policies

Nature of operations — Venture Financial Group, Inc. (the Company) provides commercial banking services in Washington State through 17 offices concentrated in and around Thurston, Pierce, Lewis and King Counties. The Company provides loan and deposit services to customers who are predominately small and middle-market businesses and individuals in western Washington. The Company also provides real estate mortgage lending services through its financial center network and the sale of non-deposit investment products through Venture Wealth Management (VWM). The Bank offered small loans (commonly known as “Payday Loans”) to customers in Alabama (from November 2000 through July 2003) and Arkansas (from April 2001 through June 2005) through Marketing and Servicing Agreements with Advance America. Advance America acted as the Bank’s agent in marketing and collecting these loans.

Principles of consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Venture Bank (the Bank) and the Bank’s wholly-owned subsidiary, Venture Wealth Management and excludes the trusts formed to issue trust preferred securities (Note 10). All significant intercompany transactions and balances have been eliminated.

Consolidated financial statement presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Securities available-for-sale — Securities available-for-sale consist of debt securities the Company intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Company’s asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of stockholders’ equity entitled “accumulated other comprehensive income (loss).” Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in earnings. Accretion of discounts is recognized in interest income over the period to maturity. Amortization of premiums is recognized in interest income over the period to call date.

Securities held-to-maturity — Debt securities for which the Company has the positive intent and ability to hold-to-maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held-to-maturity and available-for-sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FHLB Stock — The Bank’s investment in Federal Home Loan Bank (“FHLB”) stock is carried at par value ($100 per share). As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on a specified percentage of its outstanding FHLB advances. During 2006 the Federal Housing Finance Board approved changes to the Seattle FHLB’s capital plan. The new plan

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidates Class B (1) and Class B (2) stock into a single consolidated Class B stock and creates a new Class A stock. The Class A stock has a six-month redemption period and is used to support new advances that exceed the Class B limits. The Class B stock has a five-year redemption period and has been discontinued for future issuance. The Bank has all Class B stock as of December 31, 2006. The current and redeemable amount after the redemption period is $4.5 million.

TIB Stock — In March 2006, the Bank purchased 1,182 shares of The Independent Banker’s (“TIB”) stock at $84.60 per share for a total purchase amount of $100,000. The investment is carried at cost and gives the Bank a discount on a variety of banking services offered by TIB. Historically, TIB has paid an annual cash dividend to its shareholders. Redemption of TIB shares may be made by offering the shares for sale to another TIB stockholder, or to TIB who has agreed to reacquire the shares based upon a formula which considers the current market and book value of the shares.

Loans — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, deferred loan origination fees or costs and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding. Interest on small loans is recognized when the loan is repaid by the borrower. The Bank discontinued small loan operations effective June 30, 2005. Generally, the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment to the yield of the related loan using the interest method.

Loans held-for-sale — Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. Loans held-for-sale are sold with the following recourse provisions: the borrower defaults on the payment or refinances the loan within the investor established timeframes. In these instances, depending upon the investor agreement, the Bank must repurchase the loan and/or refund the service release premium and/or pay a penalty to the investor. Net unrealized losses are recognized as charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released or sold.

Allowance for credit losses — The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management’s periodic, systematic evaluation of factors underlying the quality of the loan portfolio including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Losses in the small loan portfolio were limited to a percentage of revenue earned from the portfolio by the Bank’s agent as stated in the Marketing and Servicing agreement. The Bank discontinued its small loan operations effective June 30, 2005, and all credit losses have been recognized.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank’s control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Transfers of financial assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment — Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets, land is carried at cost. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Goodwill and other intangibles — Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Identified intangibles are amortized on an accelerated basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment during the fourth quarter on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS No. 142, “Goodwill and Other Intangible Assets”, (SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company tested its goodwill and found no impairment during 2006.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2006, intangible assets included on the consolidated balance sheet consist of core deposit intangibles that are amortized under the straight line method over an estimated life of approximately five to seven years. The core deposit premium was acquired in the purchase of Harbor Bank, NA and Redmond National Bank the wholly owned subsidiary of Washington Commercial Bancorp (see Note 2). The core deposit premium is being amortized on the straight-line method over seven years for Harbor Bank and five years for Redmond National Bank.

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was approximately $287 thousand, $155 thousand and $111 thousand, respectively. The Company estimates amortization expense for the next five years to be as follows (dollars in thousands):

Amortization
Year Ended	Expense

2007	$287
2008	$287
2009	$258
2010	$132

TOTAL	$964

Foreclosed assets — Assets acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer or within a reasonable period thereafter is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the recorded amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties are charged to operations.

Bank Owned Life Insurance (BOLI) — The carrying amount of bank owned life insurance approximates its fair value, net of any surrender charges. Fair value of bank owned life insurance is estimated using the cash surrender value.

Income taxes — Deferred tax assets and liabilities result from differences between financial statement recorded amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated tax return with the Bank. The Bank provides for tax on a separate company basis and remits to the Company amounts due.

Stock-based compensation — In December 2004, the Financial Accounting Standards Board (FASB) adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R)is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

than as an operating cash flow as required under previous literature. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption.

As permitted by Statement No. 123, prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in the consolidated financial statements for employee and director stock arrangements where the grant price was equal to market price on the date of grant. However, the required pro-forma disclosures of the effects of all options granted on or after January 1, 1995, were provided in accordance with SFAS No. 123, Accounting for Share-Based Compensation.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) which permits public companies to adopt its requirements using the “modified prospective” method. Under the “modified prospective” method, the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees and directors prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The Company has one stock-based employee and director compensation plan.

The following shows that the pro-forma effect for 2006 is not applicable because the stock-based compensation expense is now part of the income statement. The following also illustrates the pro-forma effect on net income and earnings per share by applying SFAS No. 123(R) prior to 2006 and if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation awards for the effects of all options granted on or after January 1, 1995, for the years ended December 31, 2005 and December 31, 2004:

	2006	2005	2004
	(Dollars in thousands)

Net income, as reported	$11,069	$9,028	$11,777
Less pro-forma total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	N/A	221	203

Pro-forma net income	$11,069	$8,807	$11,574

Earnings per share
Basic
As reported	$1.54	$1.33	$1.82
Pro-forma	N/A	$1.30	$1.78
Diluted
As reported	$1.52	$1.30	$1.77
Pro-forma	N/A	$1.27	$1.74

Fair value of financial instruments — The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

Cash and due from banks, interest bearing deposits in other banks and federal funds sold — The recorded amounts of cash and due from banks, interest bearing deposits at other financial institutions, and federal funds sold approximates their fair value.

Securities available-for-sale — Fair values for securities available-for-sale are based on quoted market prices.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FHLB Stock and TIB Stock — The carrying value of FHLB stock approximates its fair value. TIB stock is carried at cost.

Loans — For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on recorded values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held-for-sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits — The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated by discounting future cash flows using rates currently offered by the Bank for deposits of similar remaining maturities.

Federal funds purchased, short-term borrowings, and short-term repurchase agreements — The recorded amounts of federal funds purchased and short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings and short-term repurchase agreements are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt, long-term repurchase agreements, and junior subordinated debentures - The fair values of the Company’s long-term, fixed rate debt, long-term repurchase agreements, and variable rate junior subordinated debentures are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The recorded amounts of variable rate debt approximate their fair value.

Accrued interest — The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments — The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank’s off-balance sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Cash and cash equivalents — The Company considers all amounts included in the balance sheet caption “Cash and due from banks” to be cash equivalents. Cash and cash equivalents all have maturities of three months or less. Cash flows from loans, federal funds purchased and sold, deposits and short-term borrowings are reported net.

Earnings per share — Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company’s stock option plans under the treasury stock method.

Advertising costs — The Company expenses advertising costs as they are incurred (see Note 19).

Comprehensive income — Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under accounting principles generally accepted in the United States of America are excluded from net income.

Financial instruments — In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent accounting pronouncements — In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 requires recognition and measurement of uncertain tax positions using a “more-likely-than-not” approach. FIN 48 is effective for fiscal years beginning after December 31, 2006, and is not expected to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement will be effective for financial statements issued by the Company for the year ended December 31, 2008. Management is currently evaluating the impact of this standard.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement amends the current accounting for pensions and postretirement benefits by requiring an entity to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires recognition, as a component of other comprehensive income (net of tax), of the actuarial gains and losses and the prior service costs and credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87 and No. 106. Additionally, this Statement requires an entity to measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position. The Company adopted this Statement on October 1, 2006. The effect of this Statement was to recognize $188 thousand, after-tax, of net actuarial losses and prior service cost as an increase in 2006 to accumulated other comprehensive income.

In September 2006, the SEC’s Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The Company has adopted SAB No. 108 and has found there to be no material impact on its financial position or results of operations.

Note 2 —	Disposition & Acquisitions

Disposition— The Company sold seven of its financial centers on October 8, 2004. Of the seven financial centers, one was in Thurston County, two were in Lewis County and four were in Grays Harbor County. The Company sold $88.0 million in deposits and $1.8 million in real estate, furniture and fixtures, and recorded a $5.2 million gain on the sale of deposits, and a $200 thousand gain on the sale of real estate, furniture and fixtures. The Company retained all loans originated through the seven financial centers. The Company realized a $3.5 million gain net of tax and previously recorded goodwill with respect to such financial centers.

Acquisitions

Washington Asset Management Tacoma, LLC

On March 1, 2004, Venture Wealth Management (“VWM”), a wholly-owned subsidiary of the Bank was formed. On March 8, 2004, VWM purchased Washington Asset Management Tacoma, LLC (“WAM”). The

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase was made to expand the breadth of the services offered by VWM. The purchase was accounted for under the purchase method of accounting. The results of operations of VWM have been included in the consolidated financial statements since March 8, 2004. The purchase price was $200 thousand. $126 thousand was paid in cash at closing and the balance of $74 thousand was scheduled to be paid in three equal annual installments of 1,075 shares per year for a total of 3,225 shares of undiluted common stock of VFG valued at $22.95 ($15.30 as adjusted for subsequent 3 for 2 stock split) per share based on the average sales price for the period of February 1, 2004 through March 7, 2004.

Washington Commercial Bancorp

To expand the Company’s market presence in King County, on September 2, 2005, the Company purchased all of the common stock of Washington Commercial Bancorp (WCB), parent company of Redmond National Bank, in an acquisition accounted for under the purchase method of accounting. The results of operations of WCB have been included in the consolidated financial statements since September 2, 2005.

Under the terms of the merger agreement, each shareholder could elect to receive VFG common stock, cash, or a combination of both. Common stock was exchanged at a rate of 2.0739 shares of VFG for every share of WCB stock. Fractional shares were cashed out. Cash per share was paid at a price of $43.43 per share. Outstanding WCB stock options were converted at a rate of 2.0465 shares of VFG stock options for every WCB stock option. Fractional option shares were not converted or rounded.

The fair value of VFG common stock and stock options was derived using an average market price per share of VFG common stock of $19.73, which was based on VFG’s average stock price for the month of April, 2005, which was the month that the terms of the acquisition were announced.

The aggregate purchase price was $26.5 million. The following table summarizes the components of the purchase price:

Purchase Price at Fair Value
(Dollars in thousands)

Total value of the Company’s common stock exchanged	$11,336
Total value of WCB stock options replaced by fully vested VFG stock options (1)	$2,103
Cash portion of purchase	$12,355
Direct acquisition costs (capitalized and included in Goodwill)	$678

TOTAL ESTIMATED PURCHASE PRICE	$26,472

(1)	The estimated fair value of VFG stock options issued as of September 2, 2005, in exchange for the WCB outstanding stock options was calculated using the Black-Scholes option pricing model modified for dividends, with model assumptions estimated as of April, 2005, and a VFG stock price of $19.73 per share.

The purchase price allocation was based on an estimate of the fair value of assets acquired and liabilities assumed at the acquisition date as summarized in the following table:

Allocation of WCB purchase price

(Dollars in thousands)

WCB shareholder equity	$11,690

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:

Cash and due from banks	$2,829
Securities available-for-sale	1,889
Investments in Trusts	93
Federal Home Loan Bank stock, at cost	545
Loans	107,133
Allowance for credit losses	(1,241)
Premises and equipment	2,502
Core deposit intangible	880
Goodwill	16,295
Other assets	942

Total assets acquired	$131,867

Total deposits	$86,921
Short Term Borrowing	14,412
Junior Subordinated debentures	3,093
Other liabilities	1,647

Total liabilities	106,073

Estimated Fair Value of Net assets acquired	$25,794

Merger Related Costs	$678
Total Purchase Price	$26,472

The following unaudited pro-forma condensed consolidated financial information represents the results of operation of the Company had the acquisition taken place on January 1, 2004.

Unaudited Pro-Forma Condensed Consolidated Financial Information

	2005	2004
	(Dollars in thousands except per share data)

Net interest income	$31,932	$30,201
Provision for loan losses	1,343	687
Non interest income	8,342	13,836
Non interest expense	24,490	24,326
Income before income tax	14,441	19,024

Net income	$9,949	$12,851

Per common share information:
Earnings per share basic	$1.47	$1.83
Earnings per share diluted	$1.44	$1.78
Average common shares issued and outstanding	6,769,481	7,041,221
Average diluted common shares issued and outstanding	6,931,784	7,232,680

The pro-forma results presented above include amortization of purchase premiums and discounts of approximately $126 thousand for the year ended December 31, 2005.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Excluded from the pro-forma results are the acquisition related expenses of approximately $1.2 million paid by WCB prior to the merger.

Goodwill of approximately $16.3 million and core deposit intangible of approximately $880 thousand were recorded as a result of the acquisition. The goodwill is not being amortized, but is subject to annual impairment tests with the other goodwill recorded in the Company’s financial statements. An impairment test was performed by management as of December 31, 2006, and no adjustment to goodwill was necessary. None of the goodwill will be deductible for income tax purposes. The core deposit intangible is being amortized on a straight-line basis over 5 years.

Note 3 —	Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank. The amount of such balances for the years ended December 31, 2006 and 2005, were $0 and $994 thousand.

Note 4 —	Securities

Securities have been classified according to management’s intent. The recorded amounts of securities and their fair value at December 31, were as follows (dollars in thousands):

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses	Losses
	Amortized	Unrealized	Less Than	Greater Than	Fair
Securities Available-for-Sale	Cost	Gains	12 Months	12 Months	Value

December 31, 2006
U.S. Government and agency securities	$3,974	$15	$2	$20	$3,967
Mortgage backed securities	127,790	1,145	—	909	128,026
Municipal securities	29,631	796	—	10	30,417
Equity securities	37	—	—	—	37

	$161,432	$1,956	$2	$939	$162,447

December 31, 2005
U.S. Government and agency securities	$7,226	$—	$41	$38	$7,147
Corporate securities	2,005	—	41	—	1,964
Mortgage backed securities	43,941	—	—	854	43,087
Municipal securities	5,403	94	—	—	5,497
Equity securities	3,293	—	77	—	3,216

	$61,868	$94	$159	$892	$60,911

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. At December 31, there were approximately 21 investment securities with unrealized losses in both 2006 and 2005. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Management periodically evaluates each available-for-sale investment security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that no investment security is other-than-temporarily impaired. The unrealized losses are due solely to interest rate changes and the Company has the ability to hold all investment securities with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the underlying investment security.

The contractual maturities of securities available-for-sale at December 31, 2006, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. Therefore, the mortgage backed securities have been classified separately in the maturity table.

	Available-for-Sale
	Amortized	Fair
	Cost	Value
	(Dollars in thousands)

Due in one year or less	$1,085	$1,084
Due after one year through five years	1,796	1,786
Due after five years through ten years	2,404	2,440
Due after ten years	28,320	29,074
No maturity investment	37	37
Mortgage backed securities	127,790	128,026

	$161,432	$162,447

Securities recorded at approximately $65.6 million at December 31, 2006, and $50.4 million at December 31, 2005, were pledged to secure public deposits, FHLB Borrowings, Treasury, Tax and Loan Deposits, Citigroup repurchase agreements and customer repurchase agreements and for other purposes required or permitted by law.

Proceeds from sales of available-for-sale investment securities were $37 thousand, $0, and $6 thousand in 2006, 2005, and 2004, respectively.

There was a gross realized gain on sale of securities available-for-sale of $275 thousand and a gross realized loss of $223 thousand in 2006. The gross realized losses for 2005 was zero and in 2004, there was a gross realized loss of $21 thousand.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 —	Loans

Loans at December 31, consist of the following (dollars in thousands):

	2006		2005
		Percent of		Percent of
	Portfolio	Portfolio	Portfolio	Portfolio

Commercial	$75,144	10.5	$74,633	12.5
Real estate
Residential 1- 4 family	40,371	5.7	15,777	2.6
Commercial	277,384	38.9	311,035	52.0
Construction	307,189	43.0	188,742	31.5
Consumer	13,797	1.9	8,515	1.4

Loans, net of unearned income	713,885	100.0	598,702	100.0
Unearned income	(2,432)		(2,066)
Allowance for credit losses	(8,917)		(8,434)

Total loans, net	$702,536		$588,202

Changes in the allowance for credit losses for the years ended December 31, are as follows (dollars in thousands):

	2006	2005	2004

Balance at beginning of year	$8,434	$7,189	$7,589
Provision charged to operations	1,075	753	227
Transfer from Redmond National Bank	—	1,241	—
Charge-offs (community banking)	(853)	(695)	(897)
Recoveries (community banking)	261	188	698
Charge-offs (small loans)	—	(888)	(1,165)
Recoveries (small loans)	—	646	737

Net charge-offs	(592)	(749)	(627)

Balance at end of year	$8,917	$8,434	$7,189

Ratio of net charge-offs to average loans outstanding	0.09%	0.15%	0.16%

Following is a summary of information pertaining to impaired loans (dollars in thousands):

	2006	2005	2004

December 31
Impaired loans without a valuation allowance	$327	$1,908	$906
Impaired loans with a valuation allowance	365	279	2,175

Total impaired loans	$691	$2,187	$3,081

Valuation allowance related to impaired loans	$116	$211	$530

Years ended December 31
Average investment in impaired loans	$1,696	$4,486	$1,746
Interest income recognized on a cash basis on impaired loans	$—	$—	$—

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, there were no commitments to lend additional funds to borrowers whose loans were impaired. Loans over 90 days past due still accruing interest were $0 and $41 thousand at December 31, 2006 and 2005, respectively.

Certain related parties of the Company, principally Bank directors and their associates, were loan customers of the Bank in the ordinary course of business during 2006 and 2005. Total loans outstanding at December 31, 2006 and 2005, to key officers and directors were $6.3 million and $7.9 million, respectively. During 2006, advances totaled $614 thousand and repayments totaled $1.4 million on these loans. In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. During 2006 and 2005, there were no loans to related parties that were considered to be classified or impaired.

Note 6 —	Premises and Equipment

The components of premises and equipment at December 31, are as follows (dollars in thousands):

	2006	2005

Land	$5,108	$3,850
Buildings and leasehold improvements	16,397	16,136
Equipment, furniture and fixtures	11,364	10,989
Construction in progress	9,871	572

Total cost	42,740	31,547
Less accumulated depreciation and amortization	14,024	12,513

Premises and equipment	$28,716	$19,034

Depreciation and amortization expense was $1.6 million, $1.6 million, and $1.6 million in 2006, 2005 and 2004 respectively.

The Bank leases premises and equipment under operating leases. Rental expense of leased premises and equipment was $941 thousand, $824 thousand, and $666 thousand for 2006, 2005 and 2004, respectively, which is included in occupancy expense.

Minimum net rental commitments under non-cancelable leases having an original or remaining term of more than one year for future years ending December 31, are as follows (dollars in thousands):

Years Ending December 31	Amount

2007	$765
2008	673
2009	618
2010	640
2011	664
Thereafter	7,127

$10,487

Certain leases contain renewal options of five years and escalation clauses based on increases in property taxes and other costs.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 —	Foreclosed Assets

Foreclosed assets consisted of the following at December 31, (dollars in thousands):

	2006	2005

Real estate acquired through foreclosure	$34	$474
Allowance for losses	—	—
Other assets acquired through foreclosure	—	—

Total foreclosed assets	$34	$474

Note 8 —	Deposits

The composition of deposits at December 31, is as follows (dollars in thousands):

	2006	2005

Non-interest bearing checking	$100,788	$99,161
NOW and MMDA	304,956	161,675
Savings deposits	22,425	27,744
Time certificates, $100,000 or more	191,301	108,641
Other time certificates	151,780	116,807

Total	$771,250	$514,028

Scheduled maturities of time deposits for future years ending December 31, are as follows (dollars in thousands):

Years Ending December 31	Amount

2007	$283,599
2008	33,323
2009	6,903
2010	8,158
2011	11,098

$343,081

Certain related parties of the Company, principally Bank directors and executive officers, were deposit customers of the Bank in the ordinary course of business during 2006 and 2005. Total deposit account dollars at December 31, 2006 and 2005, to key officers and directors were $2.5 million and $4.1 million, respectively. In the opinion of management, these related party deposits were made on substantially the same terms, including interest rates, as those terms prevailing at the date these accounts were opened.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 —	Federal Funds Purchased, Short-Term Repurchase Agreements, and Short-Term Borrowings

Federal funds purchased generally mature within one to four days from the transaction date. The Company had no federal funds purchased at December 31, 2006, or December 31, 2005.

Short-term repurchase agreements and short-term borrowings (excluding federal funds purchased) at December 31, are as follows (dollars in thousands):

	2006	2005

Demand note issued to U.S. Treasury, bearing interest at the federal funds rate less .25% (4.0% and 4.0% at December 31, 2006 and 2005, respectively), due on demand, collateralized by securities pledged to the Federal Reserve Bank of San Francisco in the amount of $2.6 million in 2006 and $3.7 million in 2005	3,529	3,489
Short-term repurchase agreement to Citigroup, maturing August 2006; interest payable quarterly at a rate of 2.84%. This was collateralized by securities pledged to Citigroup in the amount of $5.5 million	—	5,000
Short-term borrowings with the FHLB. Borrowings are fully collateralized by a separate portfolio of securities and commercial real estate loans pledged to FHLB in the amount of $140.3 million. Borrowings mature in May, June and December 2007. The weighted average interest rate for 2006 and 2005 are 3.78% and 4.33%, respectively	30,000	65,000
Overnight repurchase agreements with customers. Balances of repurchase agreements fully collateralized by a separate portfolio of securities held at the Federal Home Loan Bank of Seattle in the amount of $40.6 and $15.2 million at December 31, 2006 and 2005, respectively. The weighted average interest rate on these agreements was 4.89% and 3.55% at December 31, 2006 and 2005, respectively	19,541	14,309

	$53,070	$87,798

Information concerning short-term borrowings is summarized as follows (dollars in thousands):

	2006	2005	2004

Average balance during the year	$82,815	$75,253	$61,588
Average interest rate during the year	4.4%	3.4%	1.6%
Maximum month-end balance during the year	$118,010	$115,104	$123,128
Weighted average rate at December 31	4.8%	3.4%	2.2%

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 —	Long-Term Debt, Long-Term Repurchase Agreements, and Junior Subordinated Debentures

Long-term debt at December 31, is as follows (dollars in thousands):

	2006	2005

Term advances from Federal Home Loan Bank of Seattle, maturing December 2007; two advances of $5.0 million each interest-only, monthly payments prior to maturity, fixed interest rates on advances are 3.78% and 3.58%	$—	$10,000
Term advance from Federal Home Loan Bank of Seattle, maturing February 2008; interest-only, monthly payments prior to maturity, fixed interest rate of 5.17%	10,000	—
Term advance from Federal Home Loan Bank of Seattle, maturing June 2008; interest-only, monthly payments prior to maturity, fixed interest rate of 4.14%	10,000	20,000
Term Repurchase Agreement to Citigroup, maturing May 2008; interest-only payments due quarterly at a rate of 4.10%. This is collateralized by securities pledged to Citigroup in the amount of $15.4 million.	14,000	14,000
Junior subordinated debentures issued December 2003, maturing December 2033; Interest-only payments due quarterly at a rate of LIBOR plus 2.85% (8.21% at December 31, 2006).	3,093	3,093
Junior subordinated debentures issued April 2003, maturing October 2033; interest-only payments due quarterly at a rate of LIBOR plus 3.25% (8.62% at December 31, 2006).	6,186	6,186
Junior subordinated debentures issued July 2002, maturing October 2032; interest-only payments due quarterly at a rate of LIBOR plus 3.65% (9.02% at December 31, 2006).	13,403	13,403

	$56,682	$66,682

Junior subordinated debentures — On July 11, 2002, $13.4 million of floating rate capital securities were issued by VFG Capital Trust I (the Trust I). The Trust I is a business trust organized in 2002, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 3.65% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company’s option, the debentures will not mature earlier than July 7, 2007, and not later than October 7, 2032. After July 7, 2007, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

On April 10, 2003, $6.2 million of floating rate capital securities was issued by VFG Capital Trust II (the Trust II). The Trust II is a business trust organized in 2003, owned 100% by the Company. The proceeds of the offering were invested by the Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 3.25% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company’s option, the debentures will not mature earlier than April 24, 2008, and not later than October 24, 2033. After April 24, 2008, the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

As part of the acquisition of Washington Commercial Bancorp, the Company acquired $3.1 million of floating rate capital securities issued by Washington Commercial Statutory Trust I. This is a trust organized in 2003, by WCB and now owned 100% by the Company. The proceeds of the offering were invested by the

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trust in junior subordinated debentures of the Company. The debentures held by the Trust are the sole assets of the Trust. Distributions on the capital securities issued by the Trust are payable quarterly at a floating rate, calculated quarterly, of LIBOR plus 2.85% per annum, which is equal to the interest rate being earned by the Trust on the debentures held by the Trust. At the Company’s option the debentures will not mature earlier than December 17, 2008 and not later than December 17, 2033. After December 17, 2008 the debenture can be redeemed, in whole or in part, at 100% of the principal amount of the debt securities being redeemed plus any accrued and unpaid interest.

The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company entered into the agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The Company used the proceeds for general corporate purposes including the acquisition of Harbor Bank and stock repurchases. The capital securities qualify as Tier I capital, provided they do not exceed 25% of total Tier I capital, under the capital guidelines of the Federal Reserve Board. Any amounts over 25% of total Tier I capital, qualifies as Tier II capital.

Scheduled maturities of long-term debt for future years ending December 31, are as follows (dollars in thousands):

	Parent	Consolidated

2008	$—	$34,000
2009	—	—
Thereafter	22,682	22,682

	$22,682	$56,682

Note 11 —	Income Taxes

Income taxes are comprised of the following for the years ended December 31, (dollars in thousands):

	2006	2005	2004

Current	$4,755	$3,879	$6,741
Deferred (benefit)	915	197	(1,120)

	$5,670	$4,076	$5,621

The following reconciliation is between the statutory and the effective federal income tax rate for the years ended December 31, (dollars in thousands):

	2006		2005		2004
		Percent of		Percent of		Percent of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

Income tax based on statutory rate	$5,858	35.0	$4,586	35.0	$6,089	35.0
Adjustments resulting from
Tax-exempt income	(337)	(2.0)	(110)	(0.8)	(123)	(0.7)
Life insurance income	(243)	(1.5)	(232)	(1.8)	(111)	(0.6)
Tax credits	(0)	(0.0)	(115)	(0.9)	(115)	(0.7)
Other	392	2.4	(53)	(0.4)	(119)	(0.6)

Total income taxes	$5,670	33.9	$4,076	31.1	$5,621	32.4

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, are (dollars in thousands):

	2006	2005

Deferred tax assets
Allowance for credit losses	$3,104	$2,359
Net unrealized loss on securities available-for-sale	—	307
Deferred compensation	1,865	1,480

Total deferred tax assets	$4,969	$4,146
Deferred tax liabilities
Deferred income	$1,183	$747
Net unrealized gain on securities available-for-sale	355	—
Intangibles	323	767
Accumulated depreciation	388	685
Other deferred tax liabilities	486	628

Total deferred tax liabilities	$2,735	$2,827

Net deferred tax assets	$2,234	$1,319

Management has determined it is not necessary to provide a valuation allowance on the Company’s deferred tax assets as such assets are expected to be recognized during the normal course of business.

Note 12 —	Commitments and Contingent Liabilities

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank’s exposure to credit risk loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank’s commitments at December 31, is as follows (dollars in thousands):

	2006	2005

Commitments to extend credit
Real estate secured	$161,245	$99,873
Credit card lines	3,059	3,145
Other	70,356	124,028

Total commitments to extend credit	$234,660	$227,046

Standby letters of credit	$799	$2,587

Commitments to extend credit are agreements to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be uncollateralized, contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Contingencies - Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Note 13 —	Significant Concentrations of Credit Risk

The Bank has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 5 and 12. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Loans are generally limited, by state banking regulation, to 20% of the Bank’s stockholder’s equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $15.0 million.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangement, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

Note 14 —	Benefit Plans

Employee Stock Ownership Plans.

VFG provides two employee stock ownership plans. One plan, dated January 1, 2006, is called the Venture Financial Group, Inc. Employee Stock Ownership Plan (“ESOP”). The other plan, amended and restated as of January 1, 2006, is called the Venture Financial Group, Inc. KSOP (Employee Stock Ownership Plan with 401(k) Provisions (“KSOP”). The purpose of these plans is to enable participating employees to share in the growth and prosperity of the Company through employer contributions to the ESOP and to provide participants with an opportunity to accumulate their own contributed capital to the KSOP, all for their future economic security. Prior to 2006, there was only a KSOP. In 2006, employer contributions made prior to 2006 were transferred from the KSOP to the newly created ESOP on behalf of employees. Beginning in 2006, all Company contributions were added to the ESOP and all employee contributions were added to the KSOP.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

KSOP — All employees are entitled to participate in the KSOP and make salary reduction contributions to the KSOP as of the first day of the month which follows ninety days of employment. A participant is 100% vested in their employee contributions. The KSOP was adopted as a 401(k) plan in 1987, and restated in 1992 to add employee stock ownership plan provisions. On January 1, 2005, the plan was amended to allow individuals to defer up to 100% of their annual compensation on a pre-tax basis subject to certain IRS limits. The plan was amended and restated effective January 1, 2006, to reflect all amendments made and law changes since its last restatement.

All funds in the KSOP are held in trust. The KSOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of company officers. Investments of employee contributions to the KSOP are directed by the employee into a combination of the Company’s common stock or mutual and money market funds.

ESOP — The Company makes contributions to the ESOP for the benefit of employees. Profit sharing contributions to the ESOP are made at the discretion of the Board of Directors. No salary reduction contributions are contributed to the ESOP. Participants are vested over a five year period per the vesting schedule outlined in the ESOP plan.

Total contributions made by the Company are included in the ESOP balances. For the year ended December 31, 2006, $740 thousand was added to the ESOP. Company contributions for 2005 and 2004 were $410 thousand and $472 thousand, respectively.

All funds in the ESOP are held in trust. The ESOP is administered by a Board of Trustees and an Administrative Committee. The trustees consist of Messrs. Manspeaker, Panowicz and Ms. Sager. The Administrative Committee consists of company officers. The investment of Company contributions to the ESOP are generally invested in shares of the Company’s common stock, although the Trustees have the discretion to invest in such other prudent investments as deemed appropriate.

In October 2005, the Company approved a $1.0 million revolving line of credit to the KSOP. In the fourth quarter of 2005, the KSOP borrowed $493 thousand from the line of credit from the Company to purchase common stock of the Company. The loan was rewritten in 2006 to be a $493 thousand non-revolving loan with specific repayment terms. With the restatement of the plan in 2006, the loan was transferred to the ESOP and will be repaid from the Bank’s contributions to the ESOP. There was a $93 thousand principal payment in the fourth quarter of 2006. There are to be $100 thousand dollar principal payments annually beginning on December 31, 2007-2010. The interest rate on the loan is 0% per annum.

In the fourth quarter of 2006, the ESOP borrowed $234 thousand from the Company to purchase common stock of the Company. The loan will be repaid principally from the Bank’s contributions to the ESOP. The ESOP is to pay $34 thousand on December 31, 2007, and $50 thousand on December 31, 2008 — 2011. The interest on the loan is 0% per annum.

The ESOP allocated shares were 321,718, 0, and 0 as of December 31, 2006, 2005 and 2004, respectively. The KSOP allocated shares were 287,802, 602,502 and 699,157 as of December 31, 2006, 2005 and 2004, respectively. Unallocated shares based on the purchase price of the shares, were 35,189, 28,580 and 0 as of December 31, 2006, 2005 and 2004 respectively. Unallocated shares are those shares that have been purchased with borrowings by the ESOP and will not be allocated until the debt is repaid on those shares. When the shares are allocated, they will be allocated at the then current fair market value.

For the year ended December 31, 2006, the ESOP released 5,391 shares of the Company’s common stock to participants. At December 31, 2006, the ESOP had 35,189 unallocated shares remaining to be released. The fair value based on the previous 30 day weighted average of the unallocated shares held by the ESOP trust was $765 thousand at December 31, 2006.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

To the extent permitted by applicable law, any cash dividends on allocated and/or unallocated Company Stock may be used to repay a loan to the ESOP which meets the requirements of Code Section 4975 and the Regulations there under. The decision as to whether cash dividends on Company Stock will be distributed to participants, used to repay a loan to the ESOP, or held in the Trust shall be made in the sole discretion of the Trustees, and the Trustees may request the Company to pay such dividends directly to participants.

Upon termination from the ESOP/KSOP, a participant may choose to have his account distributed in Company stock, to the extent of his investment in stock, or in cash. Certain participants may also be eligible to diversify a certain percentage of their KSOP accounts. A distribution of stock in the event of termination or diversification requires the Company to issue put options to the participant. This permits the participant to sell the stock to the Company at fair value at any time during the option periods.

Incentive compensation plan — Incentive compensation is awarded to officers and qualified employees based on the financial performance of the Company. Awards are payable if the Company meets earnings and other performance objectives and are determined as a percentage of their base salary. Awards under the plan for 2006, 2005 and 2004 were $1.9 million, $692 thousand and $853 thousand, respectively.

There is one other incentive award received by all employees based on a predetermined performance goal of the Company. It is not a part of the incentive compensation plan and is not included above. For 2006, 2005 and 2004, this award totaled $170 thousand, $0 and $118 thousand, respectively.

Long-term care insurance plan — In 2003, the Company purchased long-term care insurance on certain management personnel and directors. Benefits under this plan vest over ten years from the agreement date. In 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over ten years from the date of initial service to the Company. Expense associated with these plans was $12 thousand, $89 thousand and $14 thousand in 2006, 2005 and 2004, respectively. In addition to the expense for existing employees in the plan in 2005, $71 thousand of the $89 thousand expense recognized in 2005 was for employees who are no longer in the plan.

Supplemental executive retirement plan — The Bank, prior to 2005, maintained a noncontributory defined benefit pension plan called the Salary Continuation Plan (“SCP”) for certain management personnel. The SCP was provided to supplement a participating officer’s retirement benefits received from social security and targets a certain level of compensation on an annual basis for a period of years after retirement. The SCP Plan was established in 2001 and was a successor plan to the “Executive Supplemental Income Plan” or “ESI” Plan described below. The SCP agreements replaced the previous ESI agreements with employees.

Effective January 1, 2005, the SCP plan was revised and is now called the “Supplemental Executive Retirement Plan” (SERP). The revised SERP plan is a single master plan for our nonqualified retirement plan. The program is a nonqualified retirement plan covering a select group of employees. On an annual or more frequent basis, the SERP is analyzed on an actuarial basis to determine the necessary amounts to expense to cover the plan obligations. Prior to 2005, the liability to individual employees was based on their individual agreements and now is accounted for on a group basis.

The SERP Plan may utilize “Bank Owned Life Insurance” or “BOLI” policies to assist in meeting the obligations agreed to in the individual employee agreements however, the BOLI policies are not assets belonging to the SERP Plan.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The date used to determine the Plan measurements was December 31, 2006. Weighted-average assumptions used in accounting for the SERP Plan were as follows:

2006

Assumed discount rate	6.00%
Rate of compensation increase	N/A
Expected return on assets	N/A

The rate of compensation increase and the expected return on assets in the plan was not utilized in 2006 in the actuarial determination of accrued pension cost. The dollar amount of the benefit is fixed so compensation increases are not necessary to be utilized. There are no assets set aside specifically for these benefits in trust so the expected return on assets is considered not applicable. This is an unfunded plan under SFAS 87.

The accumulated benefit obligation was $4.8 million at December 31, 2006, and $4.3 million at December 31, 2005. Changes in the projected benefit obligation were as follows (dollars in thousands):

	2006	2005

Projected benefit obligation, beginning of year	$(4,350)	$(3,019)
Service Cost	$536	$456
Interest Cost	$257	$222
Actuarial Loss (Gain)	$(216)	$754
Benefits paid	$(122)	$(101)

Projected benefit obligation, end of year	$(4,805)	$(4,350)

Reconciliations of funded status were as follows:

	2006	2005

Funded status	$(4,805)	$(4,350)
Unrecognized loss/(gain)	$298	$587

Actual funded status	$(4,507)	$(3,763)

Net periodic expense for the defined benefit pension plan was as follows:

	2006	2005

Service Cost	$536	$456
Interest Cost	$257	$222
Amortization of gain or loss	$73	$168

Net periodic expense	$866	$846

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows (dollars in thousands):

Projected
Benefit
Payments

Plan Year Ended December 31,
2007	$116
2008	$130
2009	$178
2010	$393
2011	$444
2012-2106	$2,610

Total payments through 2016	$3,871

The amounts recognized in the statements of financial condition are as follows (dollars in thousands):

	2006	2005

Prepaid (accrued) benefit cost	$(4,507)	$(3,763)
Accumulated other comprehensive expense	$(298)	$(587)

Net amount recognized	$(4,805)	$(4,350)

Employer contributions to the plan for the year ended December 31, 2007 are budgeted to be $768 thousand. Expenses related to this plan totaled $866 thousand, $846 thousand, and $851 thousand in 2006, 2005 and 2004, respectively.

Director benefits — The following is a description of all benefits received by the Company’s directors.

Director and Committee Fees — Director fees are paid to non-employee directors only. For the year ending December 31, 2006, VFG directors received a monthly retainer of $750. Each VFG director also serves as a Venture Bank director and received a monthly retainer of $500 and a board attendance fee of $600 per Venture Bank Board meeting. Board members are permitted to participate telephonically once per year and receive a $300 attendance fee. Additionally, participating directors received $100 for all special board conference calls lasting longer than 30 minutes. Committee members received $250 per meeting attended (except Audit Committee which received $250 per meeting).

Director Deferred Income (DDI) — In 1992, the Board of Directors approved a plan under which a director could elect to defer receipt of directors fees and incentive pay for five years from 1992 to 1997, and at retirement receive those fees and incentive pay plus accrued interest at a rate of 10% during the deferral period and 8% from the end of the deferral period though the payout. The plan also provides that the deferred fees plus the accrued interest benefit payment accelerates in the event of a Director’s death and is paid to the Director’s beneficiaries. Accrued liabilities to its directors participating in the Plan at December 31, 2006 totaled $328 thousand. Expense associated with the related directors was $30 thousand, $20 thousand, and $20 thousand in 2006, 2005, and 2004, respectively.

Mr. Parsons was included in this Plan as a director in 1992. In 1992, Mr. Parsons was also an executive. The directors included in the plan for whom expenses are being accrued are Messrs. Parsons, Panowicz, and former directors DeTray and Wilcox.

In 1989, the Board of Directors approved a plan under which a director could elect to defer receipt of directors fees for ten years beginning February 1, 1989, and at retirement receive those fees plus accrued interest. One director, Mr. Parsons, is remaining in this plan. This director deferred $400 per month for

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

120 months and is entitled to receive $2,193 payable for a period of 120 months upon reaching age 62. In the event of his death prior to reaching age 62, his beneficiaries would receive $1,462 monthly, payable for a period of 240 months. The accrued liability to the director participating in this plan at December 31, 2006 and 2005, totaled $182 thousand and $152 thousand, respectively. Expenses associated with this plan were $30 thousand in 2006, $15 thousand in 2005, and $10 thousand in 2004.

Split Dollar Insurance — The Company owns life insurance policies issued on the lives of its Directors and certain employees (“the Participants”). The Company has entered into Agreements that provide for the insurance companies to pay the designated beneficiaries of the Participants up to $350 thousand from the “net at risk proceeds” of these policies. The “net at risk proceeds” of these policies is the amount in excess of the total required in order for the Company to recover all its original investment as well as all accumulated interest in the policies. While the company incurs no expenses associated with this Plan, Participants are required to pay income taxes on the value of the benefits provided under this Plan with a total of $3 thousand reported in 2006, and $2 thousand for 2005.

Long Term Care Insurance — In 2002, the Company purchased Long-Term Care Insurance for each of its board members and certain employees. Each participant is eligible to begin receiving benefits after being certified by a licensed Health Care Practitioner as chronically ill. The policy provides for a $130 — $200 per day lifetime benefit for facility care, and home and community services. Benefits vest 10% per year over a ten-year period, with acceleration upon a change in control. If the participant’s service terminates for reasons other than death, disability, or termination after 10 years of service, then the participant is required to reimburse a portion of the premium based on the years of service completed. Expense related to this plan was $6 thousand for 2006, and $0 for 2005 and 2004.

Note 15 —	Stock Option Plans

On December 31, 2006, the Company had one active share based compensation plan which is described below. The compensation cost that has been charged to income year-to-date in 2006 for both stock options and restricted stock grants is $240 thousand. The total income tax benefits recognized in the income statement for share based compensation cost in 2006 is $84 thousand. The tax benefits recognized include the exercise of certain options and the tax benefit of the expense recognition.

The Company’s Stock Incentive Plan (“2004 Plan”), which is shareholder approved, permits the grant of share-based awards to its employees and directors for up to 300,000 shares of common stock. The 2004 Plan addresses non-qualified stock options, incentive stock options, restricted stock awards, and other stock based compensation awards. The Company believes that such awards better align the interest of its employees and directors with those of its shareholders. Awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant. The outstanding stock option awards have been granted with a 10 year term. The stock option awards when granted have a vesting period of five years with 20% of the shares vesting per year. There are two outstanding restricted stock awards; one award for 5,000 shares vests over a 4 year period with 25% of the shares vesting per year. The other award for 750 shares cliff vests over a 2 year period with all shares vesting at the end of 2 years. Unlike the option shares, restricted stock awards are granted at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period. The recipient of a share of restricted stock is entitled to voting rights and dividends on the common stock. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). At December 31, 2006, 99,750 option shares and 5,750 restricted stock award shares have been granted under the Plan since plan inception. At December 31, 2006, 5,900 shares previously granted under the 2004 Plan since Plan inception were forfeited and returned to the Plan and are available for future grants. 200,400 shares remain available for grant under the 2004 Plan. It is the Company’s policy to issue authorized but unissued shares of common stock upon stock option exercises or restricted stock awards. The Company may, as part of its

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase program purchase shares that have been listed for sale that may have been acquired through the 2004 share-based award plan or previous plans.

Options becoming exercisable under stock option plans in future years ending December 31, are as follows:

2007 −47,720; 2008 −36,620; 2009 −29,420; and 2010 −18,770; 2011−10,630

Options outstanding at December 31, 2006 were granted under the 1994 director, and 1999 employee stock option plans. These plans were superseded in 2004 with the 2004 Stock Incentive Plan and accordingly no further options will be granted under the 1994 and 1999 plans. Options for 200,400 shares remain available under the 2004 plan at December 31, 2006.

Each outstanding option issued pursuant to the Washington Commercial Bancorp Stock Option and Stock Grant Plan, 1999 Washington Commercial Bancorp Employee Stock Option Plan, 1999 Washington Commercial Bancorp Director Stock Option Plan and 2002 Washington Commercial Bancorp Director Stock Option Plan is no longer exercisable for shares of WCB common stock, but instead, constitutes an option to acquire, on the same terms and conditions as were applicable under such option immediately prior to consummation of the merger, that number of shares of Venture common stock equal to the product of the number of shares of WCB common stock for which such option was exercisable plus 2.0465. The exercise price for each option shall be equal to the exercise price per share for such option immediately prior to the effective time of the merger divided by 2.0465.

Restricted stock was granted to an employee for the first time in 2005. 5,000 shares were granted at a fair market value of $20.85 per share. These shares vest over a four year period at the rate of 25% per year. Unlike stock options, the employee is taxed on the fair market value of the restricted stock at the time the stock vests. The restricted stock is outstanding and has voting rights from the date it is granted. However, it may not be traded by the grantee until it is vested.

In 2006, 750 shares of restricted stock were granted to an employee at a fair market value of $19.53 per share. These shares vest 100% two years after the date of grant. Unlike stock options, the employee is taxed on the fair market value of the restricted stock at the time the stock vests. The restricted stock is outstanding and has voting rights from the date it is granted. However, it may not be traded by the grantee until it is vested.

As permitted by Statement No. 123, prior to January 1, 2006, the Company accounted for stock-based awards to employees and directors using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in the consolidated financial statements for employee and director stock arrangements where the grant price was equal to market price on the date of grant. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995, were provided in accordance with SFAS No. 123, Accounting for Share-Based Compensation. Effective January 1, 2006, the Company adopted SFAS No. 123(R) which permits public companies to adopt its requirements using the “modified prospective” method. Under the “modified prospective” method, the compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees and directors prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning January 1, 2006, the Company began accounting for stock-based awards to employees and directors using the fair value method, in accordance with SFAS No. 123(R), Share-Based Payment. The Company currently uses the Black-Scholes valuation model to estimate the fair value of stock option awards. The following assumptions are used in the Black-Scholes model: expected volatility, expected dividends, expected term and risk-free rate. Expected volatilities are not based on implied volatilities from traded options on the Company stock because the Company stock does not have any options traded on it. Instead, expected volatilities are based on the historical volatility of the Company stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and management’s experience and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are determined at the date of grant and are not subsequently adjusted for actual. In all years presented, there was only one grant date in the year.

	April 19,	April 16,	April 16,
	2006	2005	2004

Expected volatility	23.90%	24.32%	19.37%
Expected dividends	1.40%	2.33%	1.58%
Expected term (in years)	6.5 years	7 years	7 years
Risk-free rate	4.92%	4.38%	3.89%

The weighted average fair value of options granted during 2006, 2005, and 2004 was $6.03, $5.02, and $3.70, respectively. In the opinion of management, the assumptions used in the option pricing model are subjective and represent only one estimate of possible value, as there is no active market for Company options granted.

Options granted by the Company during 2006, 2005, and 2004, are 20% vested on each of the five subsequent anniversaries of the grant date. Options granted by Washington Commercial Bancorp were all vested effective as of the date of the merger, September 2, 2005, and were not expensed after the merger but the merger date intrinsic value of the options was added to goodwill. As the options are exercised the merger date intrinsic value is subtracted from goodwill. Stock option and per share amounts for current and prior periods have been adjusted to reflect the effect of stock splits. Actual forfeited shares and the related compensation expense of those shares is taken out at the time of forfeiture. Management’s estimate of future forfeitures, after reviewing historical trends is based on future forfeiture expectations.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

					Weighted
				Weighted	Average	Aggregate
				Average	Remaining	Intrinsic
	Director	Employee	Total	Exercise	Contractual	Value
Options	Shares	Shares	Shares	Price	Term	(000’s)

Outstanding at January 1, 2006	117,042	285,715	402,757	$10.94	5.64 years	$3,676
Exercisable at January 1, 2006	82,392	183,965	266,357	$9.08	4.40 years	$2,927
Granted 1st quarter 2006	—	—	—	—	—	—
Exercised 1st quarter 2006	(38,148)	(8,238)	(46,386)	$8.50	—	—
Forfeited or expired 1st quarter 2006	—	—	—	—	—	—
Outstanding at March 31, 2006	78,894	277,477	356,371	$11.26	6.07 years	$3,143
Exercisable at March 31, 2006	44,244	175,727	219,971	$9.20	4.98 years	$2,392
Granted 2nd quarter 2006	5,250	51,500	56,750	$20.00	—	—
Exercised 2nd quarter 2006	(6,871)	(10,783)	(17,654)	$10.46	—	—
Forfeited or expired 2nd quarter 2006	(5,400)	(300)	(5,700)	$11.85	—	—
Outstanding at June 30, 2006	71,873	317,894	389,767	$12.56	6.35 years	$2,810
Exercisable at June 30, 2006	45,743	186,344	232,087	$9.63	4.92 years	$2,344
Granted 3rd quarter 2006	—	—	—	—	—	—
Exercised 3rd quarter 2006	(1,920)	(11,147)	(13,067)	$9.32	—	—
Forfeited or expired 3rd quarter 2006	—	(3,570)	(3,570)	$19.26	—	—
Outstanding at September 30, 2006	69,953	303,177	373,130	$12.61	6.06 years	$3,213
Exercisable at September 30, 2006	46,523	179,697	226,220	$9.78	4.64 years	$2,589
Granted 4th quarter 2006	—	—	—	—	—	—
Exercised 4th quarter 2006	(450)	(6,562)	(7,012)	$8.82	—	—
Forfeited or expired 4th quarter 2006	—	(1,680)	(1,680)	$19.08	—	—
Outstanding at December 31, 2006	69,503	294,935	364,438	$12.65	5.80 years	$3,308
Exercisable at December 31, 2006	46,073	175,205	221,278	$9.75	4.36 years	$2,650

The total intrinsic value for December 2006 of options exercised during 2006, was $930 thousand. The intrinsic value represents the fair market value of the shares at exercise of $1.7 million (where fair market value is the prior month end weighted average price) less the cost to the recipient to exercise which was $763 thousand. The tax benefits created by these exercises are allocated to additional paid in capital and goodwill depending on the source of those options and prior accounting for those options. Fair market value for options exercised is calculated differently than for options outstanding and exercisable. The fair market value is the weighted average share price in the previous month of the exercise for timely tax and compensation calculations.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$7.00 and under	55,064	4.92	$6.67	43,964	$6.63
$7.01 to $10.00	121,198	2.74	$8.58	121,198	$8.58
$10.01 to $15.00	47,196	7.14	$13.48	32,796	$13.39
$15.01 to $19.00	47,550	7.30	$15.33	15,600	$15.33
$19.01 to $21.00	93,430	8.88	$19.68	7,720	$19.25

	364,438	5.81	$12.65	221,278	$9.75

A summary of the status of the Company’s nonvested shares as of December 31, 2006, and changes during the years ended 2006, 2005, and 2004, is presented below:

				Weighted
				Average
	Director	Employee	Total	Grant Date
Nonvested Shares	Shares	Shares	Shares	Fair Value

Nonvested at December 31, 2003	51,750	97,710	149,460	$2.67
Granted	5,250	71,250	76,500	$3.70
Vested	(12,750)	(35,640)	(48,390)	$2.47
Forfeited	—	(5,100)	(5,100)	$3.63
Nonvested at December 31, 2004	44,250	128,220	172,470	$3.15
Granted	4,200	38,800	43,000	$5.02
Vested	(13,800)	(28,500)	(42,300)	$2.84
Forfeited	—	(36,770)	(36,770)	$3.29
Nonvested at December 31, 2005	34,650	101,750	136,400	$3.80
Granted	5,250	51,500	56,750	$6.03
Vested	(11,520)	(28,450)	(39,970)	$3.44
Forfeited	(4,950)	(5,070)	(10,020)	$4.42
Nonvested at December 31, 2006	23,430	119,730	143,160	$4.74

As of December 31, 2006, there was $340 thousand of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized using graded vesting over a five year vesting period which accelerates the expense to a weighted average period of under 2 years. The Company has granted awards with graded vesting; the awards vest 20% at the end of each year over five years. The Company has elected to treat each vesting tranche as a separate award with compensation cost for each award recognized over its vesting period. This approach results in a greater amount of compensation cost recognized in the earlier periods of the grant with a declining amount recognized in later periods. The total grant date fair value of shares vested during the year ended December 31, 2006, was $137 thousand.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below illustrates the effect on net income and earnings per share for the Company applying the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment to stock-based compensation awards granted on or after January 1, 1995, for the period ended December 31, 2006. The table also illustrates on a pro forma basis the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Share-Based Compensation, to stock-based compensation awards granted on or after January 1, 1995, for the year ended December 31, 2005:

	Year Ended December 31
	2006	2005
	(Dollars in thousands, except per share data)

Net income, as reported	$11,069	$9,028
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax	NA	$221
Actual Pro forma net income	NA	$8,807
Earnings per Share
Basic:
As reported	$1.54	$1.33
Pro-forma	NA	$1.30
Diluted:
As reported	$1.52	$1.30
Pro-forma	NA	$1.27

Compensation expense for restricted stock is measured based upon the number of shares granted and the stock price at the grant date. Compensation expense is recognized in earnings over the required service period. Accordingly, compensation expense has been recognized in the condensed consolidated financial statements for employee and director stock arrangements in each quarter of 2006. Compensation expense is now measured at the grant date of the award at fair value and adjusted to reflect actual forfeitures and the outcome of certain conditions.

Note 16 —	Condensed Financial Information — Parent Company Only (dollars in thousands)

	2006	2005

Condensed Balance Sheets — December 31
Assets
Cash	$614	$1,446
Investment in the Bank	106,847	96,140
Other assets	1,186	1,879

Total assets	$108,647	$99,465

Liabilities and Stockholders’ Equity
Liabilities
Junior subordinated debentures	$22,682	$22,682
Other liabilities	733	629

Total liabilities	23,415	23,311
Shareholders’ Equity	85,232	76,154

Total liabilities and shareholders’ equity	$108,647	$99,465

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Condensed Statement of Income — Years Ended December 31
Operating Income
Dividends from the Bank	$3,600	$15,500	$—
Interest	64	42	31

Total operating income	3,664	15,542	31
Operating Expenses
Interest	2,084	1,556	1,024
Other	229	133	216

Total operating expenses	2,313	1,689	1,240

Income (loss) before income taxes and equity in undistributed income of the Bank	1,351	13,853	(1,209)
Income Tax Benefit	(760)	(545)	(363)

Income (loss) before equity in undistributed income of the Bank	2,111	14,398	(846)
Equity in Undistributed Income of the Bank	8,958	(5,370)	12,623
Net income	$11,069	$9,028	$11,777

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Condensed Statement of Cash Flows — Years Ended December 31
Cash Flows from Operating Activities
Net income	$11,069	$9,028	$11,777
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed (income) loss of the Bank	(8,958)	5,370	(12,623)
Other — net	126	(37)	883

Net cash from operating activities	2,237	14,361	37

Cash Flows from Investing Activities
Cash investment in (return from) the Bank	735	(15,500)	(893)

Cash Flows from Financing Activities
Proceeds from exercise of stock options	763	1,713	1,464
Stock issued for purchase of WAM	32	33	—
Advance to ESOP	(234)	(493)	—
Loan payment from ESOP	93	—	—
Repurchase of common stock	(2,366)	(2,455)	(3,007)
Proceeds from long-term debt	—	3,093	—
Payments on long-term debt	—	—	—
Payment of dividends	(2,092)	(1,855)	(1,325)

Net cash from financing activities	(3,804)	36	(2,868)

Net increase (decrease) in cash	(832)	(1,103)	(3,724)
Cash, beginning of year	1,446	2,549	6,273

Cash, end of year	$614	$1,446	$2,549

Note 17 —	Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2006, the most recent notification from the Bank’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The actual capital amounts and ratios are as follows (dollars in thousands):

					To be
					Well Capitalized
					Under Prompt
			For Capital		Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2006:
Tier I capital (to average assets):
Consolidated	$81,380	9.44%	$34,474	4.00%	N/A	N/A
Venture Bank	80,314	9.32%	34,460	4.00%	$43,076	5.00%
Tier I capital (to risk-weighted assets):
Consolidated	81,380	10.27%	31,710	4.00%	N/A	N/A
Venture Bank	80,314	10.15%	31,665	4.00%	47,498	6.00%
Total capital (to risk-weighted assets):
Consolidated	90,297	11.39%	63,421	8.00%	N/A	N/A
Venture Bank	89,231	11.27%	63,331	8.00%	79,164	10.00%
As of December 31, 2005:
Tier I capital (to average assets):
Consolidated	$72,251	12.01%	$24,098	4.00%	N/A	N/A
Venture Bank	70,205	11.65%	24,098	4.00%	$30,123	5.00%
Tier I capital (to risk-weighted assets):
Consolidated	72,251	9.37%	30,845	4.00%	N/A	N/A
Venture Bank	70,205	9.12%	30,797	4.00%	46,195	6.00%
Total capital (to risk-weighted assets):
Consolidated	80,685	10.46%	61,690	8.00%	N/A	N/A
Venture Bank	78,639	10.21%	61,593	8.00%	76,911	10.00%

Restrictions on retained earnings — The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2006, the Bank could pay dividends to its parent of up to $9.5 million and still be well capitalized under prompt corrective action provisions.

Purchases of Equity Securities by Venture Financial Group, Inc.

On February 19, 2003, the Board approved a stock repurchase program to allow for the repurchase of 131,370 shares of VFG Common Stock in purchases over time in privately negotiated transactions. On September 18, 2003, this plan was amended and an additional 56,130 shares were added to the plan. On October 15, 2003, this plan was amended again and an additional 225,000 shares were added to this plan bringing the total to 412,500 shares. Under this plan 266,097 shares were repurchased in 2003 and 146,403 were repurchased in 2004, for a total of $2.2 million. All shares have been adjusted for the three-for-two stock split announced May 6, 2004, and effective May 16, 2004.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 16, 2004, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in privately negotiated transactions. Under this plan VFG purchased 167,640 shares for a total of $3.1 million.

On November 15, 2005, the Board approved a stock repurchase program to allow for the repurchase of 200,000 shares of VFG Common Stock in purchases over time in either privately negotiated transactions or through the open market. Under this plan, VFG has purchased 118,284 shares for a total of $2.4 million as of December 31, 2006.

Note 18 —	Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments at December 31, were as follows (dollars in thousands):

	2006		2005
	Recorded	Fair	Recorded	Fair
	Amount	Value	Amount	Value

Financial Assets
Cash and due from banks, interest bearing deposits in other banks	$17,754	$17,754	$18,099	$18,099
Federal funds sold	$6,790	$6,790	$6,230	$6,230
FHLB Stock and TIB Stock	$4,590	$4,590	$4,490	$4,490
Securities available-for-sale	$162,447	$162,447	$60,911	$60,911
Loans held-for-sale	$4,642	$4,642	$5,699	$5,699
Loans receivable, net	$702,536	$702,262	$588,202	$586,602
Accrued interest receivable	$4,394	$4,394	$3,117	$3,117
Financial Liabilities
Deposits	$771,250	$772,312	$514,028	$513,556
Federal funds purchased	$—	$—	$—	$—
Short-term borrowings	$53,070	$53,070	$87,798	$87,798
Long-term debt	$34,000	$32,562	$44,000	$41,300
Junior subordinated debentures	$22,682	$22,682	$22,682	$22,682
Accrued interest payable	$1,783	$1,783	$1,288	$1,288

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19 —	Other Operating Income and Expenses

Other operating income and expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31 (dollars in thousands):

	2006	2005	2004

Other operating income
Commission on sale of non-deposit investment products	$736	$507	$—
Earnings on bank-owned life insurance	$693	$530	$622
Other operating (income) expense
State taxes	$1,047	$708	$592
Advertising and marketing	$1,214	$913	$714
Expenses of SERP	$920	$846	$851

Note 20 —	Earnings Per Share Disclosures

In May 2004, the Company’s Board of Directors approved a 3 for 2 stock split to shareholders of record on May 16, 2004. The earnings per share, the shares used for purposes of recalculating earnings per share, and the option amounts and prices for the years ended December 31, 2004, have been retroactively adjusted for the split.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated (dollars in thousands except for shares and per share data):

	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Year ended December 31, 2006
Basic earnings per share
Net income	$11,069	7,172,290	$1.54
Effect of dilutive securities
Options		123,279	(0.02)

Diluted earnings per share
Net income	$11,069	7,295,569	$1.52

Year ended December 31, 2005
Basic earnings per share
Net income	$9,028	6,768,229	$1.33
Effect of dilutive securities
Options		162,304	(0.03)

Diluted earnings per share
Net income	$9,028	6,930,533	$1.30

Year ended December 31, 2004
Basic earnings per share
Net income	$11,777	6,487,613	$1.82
Effect of dilutive securities
Options		164,526	(0.05)

Diluted earnings per share
Net income	$11,777	6,652,139	$1.77

The number of shares shown for “options” is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 21 —	Business Segment Information

The Company was managed along two major lines of business; community banking, its core business, and the small loan division, which was entered into late in the fourth quarter of 2000. Community banking consists of all lending, deposit and administrative operations conducted through its 17 offices in Washington State. The small loan division provided small, short-term consumer loans to customers in Arkansas. Effective July 1, 2005, the Bank terminated its relationship with Advance America and no longer offered small short-term consumer loans.

Prior to 2001, the Company was managed as a whole, not by discrete operating segments. When the Company began offering small loans, its operating results were segregated in the general ledger system to better manage financial performance. The financial performance of the business lines is measured by the Company’s profitability reporting process, which utilizes various management accounting techniques to more accurately reflect each business line’s financial results. Revenues and expenses are primarily assigned directly to business lines.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The organizational structure of the Company and its business line financial results are not necessarily comparable across companies. As such, the Company’s business line performance may not be directly comparable with similar information from other financial institutions.

Financial highlights by line of business as of and for the years ended December 31, were as follows (dollars in thousands):

	Community	Small
	Banking	Loans	Total

December 31, 2006
Net interest income after provision for credit losses	$34,741	$—	$34,741
Non-interest income	8,666	—	8,666
Non-interest expense	26,668	—	26,668
Income taxes	5,670	—	5,670

Net income	$11,069	$—	$11,069

Total assets	$978,108	$—	$978,108

Total loans	$711,453	$—	$711,453

December 31, 2005
Net interest income after provision for credit losses	$26,951	$743	$27,694
Non-interest income	8,201	9	8,210
Non-interest expense	22,728	72	22,800
Income taxes	3,879	197	4,076

Net income	$8,545	$483	$9,028

Total assets	$752,793	$—	$752,793

Total loans	$596,636	$—	$596,636

December 31, 2004
Net interest income after provision for credit losses	$23,167	$1,740	$24,907
Non-interest income	13,582	(13)	13,569
Non-interest expense	20,973	105	21,078
Income taxes	5,126	495	5,621

Net income	$10,650	$1,127	$11,777

Total assets	$549,797	$6,419	$556,216

Total loans	$425,702	$3,821	$429,523

Note 22 —	Subsequent Event

On January 17, 2007, the Company declared a dividend in the amount of $.08 per share to be paid on February 9, 2007, for shareholders of record as of January 29, 2007.

VENTURE FINANCIAL GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23 —	Selected Quarterly Financial Data (Unaudited)

The following selected financial data are presented for the quarters ended (dollars in thousands, except per share amounts):

	December 31	September 30	June 30	March 31

Year ended December 31, 2006
Interest income	$18,332	$17,890	$15,504	$12,945
Interest expense	(8,590)	(8,101)	(7,035)	(5,129)

Net interest income	9,742	9,789	8,469	7,816
Provision for credit losses	(375)	(400)	(150)	(150)
Non-interest income	2,179	2,237	2,283	1,967
Non-interest expenses	(6,821)	(7,195)	(6,559)	(6,093)

Income before provision for income taxes	4,725	4,431	4,043	3,540
Provision for income taxes	(1,627)	(1,403)	(1,414)	(1,226)

Net income	$3,098	$3,028	$2,629	$2,314

Earnings per share
Basic	$0.43	$0.42	$0.37	$0.32
Diluted	$0.43	$0.42	$0.36	$0.31
Year ended December 31, 2005
Interest income	$12,683	$10,419	$9,491	$8,786
Interest expense	(4,347)	(3,439)	(2,823)	(2,323)

Net interest income	8,336	6,980	6,668	6,463
Provision for credit losses	(39)	(161)	(338)	(215)
Non-interest income	1,977	2,180	2,003	2,050
Non-interest expenses	(6,248)	(5,831)	(5,390)	(5,331)

Income before provision for income taxes	4,026	3,168	2,943	2,967
Provision for income taxes	(1,367)	(868)	(907)	(934)

Net income	$2,659	$2,300	$2,036	$2,033

Earnings per share
Basic	$0.37	$0.34	$0.31	$0.31
Diluted	$0.36	$0.33	$0.31	$0.30

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fee		$1,412
NASDAQ listing fee		$100,000
NASD filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total Offering Expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

As a Washington corporation, the Registrant is subject to the provisions of the Washington Business Corporation Act, or the WBCA. The WBCA permits a corporation to indemnify an individual who is made a party to a proceeding because such individual is or was a director of the corporation against liability incurred in the proceeding if:

•	the individual acted in good faith;

•	in the case of conduct in the individual’s official capacity with the corporation, that the individual reasonably believed that his or her conduct was in the corporation’s best interests;

•	in all other cases, the individual reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Unless a corporation’s articles of incorporation provide otherwise, indemnification is mandatory if the director is wholly successful on the merits or otherwise in such a proceeding, or if a court of competent jurisdiction orders the corporation to indemnify the director.

Under the WBCA, a corporation may not, however, indemnify the individual if the individual was adjudged liable:

•	to the corporation in a proceeding by or in the right of the corporation; or

•	in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit.

The WBCA also provides that a corporation’s articles of incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for the following “egregious conduct”:

•	acts or omissions that involve intentional misconduct or a knowing violation of law;

•	any unlawful distribution; or

•	participation in any transaction from which the director derived a personal benefit to which the person is not legally entitled.

The Registrant’s articles of incorporation do not limit the statutory right to indemnification.

Except for egregious conduct, the Registrant’s articles of incorporation provide that the Registrant will indemnify its directors against reasonable expenses (including attorney fees), judgments, fines, penalties, excise taxes or settlement payments incurred or suffered by reason of service as a director or officer or at the Registrant’s request as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In the case of proceedings by a federal banking agency, the Registrant will indemnify and advance expenses to the extent permitted and manner prescribed by applicable laws or regulations.

The Registrant’s articles of incorporation limit personal liability of our directors for their conduct as directors except for egregious conduct. The Registrant’s board of directors may, by resolution, extend the indemnification and limitation of liability provisions in the articles of incorporation to officers of the corporation.

The effect of these provisions is to limit the liability of directors for monetary damages, and to indemnify the directors of the Registrant for all costs and expenses for liability incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their affiliation with the Registrant. These provisions do not limit the rights of the Registrant or any shareholder to seek non-monetary relief, and do not affect a director’s or officer’s responsibilities under any other laws, such as securities or environmental laws.

We have a directors’ and officers’ liability insurance policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

On July 9, 2007, our wholly owned subsidiary VFG Capital Trust I issued trust preferred securities for an aggregate purchase price of $13.0 million. The securities were issued pursuant to Regulation D promulgated under the Securities Act and thus exempt from registration thereunder.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index beginning on page II-4.

(b) Financial Statement Schedules. All financial schedules for which provision is made in the applicable accounting regulation of the SEC are either included in the financial information set forth in the prospectus or are inapplicable and therefore have been omitted.

Item 17.  Undertakings

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of DuPont, State of Washington, on July 16, 2007.

VENTURE FINANCIAL GROUP, INC.

By:	/s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.
Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ken F. Parsons, Sr., James F. Arneson and Sandra L. Sager and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, each acting alone, to sign any and all amendments to this Registration Statement, and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.
Chief Executive Officer and Chairman of the Board

Date: July 16, 2007

By:	/s/ James F. Arneson
James F. Arneson, President and Director

Date: July 16, 2007

By:	/s/ Keith W. Brewe
Keith W. Brewe, Director

Date: July 16, 2007

By:	/s/ Lowell E. Bridges
Lowell E. Bridges, Director

Date: July 16, 2007

By:	/s/ Linda E. Buckner
Linda E. Buckner, Director

Date: July 16, 2007

By:	/s/ Jewell C. Manspeaker
Jewell C. Manspeaker, Director

Date: July 16, 2007

By:	/s/ Patrick L. Martin
Patrick L. Martin, Director

Date: July 16, 2007

By:	/s/ A. Richard Panowicz
A. Richard Panowicz, Director

Date: July 16, 2007

By:	/s/ Larry J. Schorno
Larry J. Schorno, Director

Date: July 16, 2007

By:	/s/ Sandra L. Sager
Sandra L. Sager, Chief Financial Officer

Date: July 16, 2007

EXHIBIT INDEX

Exhibit

1	.1**	Form of Underwriting Agreement
3	.1(a)	Second Amended and Restated Articles of Incorporation of Venture Financial Group, Inc.
3	.2(b)	Bylaws of Venture Financial Group, Inc.
4	.1**	Specimen Stock Certificate
5	.1**	Opinion of Foster Pepper LLP regarding legality of securities covered by the Registration Statement
10	.1*(c)	Employment Agreement with Ken F. Parsons, Sr.
10	.2*(d)	Third Amendment to Employment Agreement with Ken F. Parsons, Sr.
10	.3*(e)	Employment Agreement with James Arneson
10	.4*(f)	Form of Long-Term Care Agreement
10	.5*(g)	Supplemental Executive Retirement Plan
10	.6*(h)	2004 Stock Incentive Plan
10	.7*(i)	Venture Financial Group, Inc. Employee Stock Ownership Plan
10	.8*(j)	Venture Financial Group, Inc. KSOP (Employee Stock Ownership Plan with 401(k) Provisions) amended and restated as of January 1, 2006
10	.9*(k)	Employment Agreement with Sandra Sager
21		Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm (Moss Adams, LLP)
23	.2**	Consent of Legal Counsel (Foster Pepper LLP) (included in legal opinion filed as Exhibit 5.1)
24.1		Power of Attorney (set forth on the signature page of this Registration Statement)

(a)	Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed May 16, 2005.

(b)	Incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed June 25, 2007.

(c)	Incorporated by reference to Exhibit 99 of the Registrant’s Current Report on Form 8-K filed June 2, 2004.

(d)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 25, 2007.

(e)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-4, File No. 333-125774, filed June 13, 2005.

(f)	Incorporated by reference to Exhibit 10(l) of the Registrant’s Annual Report on From 10-K for the fiscal year ending December 31, 2001, filed April 1, 2002.

(g)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed December 28, 2005.

(h)	Incorporated by reference to Appendix B to the Registrant’s Proxy Statement for the 2004 Annual Meeting of Shareholders filed on April 6, 2004.

(i)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-K for the fiscal year ending December 31, 2006, filed March 27, 2007.

(j)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-K for the fiscal year ending December 31, 2006, filed March 27, 2007.

(k)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed November 16, 2005.

*	Compensatory plan or arrangement

**	To be filed by amendment